UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 25, 2021

SPRING VALLEY ACQUISITION CORP.
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39736	98-1588588
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2100 McKinney Ave., Suite 1675
Dallas, Texas 75201
(Address of Principal Executive Offices) (Zip Code)

(214) 308-5230
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	SVSVU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	SVSV	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SVSVW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement

Agreement and Plan of Merger

On March 25, 2021, Spring Valley Acquisition Corp., a Cayman Islands exempted company (“Spring Valley”), Spring Valley Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Spring Valley (“Merger Sub”), and Dream Holdings, Inc., a Delaware public benefit corporation (the “Company”), entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which the Company will be merged with and into Merger Sub (the “Merger,” together with the other transactions related thereto, the “Proposed Transactions”), with the Company surviving the Merger as a wholly owned subsidiary of Spring Valley (the “Surviving Corporation”).

Conversion of Securities

Immediately prior to the effective time of the Merger (the “Effective Time”), Spring Valley shall assume certain convertible notes issued by the Company after the date of the Merger Agreement and before the Effective Time with an aggregate principal balance up to $30,000,000 (the “2021 Convertible Notes”) and cause the outstanding principal and unpaid accrued interest due on such Company 2021 Convertible Notes outstanding immediately prior to the Effective Time to be automatically converted into a number of shares of Spring Valley Common Stock at a purchase price of $9.00 per share, and such converted Company 2021 Convertible Notes will no longer be outstanding and will cease to exist. All of the Company 2021 Convertible Notes converted into shares of Spring Valley Common Stock shall no longer be outstanding and shall cease to exist, any liens securing obligations under the Company 2021 Convertible Notes shall be released and each holder of Company 2021 Convertible Notes shall thereafter cease to have any rights with respect to such securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Spring Valley, Merger Sub, the Company or the holders of any of the Company’s securities:

(a)	Each share of Company Common Stock and Company Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any Series 2 Preferred Stock (as defined in the Merger Agreement), cancelled shares or dissenting shares, will receive the number of shares of Common Stock, par value $0.0001 per share, of Spring Valley (“Spring Valley Common Stock”) equal to the Common Stock Exchange Ratio (as defined in the Merger Agreement) with the Company Preferred Stock (excluding the Series 2 Preferred Stock) receiving consideration calculated on an as-converted basis as determined in accordance with the Company’s organizational documents; provided that no fractional shares of Spring Valley Common Stock shall be issued in connection therewith;

(b)	Each share of Series 2 Preferred Stock (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time, other than any cancelled or dissenting shares, will receive the number of shares of Spring Valley Common Stock equal to the Preferred Stock Exchange Ratio (as defined in the Merger Agreement); provided that no fractional shares of Spring Valley Common Stock shall be issued in connection therewith;

(c)	All shares of Company Common Stock and Company Preferred Stock held in the treasury of the Company or owned by Spring Valley or Merger Sub will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(d)	Each share of common stock, par value $0.0001 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;

(e)	Each Company Option (as defined in the Merger Agreement) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of shares of Spring Valley Common Stock (such option, an “Exchanged Company Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Company Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio; provided, however, that the exercise price and the number of shares of Spring Valley Common Stock purchasable pursuant to the Exchanged Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Exchanged Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Spring Valley Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided in the Merger Agreement, following the Effective Time, each Exchanged Company Option will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time; and

(f)	Each Company Warrant (as defined in the Merger Agreement) that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Merger and without any action on the part of Acquiror, the Company or the holder of any such Company Warrant, shall be converted into a warrant exercisable on the terms and conditions set forth therein for Merger Consideration which such holder would have received if it had exercised such Company Warrant immediately prior to the Effective Time (assuming such Company Warrants were then fully vested).

Proxy and Registration Statement

As promptly as practicable after the date of the Merger Agreement and in any event no event later 10 business days following Spring Valley’s receipt of the Company’s audited financial statements, Spring Valley will prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy and registration statement on Form S-4 (as amended or supplemented from time to time, the “Proxy”) to be sent to the stockholders of Spring Valley (the “Spring Valley Stockholders”) relating to the meeting of the Spring Valley Stockholders (the “Spring Valley Stockholders’ Meeting”) to be held to consider (i) approval and adoption of the transactions contemplated by the Merger Agreement, including the Merger, (ii) approval of the amended and restated certificate of incorporation of Spring Valley, including the conversion of Spring Valley into a public benefit corporation contemplated thereby, (iii) approval of the issuance of Spring Valley Common Stock as contemplated by the Merger Agreement and the Subscription Agreements (as defined below), (iv) approval of the adoption of a new equity incentive plan in form and substance reasonably acceptable to Spring Valley and the Company, (v) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals, (vi) the domestication of Spring Valley as a corporation in the State of Delaware (the “Redomicile”), and (vii) any other proposals the parties deem necessary to effectuate the Merger (collectively, the “Spring Valley Proposals”).

Stock Exchange Listing

Spring Valley will use its reasonable best efforts to cause the shares of Spring Valley Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on the Nasdaq Capital Market at the closing of the Merger (the “Closing”). Until the Closing, Spring Valley shall use its reasonable best efforts to keep the Spring Valley Common Stock listed for trading on the Nasdaq Capital Market.

Registration Rights Agreement

In connection with the Closing, that certain registration and shareholder rights agreement dated November 23, 2020 will be amended and restated and Spring Valley, certain persons and entities holding securities of Spring Valley prior to the Closing (the “Initial Holders”) and certain persons and entities receiving Spring Valley Common Stock pursuant to the Merger (the “New Holders” and together with the Initial Holders, the “Holders”) shall enter into that amended and restated registration rights agreement attached as an exhibit to the Merger Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Spring Valley will agree that, within 45 calendar days after the closing of the Merger, Spring Valley will file with the SEC (at Spring Valley’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Holders (the “Resale Registration Statement”), and Spring Valley shall use commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, the Holders may demand up to one underwritten offering during any six-month period, and all Holders will be entitled to piggyback registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit E to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, the Initial Holders and certain investors in the Company will agree, subject to certain exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, any shares of Spring Valley Common Stock held by them immediately after the Effective Time, or issuable upon the exercise of options to purchase shares of Spring Valley Common Stock held by them immediately after the Effective Time, or securities convertible into or exercisable or exchangeable for Spring Valley Common Stock held by them immediately after the Effective Time (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) (the actions specified in clauses (i)-(iii), collectively, “Transfer”) until 180 days after the closing date of the Merger.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit F to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Investor Rights Agreement

In connection with the Closing, Spring Valley, the Company and certain stockholders of the Company will enter into the Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which such stockholders and Spring Valley agree to take all necessary action so that immediately after the Effective Time, the board of directors of Spring Valley, including its committees, is comprised of the individuals as set forth in the Investor Rights Agreement, and that such individuals are nominated as directors at the Spring Valley annual meeting of stockholders to be held in 2021.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is included as Exhibit B to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or waiver of all of the Closing conditions set forth in Article IX of the Merger Agreement.

Exclusivity

From the date of the Merger Agreement and ending on the earlier of (a) the Closing and (b) the termination of the Merger Agreement, Spring Valley shall, and shall use its reasonable best efforts to cause its Representatives (as defined in the Merger Agreement) to, cease any solicitations, discussions or negotiations with any person conducted previously in connection with the “Business Combination” (as defined in Spring Valley’s organizational documents) or any inquiry for information that could reasonably be expected to lead to a Business Combination. Spring Valley will promptly (and in any event within one Business Day) notify, in writing, the Company of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or could reasonably be expected to result in or lead to, any Business Combination other than with the Company, which notice shall include a summary of the material terms of, and the identity of the person making such inquiry, proposal, offer or request for information and an unredacted copy of proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”). In addition, Spring Valley will promptly keep the Company reasonably informed of any material developments with respect to any such Business Combination Proposal, but for purposes of clarity, Spring Valley is not permitted to initiate discussions or engage in any negotiations with any person other than the Company relating to a Business Combination Proposal.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants of (a) the Company and (b) Spring Valley and Merger Sub relating to, among other things, their ability to enter into the Merger Agreement and their outstanding capitalization.

Conditions to Closing

Mutual

The obligations of the Company, Spring Valley and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a)	The approval of the requisite stockholders of the Company in favor of the adoption of the Merger Agreement and the Merger and all other transactions contemplated by the Merger Agreement;

(b)	The Proposals (as defined in the Merger Agreement) have been approved and adopted by the requisite affirmative vote of the Spring Valley Stockholders;

(c)	The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for that purpose are pending before or threatened by the SEC.;

(d)	No governmental authority has enacted, issued, promulgated, enforced or entered any law, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Proposed Transactions, including the Merger;

(e)	Spring Valley has provided an opportunity to its stockholders to have their Spring Valley Common Stock redeemed for the consideration, and on the term and subject to the conditions and limitations, set forth in the Merger Agreement, its organizational documents, the Trust Agreement (as defined in the Merger Agreement) and the Proxy;

(f)	All waiting periods (and any extension thereof) applicable to the consummation of the Proposed Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) have expired or been terminated, all waiting periods (and any extensions thereof) under any Antitrust Laws (as defined in the Merger Agreement) applicable to the consummation of the Proposed Transactions will have terminated or expired, and all approvals, clearances or authorizations required to be obtained prior to the Closing have been obtained, and any agreement with any governmental authority not to consummate the transactions contemplated by the Merger Agreement has expired or been terminated; and

(g)	The Closing Acquiror Cash (as defined in the Merger Agreement) equals or exceeds $225,000,000, and Spring Valley has made arrangements for any Closing Acquiror Cash held in its trust account to be released from such trust account at the Effective Time.

Spring Valley

The obligations of Spring Valley to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a)	Certain of the representations and warranties of the Company contained in the sections titled (a) “Organization, Standing and Corporate Power,” (b) “Corporate Authority; Approval; Non-Contravention,” (c) “Absence of Certain Changes or Events” and (d) “Brokers” in the Merger Agreement shall each be true and correct in all material respects as of the date of the Merger Agreement and the Effective Time, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier specified date. The representations and warranties of the Company contained in the section titled “Capitalization” in the Merger Agreement shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct other than de minimis inaccuracies as of such earlier specified date. All other representations and warranties of the Company contained in the Merger Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Closing Date as though made on and as of such date, except (i) to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failures of any such representations and warranties to be so true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Material Adverse Effect;

(b)	The Company has performed or complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with by it as of or prior to the Closing;

(c)	The Company has delivered to Spring Valley a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)	The Company has delivered to Spring Valley executed counterparts to all of the ancillary agreements to which the Company, or any stockholder of the Company, is party;

(e)	No Company Material Adverse Effect has occurred between the date of the Merger Agreement and the Closing Date; and

(f)	The Company delivered to Spring Valley fully executed copies of the Debt Facility Waiver (as defined in the Merger Agreement), in each case, in form and substance reasonably satisfactory to Spring Valley, which Debt Facility Waiver shall be effective on or prior to the Closing.

The Company

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a)	Certain of the representations and warranties of Spring Valley and Merger Sub contained in the sections titled (a) “Organization, Standing and Corporate Power,” (b) “Corporate Authority; Approval; Non-Contravention,” (c) “Absence of Certain Changes or Events” and (d) “Brokers” in the Merger Agreement shall each be true and correct in all material respects as of the date of the Merger Agreement and the Effective Time, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier specified date. The representations and warranties of Spring Valley and Merger Sub contained in the section titled “Capitalization” in the Merger Agreement shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier specified date. All other representations and warranties of Spring Valley and Merger Sub contained in the Merger Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of the Merger Agreement and as of the Closing Date as though made on and as of such date, except (i) to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failures of any such representations and warranties to be so true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Material Adverse Effect;

(b)	Spring Valley has performed or complied in all material respects with all covenants required by the Merger Agreement to be performed or complied with by it as of or prior to the Closing;

(c)	Spring Valley has delivered to the Company a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

(d)	The certificate of incorporation of Spring Valley filed in connection with the Redomicile has been amended and restated in the form attached to the Merger Agreement;

(e)	The Spring Valley Common Stock to be issued in connection with the Proposed Transactions has been approved for listing on the Nasdaq Capital Market, subject only to official notice of issuance and the requirements to have a sufficient number of round lot holders;

(f)	Spring Valley has delivered to the Company executed counterparts to all of the ancillary agreements to which Spring Valley or SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company (“Sponsor”), is party; and

(g)	The members of the board of directors and the officers of Spring Valley identified in the disclosure schedules to the Merger Agreement have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

Termination

The Merger Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Proposed Transactions by the stockholders of the Company or the Spring Valley Stockholders, as follows:

(a)	By mutual written consent of Spring Valley and the Company;

(b)	Prior to the Closing, by written notice to the Company from Spring Valley if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement, such that certain conditions would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Spring Valley provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Spring Valley of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before September 25, 2021 (the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or other law; provided, that the right to terminate the Merger Agreement in this manner shall not be available if either (A) Spring Valley’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) Spring Valley is in breach of the Merger Agreement on such date, which breach could give rise to a right of the Company to terminate the Merger Agreement;

(c)	Prior to the Closing, by written notice to Spring Valley from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Spring Valley set forth in the Merger Agreement, such that certain conditions would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Spring Valley through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Spring Valley of notice from the Company of such breach, but only as long as Spring Valley continues to use its commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or other law; provided, that the right to terminate the Merger Agreement in this manner shall not be available if either (A) the Company’s failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) the Company is in breach of the Merger Agreement on such date, which breach could give rise to a right of Spring Valley to terminate this Agreement;

(d)	By written notice from either the Company or Spring Valley to the other if Acquiror Stockholder Approvals (as defined in the Merger Agreement) are not obtained at the Special Meeting;

(e)	By written notice from Spring Valley to the Company if the Company Stockholder Approvals (as defined in the Merger Agreement) have not been obtained within 10 business days following the date that the Consent Solicitation Statement (as defined in the Merger Agreement) is disseminated by the Company to the Company’s stockholders; or

(f)	By written notice from Spring Valley to the Company if prior to April 2, 2021, the Company does not secure the Requisite Stockholder Support (as defined in the Merger Agreement) pursuant to duly executed and delivered Company Support Agreements.

Effect of Termination

If the Merger Agreement is terminated, the Merger Agreement will forthwith become void, and there will be no liability under the Merger Agreement on the part of any party thereto, except as set forth in the Merger Agreement or in the case of termination subsequent to a willful material breach of the Merger Agreement by a party thereto.

Except as set forth in the Merger Agreement, all expenses incurred in connection with the Merger Agreement and the Proposed Transactions shall be paid by the party incurring such expenses, whether or not the Proposed Transactions are consummated. However, following the Closing, Spring Valley shall pay (a) all documented out-of-pocket fees and disbursements of the Company for outside counsel incurred in connection with the Proposed Transactions and fees and expenses of the Company for any other agents, advisors, consultants, experts and financial advisors employed by the Company incurred in connection with the Proposed Transactions, and (b) all reasonable, documented out-of-pocket fees and disbursements of Spring Valley, Merger Sub or the Sponsor for outside counsel and fees and expenses of Spring Valley, Merger Sub or the Sponsor or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Spring Valley, Merger Sub or the Sponsor incurred in connection with the Proposed Transactions. The filing fees contemplated by the Merger Agreement shall be paid one half by each of the parties thereto; provided, that each party shall be responsible for the fees and expenses payable by such party to its respective representatives with respect to such matters.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement filed with this Current Report on Form 8-K. The Merger Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Spring Valley, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Spring Valley, the Company and Merger Sub contained in the Merger Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about Spring Valley, the Company or Merger Sub.

Company Support Agreement

Certain stockholders of the Company entered into or will enter into the Company Support Agreement (the “Company Support Agreement”) pursuant to which such stockholders agreed or will agree to vote all of their shares of Company Common Stock and Company Preferred Stock in favor of the approval and adoption of the Proposed Transactions. Additionally, such stockholders have agreed or will agree, among other things, not to (a) transfer any of their shares of Company Common Stock and Company Preferred Stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions or (b) enter into any voting arrangement that is inconsistent with the Company Support Agreement.

The foregoing description of the Company Support Agreement is qualified in its entirety by reference to the full text of the form of the Company Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Support Agreement

On March 25, 2021, the Sponsor entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with Spring Valley and the Company, pursuant to which the Sponsor agreed to vote all of its shares of Spring Valley Common Stock (subject to certain exceptions) in favor of the approval and adoption of the Proposed Transactions. Additionally, the Sponsor has agreed, among other things, not to enter into any agreement that is inconsistent with the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Merger Agreement, on March 25, 2021, Spring Valley entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (each, a “Subscriber” and collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and Spring Valley agreed to sell to the Subscribers, an aggregate of 12,500,000 shares of Spring Valley Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $125,000,000, in a private placement (the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements is contingent upon, among other customary closing conditions, the concurrent consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, Spring Valley agreed that, within 30 calendar days after the consummation of the Proposed Transactions, Spring Valley will file with the SEC (at Spring Valley’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and Spring Valley shall use its reasonable best efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 120th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Spring Valley that may be issued in connection with the Merger, the Subscription Agreements and the conversion of the Company 2021 Convertible Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On March 26, 2021, Spring Valley and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that Spring Valley and the Company will hold a conference call on March 26, 2021 at 8:00 am Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that Spring Valley and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Proposed Transactions. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

In connection with the Proposed Transactions, Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)          Exhibits.

Exhibit No.	Exhibit
2.1*	Agreement and Plan of Merger, dated as of March 25, 2021, by and among Spring Valley, Merger Sub and the Company.

10.1	Form of Company Support Agreement.

10.2	Sponsor Support Agreement, dated as of March 25, 2021, by and among Sponsor Sub, Spring Valley and the Company.

10.3	Form of Subscription Agreement.

99.1	Press Release, dated March 26, 2021.

99.2	Conference Call Script.

99.3	Investor Presentation.

*	Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:      March 26, 2021

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name:	Christopher Sorrells
Title:	Chief Executive Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

March 25, 2021

by and among

SPRING VALLEY ACQUISITION CORP.,

SPRING VALLEY MERGER SUB, INC.,

and

DREAM HOLDINGS, INC.

i

4.14 Taxes	40
4.15 Intellectual Property	42
4.16 Data Protection	43
4.17 Information Technology	44
4.18 Real Property	44
4.19 Corrupt Practices; Sanctions	46
4.20 Insurance	46
4.21 Competition and Trade Regulation	47
4.22 Environmental Matters	47
4.23 FDA/USDA/FTC Matters	48
4.24 Customers and Suppliers	48
4.25 Brokers	49
4.26 Affiliate Agreements	49
4.27 No Other Representations or Warranties	49
Article V REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB	49
5.01 Organization, Standing and Corporate Power	50
5.02 Corporate Authority; Approval; Non-Contravention; Government Approvals	50
5.03 Compliance with Laws	51
5.04 Employee Benefit Plans	51
5.05 Financial Ability; Trust Account	51
5.06 Taxes	52
5.07 Brokers	53
5.08 Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act	53
5.09 Business Activities; Absence of Changes	54
5.10 Registration Statement	56
5.11 No Outside Reliance	56
5.12 Capitalization	57
5.13 NASDAQ Stock Market Quotation	58
5.14 Affiliate Agreements	58
5.15 Corrupt Practice	58
5.16 PIPE Investment Amount; Subscription Agreements	59
5.17 No Other Representations or Warranties	60

Article VI COVENANTS OF THE COMPANY	60
6.01 Conduct of Business	64
6.02 Inspection	64
6.03 HSR Act and Regulatory Approvals	65
6.04 No Claim Against the Trust Account	65
6.05 Proxy Solicitation; Other Actions	66
6.06 Non-Solicitation	67
6.07 Cooperation under the Credit Documents	67
6.08 Company Support Agreement	68
Article VII COVENANTS OF ACQUIROR	68
7.01 HSR Act and Regulatory Approvals	68
7.02 Indemnification and Insurance	70
7.03 Conduct of Acquiror During the Interim Period	71
7.04 Trust Account	73
7.05 Inspection	73
7.06 Acquiror NASDAQ Listing	73
7.07 Acquiror Public Filings	74
7.08 Financing	74
7.09 Additional Insurance Matters	74
7.10 Director and Officer Appointments	74
7.11 Exclusivity	74
7.12 Redomicile	75
Article VIII JOINT COVENANTS	75
8.01 Support of Transaction	75
8.02 Preparation of Registration Statement; Special Meeting; Solicitation of Company Stockholder Approvals	75
8.03 Tax Matters	78
8.04 Confidentiality; Publicity	79
8.05 Post-Closing Cooperation; Further Assurances	80
Article IX CONDITIONS TO OBLIGATIONS	80
9.01 Conditions to Obligations of All Parties	80
9.02 Additional Conditions to Obligations of Acquiror	81
9.03 Additional Conditions to the Obligations of the Company	82
Article X TERMINATION/EFFECTIVENESS	83
10.01 Termination	83

10.02 Effect of Termination	83
Article XI MISCELLANEOUS	84
11.01 Waiver	84
11.02 Notices	84
11.03 Assignment	85
11.04 Rights of Third Parties	85
11.05 Expenses	85
11.06 Governing Law	85
11.07 Captions; Counterparts	85
11.08 Schedules and Exhibits	86
11.09 Entire Agreement	86
11.10 Amendments	86
11.11 Severability	86
11.12 Jurisdiction; WAIVER OF TRIAL BY JURY	86
11.13 Enforcement	86
11.14 Non-Recourse	87
11.15 Non-survival of Representations, Warranties and Covenants	87
11.16 Acknowledgements	87

Exhibits
Exhibit A – Form of Subscription Agreement
Exhibit B – Form of Investor Rights Agreement
Exhibit C – Form of Company Support Agreement
Exhibit D – Form of Sponsor Support Agreement
Exhibit E – Form of Registration Rights Agreement
Exhibit F – Form of Lock-Up Agreement
Exhibit G – Form of Amended and Restated Certificate of Incorporation of Acquiror
Exhibit H – Form of Amended and Restated Bylaws of Acquiror
Exhibit I – Form of Acquiror Equity Incentive Plan
Exhibit J – Form of Amended and Restated Certificate of Incorporation of the Company
Exhibit K – Form of Letter of Transmittal
Exhibit L – Form of Certificate of Incorporation of Acquiror

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of March 25, 2021, is entered into by and among Spring Valley Acquisition Corp., a Cayman Islands exempted corporation (“Acquiror”), Spring Valley Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Dream Holdings, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to acquire one or more operating businesses through a Business Combination;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror, and was formed for the sole purpose of the Merger;

WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub will merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company;

WHEREAS, the respective boards of directors of each of Acquiror, Merger Sub and the Company have each approved and declared advisable this Agreement and the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the laws of its jurisdiction;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror and each of the investors listed on Schedule 5.16 (collectively, the “Subscribers”) have entered into certain Subscription Agreements, dated as of the date hereof (as amended or modified from time to time, collectively, the “Subscription Agreements”), each in substantially the same form as set forth on Exhibit A, pursuant to which the Subscribers have agreed to subscribe for and purchase, a number of shares of Acquiror Common Stock, in each case, on the terms and subject to the conditions set forth in the applicable Subscription Agreements, in a private placement, such private placement to be consummated immediately prior to the consummation of the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor has entered into that certain Sponsor Letter Agreement, dated as of the date hereof (the “Sponsor Letter Agreement”), with Acquiror and the Company;

WHEREAS, in connection with the Closing, the Company, the Acquiror and the Sponsor shall enter into an Investor Rights Agreement, dated as of the date hereof (the “Investor Rights Agreement”), in the form set forth on Exhibit B;

WHEREAS, either contemporaneously with the execution and delivery of this Agreement or following the date hereof on the terms and conditions set forth herein, in connection with the Transactions, certain Company Stockholders have entered, or are expected to enter, into certain Support Agreements (the “Company Support Agreements”), with Acquiror and the Company, in the form set forth on Exhibit C, pursuant to which, among other things, such Company Stockholders have agreed or will agree, as applicable, to execute and deliver the Company Stockholder Approvals;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor has entered into that certain Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement,” and together with the Company Support Agreements, the “Support Agreements”), with the Company, in the form set forth on Exhibit D, pursuant to which, among other things, the Sponsor has agreed to vote in favor of the Transactions;

WHEREAS, contemporaneously with the Closing, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III will enter into that certain Registration Rights Agreement (the “Registration Rights Agreement”), in the form set forth on Exhibit E to be effective upon the Closing;

WHEREAS, contemporaneously with the Closing, in connection with the Transactions, certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III will each enter into separate Lock-Up Agreements (each, a “Lock-Up Agreement”), substantially in the form set forth on Exhibit F;

WHEREAS, pursuant to the Acquiror Organizational Documents, Acquiror shall provide an opportunity to its stockholders to have their Acquiror Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Acquiror Organizational Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the stockholders of Acquiror for the Business Combination (the “Offer”);

WHEREAS, the Acquiror shall, subject to obtaining the Acquiror Stockholder Approvals, (i) on the Closing Date, prior to the consummation of the Transactions, domesticate as a corporation in the State of Delaware (the “Redomicile”), and (ii) following the Redomicile, at the Effective Time, (1) adopt the amended and restated certificate of incorporation (the “Acquiror A&R Charter”) in the form set forth on Exhibit G, until thereafter supplemented or amended in accordance with its terms and the DGCL and (2) adopt the amended and restated bylaws (the “Acquiror A&R Bylaws”) in the form set forth on Exhibit H, which shall be the bylaws of the Acquiror, until thereafter supplemented or amended in accordance with its terms and the DGCL;

WHEREAS, prior to the consummation of the Transactions, the Acquiror shall, subject to obtaining the Majority Acquiror Stockholder Approval, adopt the AeroFarms, Inc. 2021 Long-Term Incentive Plan omnibus incentive plan (the “Acquiror Equity Incentive Plan”) in the form set forth on Exhibit I; and

WHEREAS, Acquiror shall be renamed “AeroFarms, Inc.” and shall trade publicly on NASDAQ under a new ticker symbol, which will be “ARFM” or, if “ARFM” is not available, another ticker symbol selected by the Company.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.01          Definitions. As used herein, the following terms shall have the following meanings:

“2021 Convertible Notes” means those certain convertible promissory notes issued by the Company on February 22, 2021 in the aggregate principal amount of $30,000,000.

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror A&R Bylaws” has the meaning specified in the Recitals hereto.

“Acquiror A&R Charter” has the meaning specified in the Recitals hereto.

“Acquiror Affiliate Agreement” has the meaning specified in Section 5.14.

“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Board Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Change in Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Common Stock” means a Class A ordinary share, par value $0.0001 per share, of the share capital of Acquiror.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror Director Designees” has the meaning specified in Section 2.05(c).

“Acquiror Equity Incentive Plan” has the meaning specified in the recitals hereto.

“Acquiror Equity Plan Proposal” has the meaning specified in Section 8.02(c).

“Acquiror Initial Charter” has the meaning specified in Section 7.12.

“Acquiror Organizational Documents” means the Articles of Association and Acquiror’s memorandum of association, in each case as may be amended from time to time in accordance with the terms of this Agreement.

“Acquiror SEC Reports” has the meaning specified in Section 5.08(a).

“Acquiror Share Value” means $10.00.

“Acquiror Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Stockholder Approvals” means the Majority Acquiror Stockholder Approval and the Supermajority Acquiror Stockholder Approval.

“Acquiror Warrant” means each whole warrant exercisable for one Acquiror Common Stock.

“Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company, (b) any direct or indirect acquisition of 20% or more of the consolidated assets of the Company (based on the fair market value thereof, as determined in good faith by the Company Board), (c) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company.

“Action” means any claim, action, suit, charge, complaint, grievance, assessment, audit, investigation, examination, arbitration, inquiry, dispute, litigation, or proceeding, in each case that is by or before any Governmental Authority.

“Additional Proposal” has the meaning specified in Section 8.02(c).

“Adjusted Equity Value” means (a) the Equity Value, plus (b) the Aggregate Company Options Exercise Price, plus (c) the Aggregate Company Warrant Exercise Price, minus (d) the aggregate Series 2 Preferred Stock Liquidation Preference.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Aggregate Company Options Exercise Price” means the aggregate exercise price that would be paid to the Company in respect of all Company Options (whether or not vested) if all such Company Options were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept). For the avoidance of doubt, all references to the exercise price of Company Options shall be to the exercise price of the applicable Company Option immediately prior to the Effective Time, in accordance with the applicable option agreement.

“Aggregate Company Warrant Exercise Price” means the aggregate exercise price that would be paid to the Company in respect of all Company Warrants if all such Company Warrants were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept). For the avoidance of doubt, all references to the exercise price of Company Warrants shall be to the exercise price of the applicable Company Warrant immediately prior to the Effective Time, in accordance with the applicable warrant agreement.

“Agreement” has the meaning specified in the preamble hereto.

“Amendment Proposal” has the meaning specified in Section 8.02(c).

“Ancillary Agreements” means the Subscription Agreements, the Investor Rights Agreement, the Support Agreements, the Registration Rights Agreement, the Sponsor Letter Agreement, the Lock-Up Agreements, the Trust Agreement and any other agreement related to the Transactions.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means (a) the HSR Act, the Federal Trade Commission Act, the Sherman Antitrust Act of 1890, the Clayton Antitrust Act, in each case, including the rules and regulations promulgated thereunder, (b) any applicable foreign antitrust Laws and (c) all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Articles of Association” means the Articles of Association of Acquiror, dated August 20, 2020.

“Assumed Company Stock Plan” has the meaning set forth in Section 3.04(d).

“Balance Sheet Date” means December 31, 2020.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, individual consulting, retirement, severance, termination pay, change in control, transaction or retention arrangements, deferred compensation, equity or equity-based compensation, incentive compensation, bonus, supplemental retirement, profit sharing, insurance, health, medical, welfare, vacation, paid time off, post-termination or retiree health or welfare, fringe or other benefits or remuneration plan or similar contract, program, policy, agreement or arrangement of any kind.

“Business Combination” has the meaning ascribed to such term in the Articles of Association.

“Business Combination Proposal” has the meaning set forth in Section 7.11.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cancelled Shares” has the meaning set forth in Section 3.01(b)

“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“CBA” has the meaning set forth in Section 4.11(a)(xv)

“Certificate of Merger” has the meaning specified in Section 2.01.

“CLCI” means the Companies Act (2020 Revision) of the Cayman Islands.

“Closing” has the meaning specified in Section 2.03.

“Closing Acquiror Cash” means, without duplication, an amount equal to (a) the funds contained in the Trust Account as of immediately prior to the Effective Time; plus (b) all other Cash and Cash Equivalents of Acquiror; minus (c) the aggregate amount of cash proceeds that will be required to satisfy the redemption of any shares of Acquiror Common Stock pursuant to the Offer (to the extent not already paid); plus (d) the PIPE Investment Amount; minus (e) any unpaid Transaction Expenses.

“Closing Date” has the meaning specified in Section 2.03.

“Code” means the Internal Revenue Code of 1986.

“Common Stock Exchange Ratio” means the following ratio (rounded to four decimal places): the Common Stock Per Share Equity Value divided by the Acquiror Share Value.

“Common Stock Merger Consideration” has the meaning specified in Section 3.01(d).

“Common Stock Per Share Equity Value” means the quotient of (a) the Adjusted Equity Value divided by (b) the Company Fully-Diluted Shares (excluding shares of Series 2 Preferred Stock).

“Company” has the meaning specified in the preamble hereto.

“Company Benefit Plan” means any Benefit Plan which is sponsored or maintained by, contributed to or required to be contributed to by, or with respect to or under which any current or potential liability or obligation is borne by any Company Group Member.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 8.02(e).

“Company Book-Entry Shares” has the meaning set forth in Section 3.03(a).

“Company Certificate” has the meaning specified in Section 3.03(a).

“Company Common Stock” means a share of the Company’s common stock, par value $0.0001 per share.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Director Designees” has the meaning specified in Section 2.05(c).

“Company Fully-Diluted Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Company Common Stock basis, and including, without limitation or duplication, (a) the number of shares of Company Common Stock issuable upon conversion of the Company Preferred Stock, and (b) the outstanding options to purchase shares of Company Common Stock granted pursuant to the Company Stock Plan as of the date of this Agreement, except that the Company Fully-Diluted Shares shall not include, and Acquiror shall assume immediately prior to the Closing, the 2021 Convertible Notes and any securities issuable pursuant to such 2021 Convertible Notes.

“Company Group” means the Company and any Subsidiaries of the Company.

“Company Group Member” means the Company or any Subsidiary of the Company.

“Company Group Organizational Documents” means Company Organizational Documents and the Company Subsidiary Organizational Documents.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in the business of the Company Group, as currently conducted.

“Company Option” has the meaning specified in Section 3.04(a).

“Company Organizational Documents” means the certificate of incorporation and bylaws of the Company, in each case, as may be amended from time to time in accordance with the terms of this Agreement.

“Company Permits” has the meaning specified in Section 4.06(d).

“Company Preferred Stock” means each and all of the (a) Series 1-A Preferred Stock of the Company, par value $0.0001 per share, (b) Series 1-B Preferred Stock of the Company, par value $0.0001 per share, (c) Series 1-C1 Preferred Stock of the Company, par value $0.0001 per share, (d) Series 1-C2 Preferred Stock of the Company, par value $0.0001 per share, (e) Series 1-D Preferred Stock of the Company, par value $0.0001 per share and (f) Series 2 Preferred Stock.

“Company Properties” has the meaning specified in Section 4.18(b).

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Software” means all Software used in the business of the Company, as currently conducted.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Plan” means the Company’s 2017 Omnibus Incentive Plan, as amended, restated or otherwise modified from time to time.

“Company Stockholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Company Stockholder Approvals” has the meaning specified in Section 8.02(e).

“Company Subsidiary Organizational Documents” means, with respect to each Subsidiary of the Company, its certificate of formation and limited liability company agreement, in each case, as may be amended from time to time in accordance with the terms of this Agreement.

“Company Support Agreements” has the meaning specified in the Recitals hereto.

“Company Warrants” means warrants to purchase shares of Company Common Stock and/or Company Preferred Stock.

“Confidentiality Agreement” means that certain Mutual Nondisclosure Agreement related to the Transactions by and between Acquiror and the Company.

“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Stockholder Approvals.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any resulting epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including, the CARES Act.

“Credit Documents” means, collectively, the documents set forth on Schedule 1.01(a).

“Debt Facility Waiver” has the meaning specified in Section 6.07(b).

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning specified in Section 3.07.

“Effect” has the meaning specified in the definition of “Material Adverse Effect”.

“Effective Time” has the meaning specified in Section 2.01.

“Enforceability Exceptions” has the meaning specified in Section 4.02(a).

“Environmental Laws” means all Laws relating to pollution or protection of the environment (including natural resources), health and safety (to the extent relating to management of or exposure to Hazardous Materials), or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

“Equity Value” means $800,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer and import controls, including the Export Administration Regulations and the customs and import Laws administered by U.S. Customs and Border Protection.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.03(a).

“Exchange Fund” has the meaning set forth in Section 3.03(a).

“Exchanged Company Option” has the meaning set forth in Section 3.04(a).

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 4.05(a).

“Food Laws” has the meaning specified in Section 4.23.

“Foreign Plan” has the meaning specified in Section 4.12(g).

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

“Government Official” means any official or employee of any directly or indirectly government-owned or controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such entity or for or on behalf of any such public international organization.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator or arbitral body (public or private), court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and pol-fluoroalkyl substances, flammable or explosive substances, toxic mold or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) any obligations in the nature of accrued fees, interest, prepayment or other premiums, penalties, termination fees, expenses and other amounts incurred or that would be payable in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of any of the items in the foregoing clauses, (f) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (g) obligations under capitalized leases, (h) obligations under any Financial Derivative/Hedging Arrangement, (i) any outstanding severance obligations with respect to terminations that occurred or occur prior to the Closing Date and any accrued or earned bonuses or deferred compensation to the extent unpaid prior to Closing (including, in each case, the employer’s portion of employment, payroll, and similar Taxes associated therewith determined as if no deferral (if any) of such Taxes has occurred as permitted by the CARES Act or similar legislation (or executive order)), (j) any underfunded pension liability, unfunded deferred compensation plan obligations, outstanding severance obligations and post-retirement health or welfare benefits, (k) any unpaid dividends or distributions declared or payable to any direct or indirect shareholder of the Company, (l) any other indebtedness or obligation reflected or required to be reflected as indebtedness in a consolidated balance sheet, in accordance with GAAP, (m) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in the foregoing clauses and (n) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors in the ordinary course of business that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission or any subpoena, interrogatory or deposition.

“Insurance Policies” has the meaning specified in Section 4.20(a).

“Intellectual Property” means all intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (a) patents and patent applications (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof); (b) trademarks, service marks, trade dress, trade names, brand names, logos and corporate names; (c) copyrights, mask works and designs; (d) internet domain names; (e) trade secrets and other intellectual property rights in know-how, technology, inventions (whether patentable or not), processes, procedures, database rights, confidential business information and other proprietary information and rights; and (f) intellectual property rights in Software.

“Intended Tax Treatment” has the meaning specified in Section 8.03(b).

“Interim Period” has the meaning specified in Section 6.01.

“Investor Rights Agreement” has the meaning specified in the Recitals hereto.

“IT Systems” means all computer hardware (including hardware, firmware, peripherals, communication equipment and links, storage media, networking equipment, power supplies and any other components used in conjunction with such), data processing systems, Software, and all other information technology equipment owned or controlled by any Company Group Member and used in the operation of the Company Group business.

“Knowledge” shall mean the actual knowledge of (a) in the case of the Company, David Rosenberg, Guy Blanchard and MaryAlice Feinstein (in each case, after due and reasonable inquiry), and (b) in the case of Acquiror, Christopher Sorrells, Jeffrey Schramm and Robert Kaplan.

“Law” means any statute, law (including common law), act, statute, code, ordinance, rule, ruling, regulation or Governmental Order, in each case, of any Governmental Authority.

“Lease Documents” has the meaning specified in Section 4.18(c).

“Leased Company Properties” has the meaning specified in Section 4.18(b).

“Letter of Transmittal” has the meaning specified in Section 3.03(b)(i).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, license, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for (a) any restrictions arising under any applicable Securities Laws, and (b) immaterial easements, rights of way, covenants, encumbrances or restrictions that do not materially detract the value of the underlying asset or the use of the asset.

“Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Majority Acquiror Stockholder Approval” means, with respect to any Proposal other than the Redomicile Proposal, the affirmative vote of holders of a majority of the outstanding shares of Acquiror Common Stock cast at the Special Meeting.

“Material Adverse Effect” means any event, change, circumstance or development (collectively, “Effect”) that, individually or in the aggregate with all other Effects, (a) is or would be reasonably expected to be materially adverse to the business, financial condition or results of operations of the Company Group, taken as a whole, or (b) the ability of the Company to consummate the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Material Adverse Effect: (i) any change in or change in the interpretation of any applicable Laws (including COVID-19 Measures) or GAAP, (ii) any events or conditions generally affecting the industries or geographic areas in which the Company Group operates, (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), (iv) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or other outbreaks of illness or public health events (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition)) and other force majeure events (including any escalation or general worsening of any of the foregoing Effects), (v) any actions taken or not taken by any Company Group Member as required by this Agreement or any Ancillary Agreement, (vi) any Effect attributable to the announcement or execution, pendency or consummation of the Merger or the performance of this Agreement (including the impact thereof on relationships with customers, suppliers, licensors, distributors, partners, providers and employees) (provided, that this clause (vi) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the transactions contemplated hereby), (vii) any failure to meet any projections, forecasts or budgets; provided, that this clause (vii) shall not prevent a determination that any Effect underlying such failure has resulted in a Material Adverse Effect, or (viii) any actions taken, or failures to take action, or such other changes or events, in each case, which Acquiror has consented to in writing prior to the taking of, or failure to take, such action, except in the cases of clauses (i) through (iv) to the extent the Company Group is as a whole materially disproportionately affected thereby as compared with other participants in the industries in which the Company Group operates.

“Material Contracts” has the meaning specified in Section 4.11(a).

“Material Customer” has the meaning specified in Section 4.24(a).

“Material Vendor” has the meaning specified in Section 4.24(b).

“Merger” has the meaning specified in Section 2.01.

“Merger Consideration” has the meaning specified in Section 3.01(d).

“Merger Sub” has the meaning specified in the preamble hereto.

“NASDAQ” means The Nasdaq Stock Market LLC.

“NASDAQ Proposal” has the meaning specified in Section 8.02(c).

“OFAC” has the meaning specified in the definition of “Sanctions”.

“Offer” has the meaning specified in the Recitals hereto.

“Outstanding Acquiror Expenses” has the meaning specified in Section 11.05.

“Outstanding Company Expenses” has the meaning specified in Section 11.05.

“Owned Intellectual Property” means all Intellectual Property owned by any Company Group Member.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Company Group Member.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, and (i) relate to amounts not yet delinquent or (ii) that are being contested in good faith through appropriate Actions and for which appropriate reserves for the amount being contested have been established in accordance with GAAP on the Financial Statements, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions, and for which appropriate reserves have been established in accordance with GAAP on the Financial Statements, (d) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions) of record affecting title to real property that do not, individually or in the aggregate, materially interfere with the occupancy or present uses of such real property, (e) non-exclusive licenses of Intellectual Property, (f) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any real property leased by any Company Group Member, and (g) Liens described on Schedule 1.01(b).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Personal Information” means any personal information that specifically identifies any individual who has provided information to any Company Group Member, including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers, as applicable.

“PIPE Investment Amount” has the meaning specified in Section 5.16.

“Privacy Laws” means any and all Laws applicable to any Company Group Member relating to the collection, use, storage, safeguarding and security (both technical and physical) of Personal Information.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed other otherwise made available by or on behalf of any Company Group Member, from which any Company Group Member has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Proposals” has the meaning specified in Section 8.02(c).

“Proxy Statement” means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from Acquiror Stockholders to approve the Proposals (which shall also provide the Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Common Stock in conjunction with a stockholder vote on the Business Combination).

“Recapitalization” has the meaning specified in Section 2.06.

“Redeeming Stockholder” means an Acquiror Stockholder who demands that Acquiror redeem its Acquiror Common Stock for cash in connection with the transactions contemplated hereby and in accordance with the Acquiror Organizational Documents.

“Redomicile” has the meaning specified in the Recitals hereto.

“Redomicile Proposal” has the meaning specified in Section 8.02(c).

“Registered IP” has the meaning specified in Section 4.15(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” has the meaning specified in Section 8.02(a).

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Related Party” means, with respect to any party hereto, any Subsidiary or Affiliate thereof, or any business or Person that any of the foregoing controls, is controlled by or is under common control with.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Requisite Stockholder Support” has the meaning specified in Section 6.08.

“Sanctioned Country” has the meaning specified in the definition of “Sanctioned Person”.

“Sanctioned Person” means at any time any Person that is the subject or target of Sanctions or restrictions under Trade Control Laws, including any Person that is: (a) listed on any Sanctions-related list of designated or blocked Persons, including OFAC’s List of Specially Designated Nationals and Blocked Persons or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State Sanctions- or export-related restricted party list; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions from time to time (including Cuba, Iran, North Korea, Sudan, Syria, Venezuela and the Crimea region) (each, a “Sanctioned Country”); or (c) in the aggregate, 50 percent or greater owned, directly or indirectly, or controlled by any of the foregoing; or (d) any national of a Sanctioned Country.

“Sanctions” means those trade, economic and financial sanctions-related Laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including without limitation the Department of Treasury, OFAC or the U.S. Department of State), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.

“Schedules” means the disclosure schedules of the Company or Acquiror, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Series 1 Preferred Stock” means the Series 1 Preferred Stock of the Company, par value $0.0001 per share.

“Series 2 Preferred Stock” means the Series 2 Preferred Stock of the Company, par value $0.0001 per share.

“Series 2 Preferred Stock Exchange Ratio” means the following ratio (rounded to four decimal places): the Series 2 Preferred Stock Per Share Equity Value divided by the Acquiror Share Value.

“Series 2 Preferred Stock Liquidation Preference” means the product of $10.6324 times the number of shares of Series 2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series 2 Preferred Stock Per Share Equity Value” means the quotient of (a) the Series 2 Preferred Stock Liquidation Preference, divided by (b) the number of shares of Series 2 Preferred Stock outstanding immediately prior to the Effective Time.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of Acquiror Common Stock to be held for the purpose of approving the Proposals.

“Sponsor” means SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” has the meaning specified in the Recitals hereto.

“Sponsor Support Agreement” has the meaning specified in the Recitals hereto.

“Subscribers” has the meaning specified in the Recitals hereto.

“Subscription Agreements” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Supermajority Acquiror Stockholder Approval” means, with respect to the Redomicile Proposal only, the affirmative vote of holders of two-thirds of the outstanding shares of Acquiror Common Stock cast at the Special Meeting.

“Support Agreements” has the meaning specified in the Recitals hereto.

“Surviving Company” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, environmental, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, sales, use, unclaimed property or escheat obligation, or other tax, governmental fee, duty, charge, impost, or assessment of any kind whatever, whether disputed or not, together with any interest, deficiency, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority and (b) any liability for any amounts of the type described in clause (a) of another Person by operation of Law (including under Treasury Regulations section 1.1502-6 or analogous U.S. state or local or non-U.S. Law), as a transferee or successor, by Contract or otherwise.

“Tax Authority” means any Governmental Authority with jurisdiction or authority to impose, administer, levy, assess or collect Tax.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, estimate or other document filed or required to be filed with a Tax Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Trade Control Laws” has the meaning specified in Section 4.19(c).

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Expenses” means any fees, costs and expenses incurred or subject to reimbursement by Acquiror and its Subsidiaries, whether accrued for or not, in each case in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including (a) any brokerage fees, commissions, finders’ fees, or financial advisory fees, and, in each case, related costs and expenses, (b) any fees, costs and expenses of counsel, accountants or other advisors or service providers, and (c) any fees, costs and expenses or payments of any of the Acquiror and its Subsidiaries related to any transaction bonus, discretionary bonus, change-of-control payment, retention or other compensatory payments made to any employee of the Acquiror or its Subsidiaries as a result of the execution of this Agreement or the Ancillary Agreements or in connection with the transactions contemplated hereby and thereby (including the employer portion of any payroll, social security, unemployment or similar Taxes imposed with respect thereto).

“Transaction Proposal” has the meaning specified in Section 8.02(c).

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.

“Transfer Taxes” has the meaning specified in Section 8.03(a).

“Treasury Regulations” means the U.S. Treasury Department regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.05(a).

“Trust Agreement” has the meaning specified in Section 5.05(a).

“Trustee” has the meaning specified in Section 5.05(a).

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by Acquiror.

“WARN Act” has the meaning specified in Section 4.13(b).

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02          Construction.

(a)               Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation”, (vi) the word “or” shall be disjunctive but not exclusive and (vii) any reference to a Law shall mean such Law as amended.

(b)               Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments, waivers and other modifications thereto.

(c)               Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)               The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)               Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)                All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)               The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than three Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

Article II
THE MERGER; CLOSING

2.01          The Merger. Upon the terms and subject to the conditions set forth in this Agreement, following the Redomicile, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger (the “Certificate of Merger”), such Merger to be consummated upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02         Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03         Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL. Acquiror shall be renamed “AeroFarms, Inc.” and shall trade publicly on the NASDAQ under a new ticker symbol selected by the Company.

2.04         Organizational Documents of the Company and Acquiror.

(a)         At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit J attached hereto, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b)         At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms, the Surviving Company’s certificate of incorporation and the DGCL.

(c)         After the Redomicile, at the Effective Time, the certificate of incorporation of the Acquiror, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as the Acquiror A&R Charter set forth on Exhibit G attached hereto, and as so amended, shall be the certificate of incorporation of the Acquiror, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(d)         After the Redomicile, at the Effective Time, the bylaws of the Acquiror, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as the Acquiror A&R Bylaws set forth on Exhibit H attached hereto, and as so amended, shall be the bylaws of the Acquiror, until thereafter supplemented or amended in accordance with its terms and the DGCL.

2.05         Directors and Officers of the Companies.

(a)         The Company shall take all necessary action prior to the Effective Time such that (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) each person set forth on Schedule 2.05(a) shall be appointed to the Board of Directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

(b)         Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly appointed.

(c)         Acquiror shall take all necessary action prior to the Effective Time such that (i) each director of Acquiror in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time), (ii) the six individuals designated by the Company (the “Company Director Designees”), three of whom shall each qualify as “independent directors” under the applicable listing and corporate governance rules and regulations of NASDAQ, pursuant to this Section 2.05(c) shall be appointed to the Acquiror Board, effective as of immediately following the Effective Time, (iii) the two individuals designated by Acquiror (the “Acquiror Director Designees”), who shall each qualify as an “independent director” under the applicable listing and corporate governance rules and regulations of NASDAQ, shall be appointed to the Acquiror Board, effective as of immediately following the Effective Time, (iv) the Chief Executive Officer of Acquiror shall be appointed to the Acquiror Board and (v) as of immediately following the Effective Time, the Company Director Designees, the Acquiror Director Designees and the Chief Executive Officer of Acquiror shall be the only directors of Acquiror, and there shall be no vacancies or unfilled newly created directorships. If necessary to effect the foregoing, the Acquiror Board shall adopt resolutions prior to the Effective Time that expand or decrease the size of the Acquiror Board and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Acquiror Board. Each person appointed as a director of Acquiror pursuant to this Section 2.05(c) shall remain in office as a director of Acquiror until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. If any of the directors designated by the parties shall be unable or unwilling to serve at the Closing, the Company or Acquiror, respectively, shall promptly designate a replacement director and provide any relevant information about such appointee as the other party hereto may reasonably request.

(d)         Acquiror shall take all necessary actions prior to the Effective Time such that (i) each officer of Acquiror in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) the persons constituting the officers of the Company prior to the Effective Time shall, as of immediately following the Effective Time, be appointed the officers of Acquiror in identical positions until the earlier of their death, resignation or removal or until their respective successors are duly appointed.

2.06         Recapitalization. Immediately prior to the Redomicile, all of the Class B ordinary shares of Acquiror that are issued and outstanding immediately after the Merger shall be converted into Acquiror Common Stock in accordance with the Articles of Association (the “Recapitalization”).

Article III
EFFECTS OF THE MERGER

3.01         Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, Merger Sub or the holder of any Company Stock:

(a)         Conversion of Merger Sub Common Stock. Each share of common stock of Merger Sub, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Company, par value $0.001 per share.

(b)         Cancellation of Certain Company Stock. Each share of Company Stock issued and outstanding immediately prior to the Effective Time that is owned or held by the Company in treasury or owned by Acquiror or by Merger Sub shall no longer be outstanding and shall be automatically canceled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(c)         Consideration for Series 2 Preferred Stock. Each share of Series 2 Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any Cancelled Shares and Dissenting Shares, shall receive such number of shares of duly authorized, validly issued, fully paid and nonassessable Acquiror Common Stock (the “Series 2 Preferred Stock Merger Consideration”) equal to the Series 2 Preferred Stock Exchange Ratio; provided that no fractional shares of Acquiror Common Stock shall be issued in connection therewith.

(d)         Consideration for All Other Company Stock. Each share of Company Common Stock and Company Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any Series 2 Preferred Stock, Cancelled Shares and Dissenting Shares, shall receive such number of shares of duly authorized, validly issued, fully paid and nonassessable Acquiror Common Stock (the “Common Stock Merger Consideration,” and together with the Series 2 Preferred Stock Merger Consideration, the “Merger Consideration”) equal to the Common Stock Exchange Ratio with the Company Preferred Stock (excluding the Series 2 Preferred Stock) receiving consideration calculated on an as-converted basis as determined in accordance with the Company Organizational Documents; provided that no fractional shares of Acquiror Common Stock shall be issued in connection therewith.

3.02         Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class or series, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, change, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock, Company Preferred Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit Acquiror, the Company or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.03         Exchange of Company Certificates and Company Book-Entry Shares.

(a)         Exchange Agent. Prior to the Effective Time, the Company and Acquiror shall appoint a bank or trust company reasonably acceptable to each party hereto to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the aggregate Merger Consideration in accordance with this Section 3.03. At or immediately following the Effective Time, Acquiror shall deposit (or cause to be deposited) with the Exchange Agent the number of shares of Acquiror Common Stock comprising the aggregate Merger Consideration in respect of (1) certificates that immediately prior to the Effective Time represented Company Stock (“Company Certificates”) and (2) non-certificated outstanding Company Stock represented by book entry (“Company Book-Entry Shares”), in each case other than Cancelled Shares and Dissenting Shares, for exchange in accordance with this Section 3.03 through the Exchange Agent (the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the aggregate Merger Consideration contemplated to be issued pursuant to Section 3.01(d) and 3.01(d) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b)         Exchange Procedures.

(i)           Promptly following the Effective Time, Acquiror shall send, or shall cause the Exchange Agent to send, to each record holder of a Company Certificate, which shares were converted into the right to receive the Merger Consideration in respect thereof at the Effective Time pursuant to this Agreement: (i) a letter of transmittal substantially in the form of Exhibit K hereto, with such changes as may be required by the Exchange Agent and reasonably acceptable to the Company (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as the Company, Acquiror and the Exchange Agent may reasonably specify and (ii) instructions for effecting the surrender of the Company Certificates in exchange for the aggregate Merger Consideration in respect thereof. Upon surrender of Company Certificates for cancellation to the Exchange Agent and upon delivery of a Letter of Transmittal, duly executed and in proper form with all required enclosures and attachments, with respect to such Company Certificates, the holder of such Company Certificates shall be entitled to receive the Merger Consideration for each share of Company Common Stock formerly represented by such Company Certificates. Any Company Certificates so surrendered shall forthwith be cancelled. If payment of any Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Company Certificate is registered, it shall be a condition precedent to payment that the Company Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the aggregate Merger Consideration in respect thereof, as applicable, to a Person other than the registered holder of the Company Certificate so surrendered and shall have established to the satisfaction of Acquiror that such Taxes either have been paid or are not required to be paid. Until surrendered as contemplated hereby, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the aggregate Merger Consideration in respect thereof.

(ii)          Promptly following the Effective Time, Acquiror shall send, or shall cause the Exchange Agent to send, each holder of Company Book-Entry Shares the Merger Consideration for each share of Company Common Stock formerly represented by such Company Book-Entry Shares. Any Company Book-Entry Shares so surrendered shall forthwith be cancelled. Delivery of the aggregate Merger Consideration, as applicable, with respect to Company Book-Entry Shares shall only be made to the Person in whose name such Company Book-Entry Shares are registered. Until surrendered as contemplated hereby, each Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the aggregate Merger Consideration in respect thereof.

(c)         Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Stock outstanding immediately prior to the Effective Time on the records of the Company. From and after the Effective Time, the holders of Company Certificates and Company Book-Entry Shares representing Company Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Company Certificates representing Company Stock are presented to Acquiror for any reason, they shall be cancelled and exchanged for the aggregate Merger Consideration in respect thereof as provided in this Agreement.

(d)         Termination of Exchange Fund; Abandoned Property. At any time following one year after the Closing Date, Acquiror shall be entitled to require the Exchange Agent to deliver to it any shares of Acquiror Common Stock remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of Company Certificates or Company Book-Entry Shares, and thereafter such holders shall be entitled to look only to Acquiror (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the aggregate Merger Consideration payable upon due surrender of their Company Certificates or Company Book-Entry Shares and compliance with the procedures in this Section 3.03. Notwithstanding the foregoing, neither Acquiror, the Surviving Company nor the Exchange Agent shall be liable to any holder of a Company Certificate or Company Book-Entry Shares for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)         Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the aggregate Merger Consideration payable in respect thereof pursuant to Section 3.01(d) and 3.01(d); provided, however, that Acquiror or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of such aggregate Merger Consideration, require the owners of such lost, stolen or destroyed Company Certificates to deliver a customary indemnity against any claim that may be made against Acquiror, the Surviving Company or the Exchange Agent with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

(f)          Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate or Company Book-Entry Share with respect to the Acquiror Common Stock issuable in respect thereof unless and until the holder of such Company Certificate or Company Book-Entry Share shall surrender such Company Certificate or Company Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Company Certificate or Company Book-Entry Share, there shall be paid by Acquiror to the holder of whole shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Acquiror Common Stock.

3.04         Treatment of Company Options and Company Warrants.

(a)         Treatment of Company Options. At the Effective Time, each Company Option (as defined below) that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, in cancellation and settlement thereof, cease to represent an option to purchase Company Stock (a “Company Option”) under the Company Stock Plan or otherwise and shall be converted into an option to purchase a number of shares of Acquiror Common Stock (such option, an “Exchanged Company Option”) equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Common Stock Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Stock of such Company Option immediately prior to the Effective Time divided by (B) the Common Stock Exchange Ratio, if and as determined pursuant to Section 3.01(d); provided, however, that the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to the Exchanged Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Exchanged Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Acquiror Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Exchanged Company Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Effective Time.

(b)         Company Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall (i) adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options and Company Warrants pursuant to Section 3.04(a) and Section 3.04(e), respectively, and (ii) take all actions necessary to ensure that, from and after the Effective Time, Acquiror will not be required to deliver shares of Company Stock or other shares of capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company Warrants.

(c)         Acquiror Actions. Acquiror shall take all actions that are necessary for the assumption and conversion of the Company Options pursuant to this Section 3.04 including the reservation, issuance and listing of shares of Acquiror Common Stock as necessary to effect the transactions contemplated by this Section 3.04. If registration of the Exchanged Company Options or shares of Acquiror Common Stock is required under the Securities Act, Acquiror shall file with the SEC, as promptly as practicable after the date that is 60 days after the Form 8-K announcing the Closing is filed (or any such earlier date permitted by applicable Law), a registration statement on Form S-8 with respect to such Exchanged Company Options or shares of Acquiror Common Stock, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the applicable Exchanged Company Options remain outstanding and such registration of the shares of Acquiror Common Stock issuable thereunder continues to be required.

(d)         Assumption of Stock Plan. At the Effective Time, Acquiror shall assume (and shall cause its stockholders to approve) the Company Stock Plan, except that the Company Stock Plan (and any option agreement thereunder) shall be amended at the Effective Time to conform with the requirements of Section 3.04(a) and to include additional amendments required to comply with any Law applicable to Acquiror with respect to the Exchanged Company Options (the “Assumed Company Stock Plan”). Acquiror shall be entitled to grant stock-based awards under the Assumed Company Stock Plan to the extent permissible under applicable Law and NASDAQ listing requirements and the terms thereof, using the share reserve of the Company Stock Plan as of the Effective Time (including any shares subsequently returned to the share reserve as a result of the termination of awards issued under the Company Stock Plan), except that: (i) shares covered by such awards shall be shares of Acquiror Common Stock, with the rights and subject to the limitations of such shares of Acquiror Common Stock issuable under the Acquiror Equity Incentive Plan as in effect from time to time; (ii) all references in the Company Stock Plan to a number of Company Stock shall be deemed amended to refer instead to a number of shares of Acquiror Common Stock determined by multiplying the number of referenced Company Stock by the Common Stock Exchange Ratio, and rounding the resulting number up or down to the nearest whole number; (iii) Acquiror Board or an applicable committee thereof shall succeed to the authority and responsibility of the Company Board or any duly authorized committee thereof with respect to the administration of the Assumed Company Stock Plan; and (iv) the Assumed Company Stock Plan shall be subject to administrative procedures consistent with those in effect under the Acquiror Equity Incentive Plan as in effect from time to time.

(e)         Treatment of Company Warrants. At the Effective Time, each Company Warrant that is issued and outstanding immediately prior to the Effective Time and not terminated pursuant to its terms, by virtue of the Merger and without any action on the part of Acquiror, the Company or the holder of any such Company Warrant, shall be converted into a warrant exercisable on the terms and conditions set forth therein for the Merger Consideration which such holder would have received if it had exercised such Company Warrant immediately prior to the Effective Time (assuming such Company Warrants were then fully vested).

3.05         Withholding. Each of Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates and agents shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law. To the extent that Acquiror, Merger Sub, the Company, the Surviving Company or their respective Affiliates withholds or deducts such amounts with respect to any Person and properly remits such withheld or deducted amounts to the applicable Governmental Authority, such withheld or deducted amounts shall be treated as having been paid to or on behalf of such Person in respect of which such withholding or deduction was made for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or an Affiliate’s payroll to facilitate applicable withholding.

3.06         Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the exchange for Company Stock pursuant to Section 3.01, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former Company Stockholder who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled (but for this Section 3.06) multiplied by (b) an amount equal to the VWAP of shares of Acquiror Common Stock for the 20 Trading Days prior to the date that is three Business Days prior to the Closing.

3.07         Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and owned by a Company Stockholder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled to only such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, as the case may be, in accordance with this Article III. The Company shall give Acquiror reasonably prompt notice of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror (such consent not to be unreasonably withheld, condition or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01         Organization, Standing and Corporate Power.

(a)         The Company is a public benefit corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite legal entity power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Material Adverse Effect. The Company Organizational Documents that have been made available to the Acquiror are true, correct and complete and are in effect as of the date of the Agreement and the Company is not in default under or in violation of any provision thereunder.

(b)         Each Subsidiary of the Company is a limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has all requisite legal entity power and authority to carry on its business as now being conducted. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company Group to consummate the Transactions or have a Material Adverse Effect. The Company Subsidiary Organizational Documents that have been made available to the Acquiror are true, correct and complete and are in effect as of the date of the Agreement and no Company Group Member is in default under or in violation of any provision thereunder.

4.02         Corporate Authority; Approval; Non-Contravention.

(a)         The Company has all requisite corporate or other legal entity power and authority, and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary corporate consent and authorizations on the part of the Company, and no other corporate actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the Company Stockholder Approvals. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity (the “Enforceability Exceptions”)).

(b)         The execution, delivery and, subject to receipt of the Company Stockholder Approvals, performance of this Agreement and the Ancillary Agreements to which the Company is a party, and the consummation of the Transactions, do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the Company Group Organizational Documents or, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default or change of control under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company Group pursuant to, any Material Contract or Lease Document to which any Company Group Member is a party or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 4.02(a), under any Law to which the Company Group is subject (except Laws that are applicable due to the Company Group’s business, or the Contracts or licenses of the Company Group), except as disclosed on Schedule 4.02(b).

4.03         Governmental Approvals. No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to any Company Group Member in connection with the execution and delivery by the Company of this Agreement or the consummation of the Transactions, except for (a) the pre-merger notification requirements under the HSR Act and (b) such other consents, registrations, declarations, notices and filings which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.04         Capitalization.

(a)         The authorized capital stock of the Company consists of: (i) 120,000,000 shares of Company Common Stock, par value $0.0001 per share, of which 35,792,460 Company Common Stock were outstanding as of the close of business on the date of this Agreement, (ii) 51,371,702 shares of the Company’s Preferred Stock, par value $0.0001 per share, of which (A) 651,011 shares have been designated Series 1-A Preferred Stock, all of which were issued and outstanding as of the close of business on the date of this Agreement, (B) 1,723,272 shares of the Company’s Series 1-B Preferred Stock, all of which were issued and outstanding as of the close of business on the date of this Agreement, (C) 277,957 shares of the Company’s Series 1-C1 Preferred Stock, all of which were issued and outstanding as of the close of business on the date of this Agreement, (D) 11,010,301 shares of the Company’s Series 1-C2 Preferred Stock, all of which were issued and outstanding as of the close of business on the date of this Agreement, (E) 13,819,916 shares of the Company’s Series 1-D Preferred Stock, all of which were issued and outstanding as of the close of business on the date of this Agreement and (F) 23,889,245 shares of the Company’s Series 2 Preferred Stock, of which 17,067,630 shares were issued and outstanding as of the close of business on the date of this Agreement and an aggregate of 376,208 shares of which remain available for issuance under outstanding warrants. All of the issued Company Stock has been duly authorized and are validly issued, fully paid and nonassessable. 11,591,886 shares of Company Common Stock were reserved for issuance under the Company Stock Plan as of the date of this Agreement. Set forth on Schedule 4.04(a) is a true, correct and complete list of each holder of issued and outstanding capital stock or other equity securities (including notes and other securities convertible into equity securities, except the 2021 Convertible Notes) of each Company Group Member (other than Company Options) and the number of shares or other equity interests held by each such holder as of the date hereof. Each of the outstanding shares of capital stock of each of the Company Group Members (1) is duly authorized, validly issued, fully paid and nonassessable, (2) was issued in compliance in all material respects with applicable Laws, (3) was not issued in breach or violation of any preemptive rights or Contract, and (4) is owned free and clear of any Lien.

(b)         Schedule 4.04(b) sets forth a schedule of all holders of Company Options on an individual-by-individual and grant-by-grant basis, and provides the number of Company Options originally granted, the number of Company Options currently issued and outstanding, the grant date and exercise price associated with each Company Option, the vesting schedule and termination or expiration date of each Company Option, whether the Company Option is a nonqualified stock option or an incentive stock option and whether such Company Options are currently vested or unvested. Except as set forth in Schedule 4.04(b), there are no preemptive or other outstanding rights, options, warrants, phantom interests, conversion rights, equity appreciation rights, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or similar agreements or rights of any kind that obligate any Company Group Member to issue or to sell any shares of its capital stock or other equity securities of such Company Group Member, or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to or giving any Person a right to subscribe for or acquire, any equity securities of any Company Group Member or to vote with the shareholders of any Company Group Member on any matter, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as set forth in Schedule 4.04(b), no Company Group Member is party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests.

(c)         The Subsidiaries of the Company as of the date hereof are set forth on Schedule 4.04(c), including, as of such date, a description of the capitalization of each such Subsidiary and the names of the record owners of all capital stock or other equity securities in each Subsidiary. As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity securities in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity securities, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity securities, of such Person.

(d)         Each Company Option as set forth on Schedule 4.04(b) (i) was granted in material compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan to which it was issued, (ii) has a grant date identical to the date on which the Company Board (or compensation committee thereof) actually awarded such Company Option, (iii) was granted with an exercise price no less than the fair market value of the underlying shares of Company Common Stock as of the grant date and (iv) was granted pursuant to terms of the relevant option agreement, as set forth in Schedule 4.04(b) and which the Company has made available true, correct and complete copies to Acquiror.

4.05         Financial Statements; Internal Controls.

(a)         The audited statements of financial position, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows of the Company Group for each of the years ended December 31, 2020 and December 31, 2019 (collectively, the “Financial Statements”), were prepared and audited in accordance with the standards, principles and practices specified therein and, subject thereto, in accordance with GAAP and applicable Law as at the Balance Sheet Date, except as otherwise noted therein. Prior to the date hereof, true, complete and correct copies of the Financial Statements, and the accompanying independent auditors’ reports, as applicable, have been made available to Acquiror.

(b)         The Financial Statements were derived from the books and records of the Company Group and prepared in accordance with GAAP, except as may be indicated in the notes thereto and using in all material respects the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies) used and applied in the preparation of the consolidated financial statements of the Company Group since December 31, 2017. The Financial Statements fairly present in all material respects the assets, liabilities, cash flow and financial condition and results of operations of the Company Group as of the times and for the periods referred to therein. Since the Balance Sheet Date, the Company Group has not made any material change in the accounting practices or policies applied in the preparation of the Financial Statements, except as required by applicable Law or GAAP.

(c)         The Company Group maintains a system of accounting and internal controls designed to provide reasonable assurances regarding the reliability of the financial reporting and the preparation of the financial statements of the Company Group in accordance in all material respects with GAAP. Except as set forth on Schedule 4.05(c), since December 31, 2017, the Company Group (including the Company Group’s personnel and independent accountants who participated in the preparation or review of financial statements or the internal accounting controls employed by the Company Group) have not identified nor been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company Group, (ii) any fraud, whether or not material, that involves management of the Company Group or any personnel involved in financial reporting or (iii) any written claim or allegation regarding any of the foregoing. The financial statements, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 8.02, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.

4.06         Compliance with Laws.

(a)         Each Company Group Member is, and since December 31, 2017 has been, operating in all material respects in a manner that is customary for businesses similar to the Company Group’s business. Each Company Group Member is conducting and, since December 31, 2017, has conducted its business in compliance in all material respects with all Laws applicable to it and the Company’s business, properties or other assets.

(b)         There is, and since December 31, 2017 there has been, no Action by, against or affecting any Company Group Member, or any Person for whose acts or defaults any Company Group Member may be vicariously liable is pending or threatened in writing, nor has any Governmental Authority indicated in writing to any Company Group Member an intention to conduct the same.

(c)         Since December 31, 2017, no Company Group Member has received any written notice or other communication (official or otherwise) from any Governmental Authority (i) with respect to an alleged, actual or potential violation and/or failure to comply, in any material respect, with any such applicable Law or (ii) requiring any Company Group Member to take or omit any action to ensure compliance with any such applicable Law.

(d)         The Company Group possesses all permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with, or issued by, any Governmental Authority necessary for the ownership and use of the assets of the Company Group and the operation of the Company Group’s business as currently conducted, including the certification of the Company as a Certified B Corporation by B Lab, Inc. (the “Company Permits”), except where the failure to possess the same has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such Company Permits are valid and in full force and effect, and there are no lawsuits or other proceedings pending or threatened before any Governmental Authority that seek the revocation, cancellation, suspension or adverse material modification thereof. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Company Group Member is in default, and, to the Knowledge of the Company, no condition exists that with notice or lapse of time or both would constitute a default, under the Company Permits.

4.07         Absence of Certain Changes or Events. Since the Balance Sheet Date and except as expressly set forth on Schedule 4.07 and as required by this Agreement, (a) the Company Group has conducted its business in all material respects in the ordinary course of business, (b) the Company Group has not entered into any material transactions outside the ordinary course of business, (c) no action has been taken by the Company Group that would require consent under Section 6.01 if such action were taken after signing of this Agreement and prior to Closing (other than for any such actions for which such consent has been received in accordance with Section 6.01) and (d) there has not been any change, effect, event, circumstance, occurrence or state of facts that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.08         No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the Financial Statements, (b) for liabilities incurred in the ordinary course of business since the Balance Sheet Date, (c) as expressly permitted or contemplated by this Agreement or otherwise incurred in connection with the Transactions, (d) as disclosed on Schedule 4.08, (e) contingent liabilities under executory contracts and (f) for liabilities that have been discharged or paid in full in the ordinary course of business, as of the date hereof, the Company Group does not have any material liabilities of any nature, whether accrued, contingent or otherwise.

4.09         Information Supplied. The information supplied in writing by the Company for inclusion in the Registration Statement and the Proxy Statement will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act and (b) in the case of the Proxy Statement, as of the date the Proxy Statement is first mailed to the Acquiror Stockholders and at the time of any meeting of the Acquiror Stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty or covenant with respect to: (a) statements made or incorporated by reference therein in any of the foregoing documents based on information supplied by Acquiror for inclusion therein or (b) any projections or forecasts or forward looking statements included in the Registration Statement or Proxy Statement.

4.10         Litigation.

(a)         Except as set forth on Schedule 4.10(a), no Company Group Member nor, to the Knowledge of the Company, any of such Company Group Member’s officers, directors, agents or employees, in their capacities as such, is the subject of or engaged in any material Action or other dispute resolution process before a third party unrelated to the dispute, whether as claimant, defendant or otherwise, and no such Action or dispute resolution process is pending or threatened in writing on the date hereof, in each case, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Company Group Member is, nor to the Knowledge of the Company, are any of such Company Group Member’s officers, directors, agents or employees, in their capacities as such, subject to any settlement agreements or arrangements, whether written or oral, or is in discussions for a settlement or arrangement, regarding any material Actions.

(b)         No Company Group Member is a party to or subject to the provisions of any outstanding Governmental Order (except if generally applicable without any Company Group Member being named therein) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.11          Contracts.

(a)           Schedule 4.11(a) sets forth a true and complete list as of the date hereof of the following types of Contracts to which any Company Group Member is a party or is bound (all such Contracts set forth on Schedule 4.11(a), or which are required to be so disclosed, the “Material Contracts”):

(i)          each Contract with consideration paid or payable to any Company Group Member of more than $100,000, in the aggregate, over any 12-month period;

(ii)         all Contracts with (or with obligations of any Company Group Member to) a Related Party;

(iii)        all broker, distributor, agency, sales promotion, market research, marketing consulting and advertising Contracts or arrangements that are material to the business of the Company Group;

(iv)        all Contracts (excluding Contracts for employment) with management and consultants;

(v)         all bonus and commission plans of the Company Group;

(vi)        all Contracts involving the payment or payment of royalties or other amounts calculated based upon the revenues or income of any Company Group Member or income or revenues related to any Product of any Company Group Member to which any Company Group Member is a party;

(vii)       all Contracts evidencing Indebtedness for borrowed money in an amount greater than $100,000, and any pledge agreements, security agreements or other collateral agreements in which any Company Group Member granted to any person a Lien on any of the property or assets of any Company Group Member;

(viii)      all partnership, joint venture or similar agreement or arrangement;

(ix)         all Contracts, including any grant agreements with any economic development corporation, with any Governmental Authority to which any Company Group Member is a party, other than any Company Permits;

(x)             all Contracts that limit, or purport to limit, the ability of any Company Group Member to compete in any line of business or with any Person or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(xi)            all Contracts that result in any Person or entity holding a power of attorney from any Company Group Member;

(xii)          all leases or master leases of personal property reasonably likely to result in annual payments of $100,000 or more in a 12-month period;

(xiii)         any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money in excess of $100,000, or any guarantee of third party obligations in excess of $100,000, or any letters of credit, performance bonds or other credit support for any Company Group Member;

(xiv)        all Contracts with any employee, officer, director or other individual service provider that (A) provide for annual compensation in excess of $150,000 or (B) are not terminable by a Company Group Member on no more than 30 days’ notice and without liability or financial obligation to such Company Group Member;

(xv)          any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization (each, a “CBA”);

(xvi)         all Contracts relating to the purchase of engineering or design services that involve more than $100,000, other than those Contracts that have been fully performed and under which no further services are due;

(xvii)        all Contracts involving use of any Company Intellectual Property required to be listed in Schedule 4.15(a);

(xviii)       all Contracts which involve the license or grant of rights to any Company Group Member or to Company Intellectual Property by any Company Group Member;

(xix)          all Contracts under which any Company Group Member has agreed to purchase goods or services from a vendor, supplier or other Person on a preferred supplier or “most favored supplier” basis;

(xx)           all Contracts under which any Company Group Member has agreed to treat any customer or grocer on a “most favored” basis;

(xxi)          any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which any Company Group Member will have any material outstanding obligation after the date of this Agreement; and

(xxii)         all Contracts for the development of Company Intellectual Property for the benefit of any Company Group Member (other than employee invention assignment and confidentiality agreements entered into on the Company’s standard form of such agreement).

(b)               Except as set forth on Schedule 4.11(b), the Company Group (i) is not, nor has it received written or, to the Knowledge of the Company, oral notice that any other party to any Material Contract is, in material violation or material breach of or material default (immediately or upon notice or lapse of time) under or (ii) has not waived or failed to enforce any material rights or material benefits under any Material Contract to which it is a party or any of its properties or other assets is subject. No Material Contract is the subject of a notice to terminate, except for any expiration of the term of a Material Contract following the date of this Agreement in accordance with its terms. Each Material Contract is in full force and effect and, subject to the Enforceability Exceptions, is legal, valid and binding on the applicable Company Group Member, and, to the Knowledge of the Company, each other party thereto, except as would not be material and adverse to such Company Group Member. Except as set forth on Schedule 4.11(b), there is no default under any such Material Contracts by the applicable Company Group Member, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by such Company Group Member, or, to the Knowledge of the Company, any other party thereto, in each case, except as would be material and adverse to such Company Group Member.

4.12          Employee Benefits.

(a)               Schedule 4.12(a) sets forth an accurate and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available, to the extent applicable, accurate and complete copies of (i) the current plan document, including all amendments thereto, (ii) a written description of such Company Benefit Plan if it is not set forth in a written document, (iii) the most recently prepared actuarial report, (iv) the most recent summary plan description together with all summaries of all material modifications thereto, (v) the most recent IRS determination or opinion letter, (vi) the related insurance policies, trust agreements or other funding arrangements, and (vii) the most recent IRS Form 5500 annual report (and all schedules thereto).

(b)               Each Company Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and is in material compliance with all applicable Laws, except for any failures to so administer or be in compliance that would not be material and adverse to the Company Group. There is no pending or, to the Knowledge of the Company, threatened, Action relating to or against any Company Benefit Plans (other than routine claims for benefits). All contributions, premiums and other payments that any Company Group Member is required to make with respect to any Company Benefit Plan have been fully and timely paid when due, and any such amounts not yet due have been paid or properly accrued. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code has timely received a current favorable determination, advisory or opinion letter from the IRS, and nothing has occurred that could adversely affect the qualification or tax exemption of any such Company Benefit Plan. No Company Group Member has incurred (whether or not assessed) any Tax, penalty or other liability under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code. There have been no “prohibited transactions” (as defined in Section 406 of ERISA or Section 4975 of the Code) or any breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan.

(c)              No Company Benefit Plan is, and no Company Group Member sponsors, maintains, contributes to (or is required to contribute to), or has any current or contingent liability or obligation under or with respect to: (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject thereto) or a plan that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code or Section 210 of ERISA); (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); or (iv) a “multiemployer plan” (as defined in Section 3(37) of ERISA). No Company Benefit Plan provides, and no Company Group Member has promised to provide, any post-termination, post-ownership or retiree health or welfare benefits to any Person, other than as required under Section 4980B of the Code or similar applicable Law for which the covered Person pays the full cost of coverage. No Company Group Member has any current or contingent liability or obligation by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

(d)             Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, (alone or in conjunction with any other event) could result in (i) any entitlement by any current or former employee or individual service provider of any Company Group Member to any compensation or benefit, (ii) any increase in the amount, or acceleration of the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits for any current or former employee or individual service provider of any Company Group Member, or (iii) the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(e)              Each Company Benefit Plan and any other agreement, contract, plan or other arrangement to which any Company Group Member is party to that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all respects in documentary compliance with, Section 409A of the Code, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(f)              No Company Group Member has any obligation to indemnify or gross-up any Person for any Tax under Section 4999 of the Code and Section 409A of the Code (or any corresponding provisions of state, local or non-U.S. Tax Laws).

(g)              Without limiting the generality of subsections (a) through (f) above, with respect to each Company Benefit Plan subject to any Law outside of the jurisdiction of the U.S., or primarily covers current or former employees, directors, officers or individual service providers located outside of the U.S. (each, a “Foreign Plan”): (i) each Foreign Plan required to be registered or intended to meet certain regulatory or requirements for favorable Tax treatment has been timely and properly registered and has been maintained in good standing with the applicable regulatory authorities and requirements; (ii) each Foreign Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and applicable Law; (iii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, provident fund, gratuity or similar plan or arrangement or has any unfunded or underfunded liabilities; (iv) all material employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices; and (v) all Foreign Plans that are required to be funded are fully funded, and adequate reserves have been established with respect to any Foreign Plan that is not required to be funded.

4.13          Labor and Employment.

(a)              Except as set forth on Schedule 4.13(a), (i) no Company Group Member is a party to or bound by any CBA (including agreements with works councils and trade unions and side letters), and no employees of any Company Group Member are represented by any labor union, works council, or other labor organization with respect to their employment; (ii) in the past five years, no labor union, works council, other labor organization, or group of employees of any Company Group Member has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iii) to the Knowledge of the Company, in the past five years, there have been no actual or threatened organizing activities with respect to any employees of any Company Group Member, and no such activities are currently pending or, to the Knowledge of the Company, threatened; (iv) in the past five years, there has been no actual or, to the Knowledge of the Company, threatened strike, lockout, work stoppage, slowdown, picketing, hand billing, unfair labor practice charge, material labor grievance, material labor arbitration or other material labor dispute against or affecting any Company Group Member, and no such dispute is currently pending or to the Knowledge of the Company, threatened; and (v) with respect to the Transactions, each Company Group Member has satisfied all notice, bargaining, consent, consultation or other obligations to its employees and employees’ representatives under applicable Law and any CBA or other Contract.

(b)             Each Company Group Member is, and since December 31, 2017 has been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wages and hours (including the classification of independent contractors and exempt and non-exempt employees), immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), employment harassment, discrimination or retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 or any similar Laws (collectively, the “WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, COVID-19, affirmative action and unemployment insurance.

(c)              To the Knowledge of the Company, no current or former employee or independent contractor of any Company Group Member is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to any Company Group Member; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by a Company Group Member. To the Knowledge of the Company, no current employee of any Company Group Member with annualized compensation at or above $150,000, intends to terminate his or her employment prior to the one year anniversary of the Closing.

(d)              Each Company Group Member has promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which any of them is or has been made aware in the past five years. With respect to each such allegation with potential merit, each Company Group Member has taken prompt corrective action that is reasonably calculated to prevent further improper action. No Company Group Member reasonably expects any material liabilities with respect to any such allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of such Company Group Member, that, if known to the public, would bring such Company Group Member into material disrepute.

(e)               No employee layoff, facility closure or shutdown, reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of any Company Group Member has occurred since March 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19. No Company Group Member has otherwise experienced any material employment-related liability with respect to COVID-19.

(f)              Except as would not result in material liability for the Company Group, taken as a whole, the Company Group has fully and timely paid all (i) wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that has come due and payable to its current or former employees and independent contractors under applicable Laws, Contract or Company Group policy, and (ii) fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

4.14          Taxes.

(a)              Each Company Group Member has timely filed with the appropriate Tax Authority, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws. Each Company Group Member has timely paid all material amounts of Taxes due and payable (whether or not shown on any Tax Return), other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Financial Statements.

(b)             Each Company Group Member has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and Tax information reporting, collection and retention and has, within the time and in the manner prescribed by applicable Laws, (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) timely remitted such amounts required to have been remitted to the appropriate Tax Authority.

(c)             Except as set forth on Schedule 4.14(c), no Company Group Member has (i) made an election to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020 or (ii) applied for a loan under 15 U.S.C. 636(a)(36).

(d)             The unpaid Taxes of the Company Group (i) for all periods ending on or before the Balance Sheet Date do not, in the aggregate, materially exceed the reserve for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not, in the aggregate, materially exceed that reserve as adjusted for operations and transactions through the Closing Date that occur in the ordinary course of business.

(e)               Except as set forth on Schedule 4.14(e), no claim, assessment, deficiency or proposed adjustment for any Tax has been asserted or assessed by any Tax Authority against any Company Group Member that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP. There is no Tax audit, examination or other Action of a Company Group Member presently in progress, and there are no waivers, extensions or written requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes or Tax Returns of any Company Group Member.

(f)              No Company Group Member is or has been (i) a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes), (ii) a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any such Tax group the common parent of which was the Company), or (iii) a party to any “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of U.S. state or local or non-U.S. Law).

(g)              The Company Group does not have any liability for Taxes of any other Person as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, or by operation of Law.

(h)              The Company Group will not be required to include any material item of income in, or exclude any material deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date outside of the ordinary course of business; or (v) intercompany item under Treasury Regulation Section 1.1502-13 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) or excess loss account under Treasury Regulation Section 1.1502-19 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law).

(i)               There are no Liens for Taxes on any assets of the Company Group or the Company Stock, other than Permitted Liens.

(j)               No written claims have ever been made by any Tax Authority in a jurisdiction where the Company Group does not file Tax Returns that the Company Group is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k)             No Company Group Member has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) within the past two years or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(l)              No Company Group Member has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Agreement that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(m)             To the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

4.15          Intellectual Property.

(a)              Schedule 4.15(a) contains a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications and (iii) copyright registrations, in each case that are owned by any Company Group Member (collectively, “Registered IP”), indicating for each item, as applicable, the registration or application number, the applicable filing jurisdiction and the date of filing or issuance. The Registered IP is subsisting and, excluding any Registered IP which is the subject of an application for registration or issuance, is valid and enforceable, in each case, except as would not be material and adverse to the Company Group, taken as a whole.

(b)             A Company Group Member owns all right, title, and interest in and to or is licensed to use or otherwise has the right to use all Intellectual Property used in or necessary to the conduct of the business of the Company Group as currently conducted, free and clear of any Liens other than Permitted Liens, in each case, except as would not be material and adverse to the Company Group, taken as a whole. All Intellectual Property used in or necessary to the conduct of the business of the Company Group as currently conducted shall be owned or available for use by the Company Group immediately after the Closing on terms and conditions identical to those under which any Company Group Member owned or used such Intellectual Property immediately prior to the Closing, in each case, except as would not be material and adverse to the Company Group, taken as a whole.

(c)              Except as set forth on Schedule 4.15(c), to the Knowledge of the Company, (i) the operation of the business of the Company Group as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since December 31, 2017, has not infringed, misappropriated, diluted or otherwise violated, any third-party Intellectual Property and (ii) no third party infringes, misappropriates, dilutes or otherwise violates on the date of this Agreement, and no third party has infringed, misappropriated, diluted or otherwise violated since December 31, 2017, any Intellectual Property owned by the Company Group.

(d)             As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened in writing (including “cease and desist” letters or invitations to take a license) against any Company Group Member (i) challenging the ownership, validity, registrability, patentability, or enforceability of the Intellectual Property owned by any Company Group Member (excluding office actions and similar ex-parte proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property) or (ii) asserting that any Company Group Member has infringed, misappropriated, diluted or otherwise violated any third-party Intellectual Property since December 31, 2017, in each case, except as would not be material and adverse to the Company Group, taken as a whole.

(e)              To the Knowledge of the Company, all former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of any Company Group Members, who have contributed to or participated in the conception and development of material Intellectual Property for any Company Group Member have entered into valid and binding proprietary rights agreements vesting ownership of such Intellectual Property in one or more Company Group Members.

4.16          Data Protection.

(a)              Since December 31, 2017, each Company Group Member (i) has been in compliance in all material respects with all Privacy Laws and (ii) has not been subject to any regulatory audits or investigations by any Governmental Authority relating to Privacy Laws. Each Company Group Member has taken commercially reasonable steps to ensure that all Personal Information is protected in all material respects against loss and against unauthorized access, use, modification, disclosure or other use or misuse. To the Knowledge of the Company, since December 31, 2017, there has been no loss, theft or unauthorized access to or misuse of any Personal Information, in each case, that has resulted in, or is reasonably likely to result in, material liability to the Company Group, taken as a whole.

(b)             No Company Group Member has received any written requests, complaints or objections to its collection or use of Personal Information from any data protection authority or third party (including data subjects) that remains unresolved. To the Knowledge of the Company, no individual has been awarded compensation from any Company Group Member under any Privacy Laws, and no written claim for such compensation is outstanding.

(c)              No Company Group Member sells, rents or otherwise makes available to any Person any Personal Information, except in a manner that complies in all material respects with the applicable Privacy Laws. The execution, delivery and performance of this Agreement and the transactions contemplated herein comply, and will comply, in all material respects, with all Privacy Laws and other contractual commitments related to the privacy and security of Personal Information to which any Company Group Member is bound.

4.17          Information Technology.

(a)              The IT Systems: (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by each Company Group Member for the operation of its business as currently conducted and (ii) to the Knowledge of the Company, are free from bugs and other defects, in each case, except as would not be material and adverse to the Company Group, taken as a whole.

(b)             The Company Group uses commercially reasonable efforts to protect the confidentiality, integrity and security of the IT Systems used in the operation of the business of the Company Group from any unauthorized use, access, interruption, or modification. Such IT Systems (i) are sufficient for the immediate and currently anticipated future needs of the Company Group, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner, and (ii) are in sufficiently good working condition to effectively perform all information technology operations and include a sufficient number of license seats for all Software as necessary for the operation of the business of the Company Group as currently conducted.

(c)              To the Knowledge of the Company, since December 31, 2017, there have been no unauthorized intrusions, failures, breakdowns, security breaches, continued substandard performance, or other adverse events affecting any such IT Systems that have caused any substantial disruption of or interruption in or to the use of such IT Systems or any unauthorized use, misappropriation, modification, encryption, corruption, disclosure, or transfer of any information or data contained therein, in each case, that has resulted in, or is reasonably likely to result in, material liability to the Company Group. The Company Group maintains commercially reasonable disaster recovery and business continuity plans, procedures and facilities in connection with the operation of the business of the Company Group, acts in compliance therewith, and has taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.

4.18          Real Property.

(a)              Schedule 4.18(a)(i) sets forth the address of each Owned Real Property. With respect to each Owned Real Property: (i) the Company Group has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens and encumbrances, except Permitted Liens, (ii) except as set forth in Schedule 4.18(a)(ii), the Company Group has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (iii) other than the right of Acquiror pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein. No Company Group Member is a party to any agreement or option to purchase any real property or interest therein.

(b)              Schedule 4.18(b) contains a complete and accurate list by property, city, state and country, of all real property leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company Group as of the date of this Agreement (the “Leased Company Properties,” and together with the Owned Real Properties, the “Company Properties”). The Company Properties are the only properties used or intended to be used by the Company Group in, or otherwise related to, the Company Group’s business as of the date of this Agreement, and subject to any permitted action pursuant to Section 6.01, as of the Closing Date. The Company Group is the sole legal and beneficial owner of a leasehold interest in the Leased Company Properties.

(c)              Schedule 4.18(c) contains a complete and accurate list of all leases, subleases, licenses, concessions, and other Contracts, agreements and leasehold arrangements and all related supplemental documents (collectively, the “Lease Documents”) pursuant to which the Company Group leases, licenses, subleases or otherwise occupies any Leased Company Property on the date hereof. The Company has delivered to Acquiror a true and complete copy of each such Lease Document. No Company Group Member nor, to the Knowledge of the Company, any other party to any Lease Document is in material breach or material default under such Lease Document, and no event has occurred or circumstances exist which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease Document.

(d)              Each Lease Document is a written agreement in full force and effect, and, subject to the Enforceability Exceptions, is legal, valid, binding and enforceable. The Company Group has paid the rent and all other sums that are due and payable under such Lease Documents and there are no significant arrears.

(e)              To the Knowledge of the Company, there exists no restrictions, covenants or encumbrances which prevent any of the Company Properties from being used now or in the future for their current use or would prevent or require consent from a third party as a result of the transactions contemplated by this Agreement or would be material and adverse to the Company Group, taken as a whole.

(f)              No Company Group Member has at any time given any covenant or entered into any agreement in respect of any freehold or leasehold property other than the Company Properties in respect of which any material contingent liability remains as of the date of this Agreement with the Company Group. No Company Group Member has subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Company Property or any portion thereof, and no Company Group Member has collaterally assigned or granted any other security interest in any Lease Document or any interest therein.

(g)              As of the date hereof, there are no material outstanding Actions to which any Company Group Member is a party in respect of any of the Leased Company Properties. The Company Group’s possession and quiet enjoyment of the Leased Company Property under each Lease Document has not been disturbed.

4.19          Corrupt Practices; Sanctions.

(a)               Since December 31, 2016, to the Knowledge of the Company, no Company Group Member nor any of its Representatives have directly or indirectly paid, received, offered or promised to pay or receive, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to or from any Person, including any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any Person or to secure any other improper benefit or advantage in each case in violation of any Anti-Corruption Laws. Each Company Group Member (i) has instituted policies and procedures designed to ensure compliance with the Anti-Corruption Laws and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which such Company Group Member operates and (ii) has maintained such policies and procedures in force. To the Knowledge of the Company, no Government Official nor any of his or her immediate family members is an officer or director or owns any securities of any Company Group Member.

(b)               Since December 31, 2016, no Company Group Member nor, to the Knowledge of the Company, any of its Representatives, has, or is presently or has agreed to become, engaged in any conduct that violates any applicable Anti-Corruption Laws.

(c)               Since December 31, 2016, no Company Group Member nor any of its Representatives is currently or has been (i) a Sanctioned Person, (ii) conducting, directly or indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) or engaged in any dealings with or for the direct or indirect benefit of or on behalf of any Sanctioned Person or in any Sanctioned Country, or (iii) otherwise in violation of any applicable Sanctions, Ex-Im Laws or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).

(d)               No Company Group Member has, in connection with or relating to the business of the Company Group, received from any Governmental Authority or any Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Authority; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, related to Trade Control Laws or Anti-Corruption Laws. The Company Group has implemented and maintains in effect written policies, procedures and internal controls, including an internal accounting controls system, that are reasonably designed to prevent, deter and detect violations of applicable Trade Control Laws and Anti-Corruption Laws.

4.20          Insurance.

(a)               Schedule 4.20(a) sets forth a true and complete list of the material current insurance policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance and other material policies or binders maintained by the Company Group (the “Insurance Policies”). To the Knowledge of the Company, there are no events, circumstances or other liabilities that give rise to a material claim under the Insurance Policies.

(b)               Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Insurance Policies are in full force and effect as of the date of this Agreement with respect to the Company Group, and the limits thereunder have not been impaired, exhausted or materially diminished.

(c)               As of the date hereof, no Company Group Member has received any written notice of cancellation of, a material premium increase (relative to others in the industry in which any Company Group Member operates) with respect to, or of a material alteration of coverage under, any Insurance Policy. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the Insurance Policies (i) are valid and binding in accordance with their terms, subject to Enforceability Exceptions and (ii) have not been subject to any lapse in coverage. There are no material claims related to the Company Group or the assets, business, operations, employees, officers and directors of the Company Group pending under any such Insurance Policies as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights.

4.21          Competition and Trade Regulation.

(a)               In the past five years, the Company Group has been and currently is in compliance with relevant Sanctions and export control Laws and regulations in jurisdictions in which the Company Group does business or to which the Company Group is otherwise subject, including the United States International Traffic in Arms Regulations, the Export Administration Regulations and United States Sanctions Laws and regulations administered by the United States Department of the Treasury’s Office of Foreign Assets Control. The Company Group also has policies and procedures in place designed to ensure compliance with the applicable trade sanctions Laws and are following such policies and procedures in all respects.

(b)               Each Company Group Member is in compliance with all applicable Antitrust Laws in all material respects. No Company Group Member is nor has such Company Group Member been a party to or is or has been concerned in any agreement or arrangement with a Governmental Authority under any anti-trust, competition or similar legislation in any jurisdiction in which the Company Group has assets or carries or intends to carry on business or where its activities may have an effect.

4.22          Environmental Matters. Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)               the Company Group is, and since December 31, 2017, except as set forth on Schedule 4.22(a), has been, in compliance in all respects with all Environmental Laws and all Company Permits required under Environmental Laws in connection with the operation of the Company Group’s business or ownership or operation of the Company Properties, which Company Permits have been obtained by the Company Group and are current and valid;

(b)               there are no Actions pending, or to the Knowledge of the Company, threatened, against the Company Group, nor has the Company Group received any written notification of, nor is the Company Group otherwise aware of, any actual or alleged violation of, or liability under, Environmental Laws;

(c)               the Company Group (or any other Person to the extent giving rise to liability for the Company Group) has not manufactured, generated, treated, stored, disposed or arranged for disposal of, transported, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Material under circumstances or in quantities that could trigger the need for investigation and/or remediation costs or give rise to liability for the Company Group pursuant to Environmental Laws; and

(d)               the Company has furnished to the Acquiror copies of all material environmental reports, assessments and audits in its possession relating to the past or current operations or facilities of the Company Group.

4.23          FDA/USDA/FTC Matters. The Company Group is in compliance with all applicable Laws governing the growing, handling, purity, safety, quality, composition, and labeling of food sold for human consumption, including, without limitation, the Federal Food, Drug, and Cosmetic Act of 1938, the Food Safety Modernization Act of 2011 and the Organic Foods Production Act of 1990, in each case, including the rules and regulations promulgated thereunder (collectively, the “Food Laws”), except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not reasonably be expected to have a Material Adverse Effect. All Products grown and sold by the Company Group satisfy the Company Group’s obligations with respect to applicable Food Laws, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, no Company Group Member has (a) received written notice of any adverse inspection, finding of deficiency or finding of non-compliance, which inspection or finding is material to the Company Group, taken as a whole, (b) received any written regulatory or warning letter, or (c) to the Knowledge of the Company, been the subject of any investigation or other compliance or Action, in each case, from or by any Governmental Authority with respect to any Food Law or any of its Products. The Company Group has in place policies and procedures to allow for material compliance with all Food Laws applicable to the Company Group.

4.24          Customers and Suppliers.

(a)               Schedule 4.24(a) sets forth a true, complete and complete list, as of the date of this Agreement, of the 10 largest customers of the Company Group (each, a “Material Customer”), during each 12 month period ended as of December 31, 2020, December 31, 2019 and December 31, 2018, in each case measured by the amount of revenue received by any Company Group Member during such period. Except as set forth on Schedule 4.24(a), as of the date hereof, no Company Group Member has since December 31, 2017 received any written, or to the Knowledge of the Company, oral notice that any Material Customer has cancelled, materially decreased or otherwise materially modified, or intends to cancel, materially decrease or otherwise materially modify, its relationship with any Company Group Member or its purchase of Products.

(b)               Schedule 4.24(b) sets forth a complete and correct list, as of the date of this Agreement, of the 10 largest vendors, suppliers, service providers and other similar business relations of the Company Group (each, a “Material Vendor”) during each 12 month period ended as of December 31, 2020, December 31, 2019 and December 31, 2018 in each case measured by the amount of expenditure by any Company Group Member during such period. Except as set forth in Schedule 4.24(b), as of the date hereof, no Company Group Member has since December 31, 2017 received any written, or to the Knowledge of the Company, oral notice that any Material Vendor has cancelled, terminated or otherwise materially modified, or intends to cancel, terminate or otherwise materially modify its relationship with any Company Group Member.

4.25          Brokers. No broker, investment banker, financial advisor or other Person, other than those set out in Schedule 4.25, the fees and expenses of which will be paid by the Company Group pursuant to an engagement letter entered into therewith, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Company Group Member.

4.26          Affiliate Agreements. Except as set forth on Schedule 4.26, no Company Group Member is party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of any Company Group Member, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent or more of the capital stock or equity interests of the Acquiror, Merger Sub or any Company Group Member or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.

4.27          No Other Representations or Warranties. The representations and warranties made by the Company in this Article IV are the exclusive representations and warranties made by the Company Group, its Affiliates and their respective Representatives. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, to the accuracy or completeness of any information regarding the Company available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. For the avoidance of doubt, the Company Group, its Affiliates and each of their respective Representative has not made and does not make any express or implied representation or warranty, either written or oral, with respect to the Company Group. In particular, without limiting the foregoing, neither the Company nor any other Person makes or has made any representation or warranty to the other parties hereto, and shall have no liability in respect of, with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company Group or (b) any oral or, except for the representations and warranties expressly made by the Company in this Article IV, written information made available to the other parties hereto in the course of their evaluation of the Company and the negotiation of this Agreement or in the course of the Transactions.

Article V
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR AND MERGER SUB

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the Acquiror SEC Reports filed or furnished by Acquiror on or after August 20, 2020 (excluding (i) any disclosures in such Acquiror SEC Reports under the headings “Risk Factors” or “Forward-Looking Statements” and other disclosures that are predictive, cautionary or forward looking in nature and (ii) any exhibits or other documents appended thereto), each of Acquiror and Merger Sub represents and warrants to the Company as follows:

5.01          Organization, Standing and Corporate Power.

(a)               Acquiror is an entity duly incorporated validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has all requisite legal entity power and authority to carry on its business as now being conducted. Acquiror is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Acquiror to consummate the Transactions or be material and adverse to Acquiror.

(b)               Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Other than Merger Sub, Acquiror has no other Subsidiaries or any equity or other interests in any other Person.

5.02          Corporate Authority; Approval; Non-Contravention; Government Approvals.

(a)               Each of Acquiror and Merger Sub has all requisite corporate or other legal entity power and authority, and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby, to consummate the Transactions. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary corporate consent and authorizations on the part of Acquiror and Merger Sub, and no other corporate or other actions on the part of Acquiror or Merger Sub are necessary to authorize the execution and delivery by Acquiror or Merger Sub of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the Acquiror Stockholder Approvals. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and, assuming due authorization, execution and delivery hereof by the other parties, is a legal, valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms (subject to the Enforceability Exceptions).

(b)               The execution, delivery, and performance of this Agreement and the Ancillary Agreements to which Acquiror and/or Merger Sub is a party, and the consummation of the Transactions, and (in the case of Acquiror) subject to receipt of the Acquiror Stockholder Approvals, do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the Acquiror Organizational Documents or any organizational documents of Merger Sub or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of Acquiror, Merger Sub or any of their Affiliates pursuant to, any Contract to which Acquiror, Merger Sub or any of their Affiliates is a party or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.02(a), under any Law to which Acquiror, Merger Sub or any of their Affiliates is subject, except (in the case of clause (ii) above) for such violations, breaches or defaults which has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(c)               No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery by Acquiror or Merger Sub of this Agreement or the consummation of the Transactions contemplated by this Agreement or the Ancillary Agreements, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger or (iv) such other consents, registrations, declarations, notices and filings which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.03          Compliance with Laws. Acquiror and Merger Sub are, and since their respective dates of incorporation, have been, operating in all material respects in a manner that is customary for businesses similar to Acquiror and Merger Sub, and each of Acquiror and Merger Sub is conducting and, since their respective dates of incorporation, has conducted its business in material compliance with all Laws.

5.04          Employee Benefit Plans. Except as may be contemplated by the Acquiror Equity Plan Proposal, neither Acquiror nor Merger Sub maintains or contributes to any Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director, officer or employee of Acquiror or Merger Sub, or (ii) result in the acceleration, vesting or creation of any rights of any stockholder, director, officer or employee of Acquiror or Merger Sub to payments or benefits or increases in any existing payments or benefits or any loan forgiveness.

5.05          Financial Ability; Trust Account.

(a)               As of the date hereof, there is at least $232,300,000 invested in a trust account at Morgan Stanley Smith Barney LLC (the “Trust Account”), with Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated November 23, 2020, by and between Acquiror and the Trustee (the “Trust Agreement”). The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the Knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and, to the Knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. To the Knowledge of Acquiror, there are no side letters and there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or (ii) entitle any Person (other than any Acquiror Stockholder who is a Redeeming Stockholder) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Acquiror Organizational Documents and Acquiror’s final prospectus, dated November 23, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no Actions pending or, to the Knowledge of Acquiror, threatened with respect to the Trust Account. Since November 24, 2020, Acquiror has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no Acquiror Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Stockholder is a Redeeming Stockholder.

(b)               As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Acquiror has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date.

(c)               As of the date hereof, Acquiror does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

5.06          Taxes.

(a)               Each of Acquiror and Merger Sub has timely filed with the appropriate Tax Authority, or has caused to be timely filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects and were prepared in compliance in all material respects with all applicable Laws. Each of Acquiror and Merger Sub has timely paid all material amounts of Taxes due and payable (whether or not shown on any Tax Return), other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)               Each of Acquiror and Merger Sub, as applicable, has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and Tax information reporting, collection and retention and has, within the time and in the manner prescribed by applicable Laws, (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) timely remitted such amounts required to have been remitted to the appropriate Tax Authority.

(c)               The unpaid Taxes of Acquiror and Merger Sub (i) for all periods ending on or before the date of the audited financial statements included in the Acquiror SEC Reports do not, in the aggregate, materially exceed the reserve for Tax liabilities (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on such financial statements and (ii) will not, in the aggregate, materially exceed that reserve as adjusted for operations and transactions through the Closing Date that occur in the ordinary course of business.

(d)               No claim, assessment, deficiency or proposed adjustment for any Tax has been asserted or assessed by any Tax Authority against Acquiror or Merger Sub that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e)               There is no Tax audit, examination or other Action of Acquiror or Merger Sub presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of Acquiror or Merger Sub.

(f)                Neither Acquiror nor Merger Sub has taken or agreed to take any action not contemplated by this Agreement or any Ancillary Agreement that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(g)               To the Knowledge of Acquiror, no facts or circumstances exist that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

5.07          Brokers. No broker, investment banker, financial advisor or other Person, other than those set out in Schedule 5.07, the fees and expenses of which will be paid by Acquiror or Merger Sub pursuant to an engagement letter entered into therewith, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquiror, Merger Sub or any of their Affiliates.

5.08          Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a)               Acquiror has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since November 23, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). None of the Acquiror SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(b)               Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c)               Acquiror has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d)               There are no outstanding loans or other extensions of credit made by Acquiror to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror. Acquiror has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)               Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror, (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

(f)                To the Knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the Knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.09          Business Activities; Absence of Changes.

(a)               Since its incorporation, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment or Governmental Order binding upon Acquiror or to which Acquiror is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b)               Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, Acquiror has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c)               Except for (i) this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03), (ii) as set forth on Schedule 5.09(c) and (iii) with respect to fees and expenses of Acquiror’s legal, financial and other advisors, Acquiror is not party to any Contract with any other Person that would require payments by Acquiror in excess of $150,000 in the aggregate with respect to any individual Contract or when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.03) and Contracts set forth on Schedule 5.09(c)).

(d)               There is no liability, debt or obligation against Acquiror or Merger Sub, except for liabilities and obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet for the quarterly period ended December 31, 2020 or disclosed in the notes thereto (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to Acquiror and Merger Sub, taken as a whole), (ii) that have arisen since the date of Acquiror’s consolidated balance sheet for the quarterly period December 31, 2020 in the ordinary course of the operation of business of the Acquiror and Merger Sub (other than any such liabilities as are not and would not be, in the aggregate, material to Acquiror and Merger Sub, taken as a whole) or (iii) disclosed in Schedule 5.09(d).

(e)               Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Merger. Except as set forth in Merger Sub’s organizational documents, there is no agreement, commitment, or Governmental Order binding upon Merger Sub or to which Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a material adverse effect on the ability of Merger Sub to enter into and perform its obligations under this Agreement.

(f)                Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(g)               Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the Merger and has no, and at all times prior to the Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(h)               (i) Since the date of Acquiror’s incorporation, there has not been any change, development, condition, occurrence, event or effect relating to the Acquiror or Merger Sub that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a material adverse effect on the ability of Acquiror or Merger Sub to enter into, perform its obligations under this Agreement and consummate the Transactions and (ii) from November 23, 2020 through the date of this Agreement, Acquiror and Merger Sub have not taken any action that would require the consent of the Company pursuant to Section 7.03 if such action had been taken after the date hereof.

5.10          Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to the Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement.

5.11          No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, Acquiror and its Affiliates acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV or any certificate delivered in accordance with Section 9.02(b), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company. Without limiting the generality of the foregoing, it is understood that any cost or other estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Acquiror or its representatives) or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement or any certificate delivered in accordance with Section 9.02(b). Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV or any certificate delivered in accordance with Section 9.02(b), with all faults and without any other representation or warranty of any nature whatsoever.

5.12          Capitalization.

(a)               The authorized capital stock of Acquiror consists of (i) 330,000,000 of Acquiror Common Stock, of which (A) 23,000,000 shares of Acquiror Common Stock are issued and outstanding as of the date of this Agreement and (B) 20,400,000 Acquiror Warrants are issued and outstanding as of the date of this Agreement, (ii) 30,000,000 Class B ordinary shares of Acquiror, par value $0.0001, of which 5,750,000 shares are issued and outstanding as of the date of this Agreement and (iii) 1,000,000 preference shares of the Acquiror, par value $0.0001, none of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Acquiror Common Stock and Acquiror Warrants (1) have been duly authorized and validly issued and are fully paid and nonassessable, (2) were issued in compliance in all material respects with applicable Law, (3) were not issued in breach or violation of any preemptive rights or Contract and (4) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Code Section 83, except as disclosed in the Acquiror SEC Reports with respect to certain Acquiror Common Stock held by the Sponsor.

(b)               Except for this Agreement, the Acquiror Warrants, Class B ordinary shares and the Subscription Agreements, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror SEC Reports or the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror Stockholders may vote. Except as disclosed in the Acquiror SEC Reports, Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests of Acquiror. Other than Merger Sub, Acquiror does not own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person. There are no securities or instruments issued by or to which the Acquiror is a party containing anti-dilution or similar provisions that will be triggered by the consummation of the transactions contemplated by the Subscription Agreements that have not been or will not be waived on or prior to the Closing Date.

(c)               As of the date hereof, the authorized share capital of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by Acquiror as of the date of this Agreement.

(d)               Subject to approval of the Proposals, the shares of Acquiror Common Stock to be issued by Acquiror in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Acquiror and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

5.13          NASDAQ Stock Market Quotation. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbol “SV”. Acquiror is in compliance in all material respects with the rules of NASDAQ and there is no action or proceeding pending or, to the Knowledge of Acquiror, threatened against Acquiror by NASDAQ, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or terminate the listing of Acquiror Common Stock on NASDAQ. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement.

5.14          Affiliate Agreements. Except as set forth on Schedule 5.14, neither of the Acquiror nor Merger Sub is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of either of the Acquiror or Merger Sub, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of five percent or more of the capital stock or equity interests of Acquiror or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “Acquiror Affiliate Agreement”).

5.15          Corrupt Practice.

(a)               Since their respective dates of incorporation, to the Knowledge of Acquiror, neither Acquiror nor Merger Sub, nor any of their respective Representatives, have directly or indirectly paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation in any material respect any Anti-Corruption Laws.

(b)               Since their respective dates of incorporation, neither Acquiror nor Merger Sub nor, to the Knowledge of Acquiror, any of their respective Representatives, has, or is presently or has agreed to become, engaged in any conduct that violates in any material respect any applicable Anti-Corruption Laws.

(c)               Since their respective dates of incorporation, to the Knowledge of Acquiror, neither Acquiror nor Merger Sub is conducting and has not conducted, directly or indirectly, any business (including, without limitation, sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or for the direct or indirect benefit of or on behalf of a person or entity:

(i)                 named as a “specially designated national and blocked person” on the most current Specially Designated Nationals and Blocked Persons List maintained by OFAC or with whom it would be prohibited for Acquiror or Merger Sub to engage in transactions or dealings under any of the sanctions programs of the United States administered by OFAC which would be applicable to the relevant transaction, in violation of applicable Sanctions; or

(ii)              which is the subject of or otherwise targeted by, or is located or organized in any country or territory that is subject to, any such sanctions which would be applicable to the relevant transaction, in violation of applicable Sanctions.

5.16          PIPE Investment Amount; Subscription Agreements. Acquiror has delivered to the Company true, correct and complete copies of each of the fully executed Subscription Agreements pursuant to which the Subscribers have committed, subject to the terms and conditions therein, to purchase at least 12,500,000 shares of Acquiror Common Stock in the aggregate for an aggregate amount equal to $125,000,000 (the “PIPE Investment Amount”). Each of the Subscription Agreements is in full force and effect and is legal, valid and binding upon the Acquiror, enforceable in accordance with its terms. None of the Subscription Agreements has been withdrawn, terminated, amended or modified since the date of delivery hereunder and prior to the execution of this Agreement, and, to the Knowledge of Acquiror, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements have not been withdrawn, terminated or rescinded by any Subscriber party thereto in any respect. As of the date hereof, there are no Contracts to which Acquiror or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the Subscription Agreements or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Subscription Agreements or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements. Acquiror has, and to the Knowledge of Acquiror, each Subscriber has, complied with all of its obligations under the Subscription Agreements. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements, other than as expressly set forth in the Subscription Agreements. To the Knowledge of Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (a) constitute a default or breach on the part of Acquiror or the Subscribers, (b) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or each Subscriber or (c) assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied result in any portion of the amounts to be paid by the Subscribers in accordance with the Subscription Agreements being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 9.01 and Section 9.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

5.17          No Other Representations or Warranties. The representations and warranties made by Acquiror and Merger Sub in this Article V are the exclusive representations and warranties made by Acquiror, Merger Sub, their Affiliates, and their respective Representatives. Except for the representations and warranties contained in this Article V, neither Acquiror nor Merger Sub, nor any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Acquiror or Merger Sub, to the accuracy or completeness of any information regarding Acquiror or Merger Sub available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. Without limiting the foregoing, neither Acquiror nor Merger Sub, nor any other Person, makes or has made any representation or warranty to the other parties hereto with respect to, and shall have no liability in respect of, (a) any financial projection, forecast, estimate, budget or prospect information relating to Acquiror or Merger Sub or (b) any oral or, except for the representations and warranties expressly made by Acquiror or Merger Sub in this Article V, written information made available to the other parties hereto in the course of their evaluation of Acquiror and Merger Sub and the negotiation of this Agreement or in the course of the Transactions.

Article VI
COVENANTS OF THE COMPANY

6.01          Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall (and shall cause each other Company Group Member to), except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), (i) use its commercially reasonable efforts to conduct and operate its business in the ordinary course consistent with past practice in all material respects, (ii) use commercially reasonable efforts to preserve intact the current business organization and ongoing businesses of the Company Group, and maintain the existing relations and goodwill of the Company Group with customers, suppliers, distributors and creditors of the Company Group and (iii) use commercially reasonable efforts to keep available the services of the present officers of the Company Group; provided, that, in the case of each of the preceding clauses (i)-(iii), during any period of full or partial suspension of operations related to COVID-19, the Company may, in connection with COVID-19, take such actions in good faith as are reasonably necessary (A) to protect the health and safety of the Company Group’s employees and other individuals having business dealings with the Company Group or (B) to respond to third-party supply or service disruptions caused by COVID-19, including, but not limited to COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that any Company Group Member took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not (and shall cause each other Company Group Member not to) during the Interim Period:

(a)               change or amend the Company Group Organizational Documents;

(b)               declare, make or pay any dividend or other distribution (whether in cash, equity or property) to its stockholders or repurchase or redeem any of its equity interests;

(c)               create, allot, issue, redeem or repurchase or agree to create, allot, issue, redeem or repurchase any shares or other securities of whatsoever nature convertible into shares (or any option to subscribe for the same) of any Company Group Member, except pursuant to the exercise of Company Options or Company Warrants outstanding as of the date hereof;

(d)               reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from former employees in the ordinary course of business consistent with past practice upon the terms set forth in the underlying agreements governing such equity securities;

(e)               enter into, or amend or modify any material term of, terminate, or waive or release any material rights, claim or benefits under any Material Contract or Lease Document (or any Contract, that if existing on the date hereof, would be a Material Contract or Lease Document), other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such Contracts in the ordinary course of business consistent with past practice and as set forth on Schedule 6.01(e);

(f)                enter into, or amend or modify any material term of, terminate, or waive or release any material rights, claim or benefits under any Contract or other arrangement to which any Company Group Member, on one hand, and a Company Stockholder or its Affiliate, on the other hand, are parties, except as set forth on Schedule 6.01(f);

(g)               sell, transfer, lease, pledge, license or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any assets, properties or business of any Company Group Member (including Company Intellectual Property and Company Software) to any Person that is not a Company Group Member, except for sales of inventory in the ordinary course of business consistent with past practice, other than (i) as set forth on Schedule 6.01(f), (ii) Permitted Liens or (iii) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice (including performance and warranty bonds for the benefit of customers) and that would not, individually or in the aggregate, reasonably be expected to be material to the Company Group, taken as a whole;

(h)               intentionally permit any material item of Owned Intellectual Property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Owned Intellectual Property;

(i)                 except as set forth on Schedule 6.01(i) or as otherwise required pursuant to the terms of a Company Benefit Plan in effect on the date of this Agreement and set forth on Schedule 4.12(a) or applicable Law, (i) grant or promise to grant any increase or decrease in compensation, benefits or severance to any current or former employee, officer, director or other individual service provider of the Company Group, except in the ordinary course of business and consistent with past practice, (ii) except for changes to health or welfare benefit plans (other than severance arrangements) in connection with annual renewals in the ordinary course of business, adopt, enter into, amend, modify, or terminate any Company Benefit Plan, any benefit or compensation plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect as of the date hereof, or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which any Company Group Member is a party or by which it is bound, (iii) grant, provide or promise to grant or provide any severance or termination payments, incentive compensation, deferred compensation, equity or equity-based compensation, or transaction, retention or change in control payments or benefits to any current or former director, employee, officer or other individual service provider of the Company Group, (iv) accelerate the timing, vesting or payment of any compensation or benefit payable to any current or former employee or individual service provider of the Company Group, (v) hire, engage, terminate (other than for cause), furlough, or temporarily layoff any employee or independent contractor of the Company Group with annual base compensation in excess of $250,000, (vi) negotiate, modify, extend, or enter into any CBA, or recognize or certify any labor union, works council, other labor organization, or group of employees as the bargaining representative for any employees of the Company Group, (vii) implement or announce any employee layoffs, plant closings, reductions-in-force, furloughs, temporary layoffs, reduction in terms and conditions of employment, or other actions that could implicate the WARN Act or any similar Laws, or (viii) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(j)                 acquire (including by merger, consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of) any Person or division thereof;

(k)               enter into any joint venture;

(l)                 adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company Group Member (other than the transactions contemplated by this Agreement);

(m)             make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $2,500,000, other than as set forth on Schedule 6.01(m) any capital expenditure (or series of related capital expenditures) consistent with the Company’s annual capital expenditure budget for periods following the date hereof, made available to Acquiror prior to the date hereof;

(n)               make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any material Tax Return in a manner inconsistent with past practices in any material respect, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes, incur any material liability for Taxes outside the ordinary course of business, or enter into any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes);

(o)               initiate, waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, other than in the ordinary course of business consistent with past practice and where such waiver, release, compromise, settlement or satisfaction involves monetary damages not to exceed $1,000,000 in the aggregate;

(p)               incur, issue, assume, guarantee, endorse or otherwise become responsible for any Indebtedness, or make any loans or advances, or intentionally grant any security interest in any assets, or in any material respect, modify any Indebtedness, other than intercompany Indebtedness;

(q)               make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(r)                enter into any material new line of business outside of the business currently conducted by the Company Group as of the date of this Agreement;

(s)                fail to maintain the Company Permits;

(t)                 make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(u)               voluntarily fail to maintain, cancel or materially change coverage under, in a manner detrimental to the Company Group, taken as a whole, any insurance policy maintained with respect to the Company Group Members and their assets and properties; and

(v)               enter into any agreement or undertaking to do any action prohibited under this Section 6.01.

6.02          Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to a Company Group Member by third parties that may be in a Company Group Member’s possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the transactions contemplated hereby or (b) in the judgment of legal counsel (including in-house counsel) of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which a Company Group Member is bound, the Company shall afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company Group, to all of the properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Company Group, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company Group and that are in the possession of the Company Group as such Representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company Group without the prior written consent of the Company. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

6.03          HSR Act and Regulatory Approvals. In connection with the transactions contemplated by this Agreement, the Company shall file promptly but in no event later than 10 Business Days after the date hereof, the notification required from the Company under the HSR Act. The Company shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Acquiror as promptly as reasonably practicable all information required for any application or other filing required to be made by Acquiror pursuant to any Antitrust Law. The Company shall (a) substantially comply with any Information or Document Requests and (b) if available, request early termination of any waiting period under the HSR Act. The Company shall exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted. The Company shall promptly notify the Acquiror of any substantive communication with any Governmental Authority or third party with respect to the transactions contemplated by this Agreement, and furnish to Acquiror, upon written request, copies of any notices or written communications received by the Company or any of its Affiliates with respect to the transactions contemplated by this Agreement, and the Company shall permit counsel to Acquiror an opportunity to review in advance, and the Company shall consider in good faith the views of such counsel in connection with, any proposed written communications by any Company Group Member to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that the Company shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the transactions contemplated by this Agreement without the written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed). The Company agrees to provide, to the extent permitted by the applicable Governmental Authority, Acquiror and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between any Company Group Member or any of their Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.03 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel (including in-house counsel) of the Company, and to remove competitively sensitive material; provided, that the Company may, as it deems advisable and necessary, designate any materials provided to the Acquiror under this Section 6.03 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 6.03 or any other provision of this Agreement shall require or obligate the Company Group to, and the Company Group shall not, without the prior written consent of the Acquiror or Merger Sub, agree or otherwise be required to, take any action with respect to the Company Group, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Company Group, or any interest therein.

6.04          No Claim Against the Trust Account. The Company acknowledges that the Acquiror is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets, and the Company has read Acquiror’s final prospectus, dated November 24, 2020 and other Acquiror SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror has established the Trust Account described therein for the benefit of Acquiror’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company further agrees that the Acquiror’s sole assets consist of the cash proceeds of the Acquiror’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. The Company further acknowledges that, if the transactions contemplated by this Agreement or, in the event of termination of this Agreement, another Business Combination, are or is not consummated by May 27, 2022 or such later date as approved by the Acquiror Board to complete a Business Combination, Acquiror will be obligated to return to its stockholders the amounts being held in the Trust Account. Accordingly, the Company (on behalf of itself, each other Company Group Member and its and their respective Affiliates) hereby waives any past, present or future claim of any kind against, and any right to access, the Trust Account, any trustee of the Trust Account and Acquiror to collect from the Trust Account any monies that may be owed to them by Acquiror or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including, without limitation, for any Willful Breach of this Agreement. This Section 6.04 shall survive the termination of this Agreement for any reason.

6.05          Proxy Solicitation; Other Actions.

(a)               The Company agrees to use reasonable best efforts to provide Acquiror, as soon as reasonably practicable after the date hereof and, in any event, no later than April 19, 2021, audited financial statements, including consolidated balance sheets, statements of operations, statements of cash flows, and statements of stockholders equity of the Company as of and for the years ended December 31, 2019 and December 31, 2020, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the standards of the Public Company Accounting Oversight Board. The Company shall be available to, and the Company shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Acquiror and its counsel in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b)           From and after the date on which the Registration Statement becomes effective under the Securities Act until the Closing Date, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company Group or of any development regarding the Company Group, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.05 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.06          Non-Solicitation.

(a)           From the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company shall not, and shall cause the other Company Group Members and use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly:

(i)               initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;

(ii)              engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;

(iii)            approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal;

(iv)            execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or

(v)               resolve or agree to do any of the foregoing.

(b)           The Company also agrees that immediately following the execution of this Agreement it shall, and shall cause the other Company Group Members and use its reasonable best efforts to cause its and their respective Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three Business Days of the execution of this Agreement, the Company shall request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring any Company Group Member (and with whom any Company Group Member has had contact in 12 months prior to the date of this Agreement regarding the acquisition of any Company Group Member) to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of any Company Group Member. The Company shall promptly (and in any event within one Business Day) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer. The Company shall promptly (and in any event within one Business Day) keep Acquiror informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any material changes thereto and copies of any additional written materials received by any Company Group Member or its Representatives). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.06 by any Company Group Member or of any other Company Group Member’s Representatives acting on the Company’s behalf, shall be deemed to be a breach of this Section 6.06 by the Company.

6.07          Cooperation under the Credit Documents.

(a)           During the Interim Period, (i) the Company shall not terminate any commitments under the Credit Documents without the prior written consent of Acquiror (such consent not to be unreasonably withheld, conditioned or delayed), and (ii) the Company shall maintain in effect and comply with, in all respects, the terms of the Credit Documents, in each case, as in effect on the date hereof, in accordance with the terms and subject to the conditions thereof.

(b)           As soon as reasonably practicable after the date of this Agreement, but prior to the Closing Date, the Company shall obtain and deliver to Acquiror a fully executed and effective copies of any amendments and waivers to each of the Credit Documents (the “Debt Facility Waiver”) in form and substance reasonably acceptable to Acquiror, which shall amend or waive such provisions as are reasonably necessary to permit the Transactions, as determined by Acquiror in its reasonable discretion. Without limiting any covenant contained in Section 6.01, other than the Debt Facility Waiver, the Company shall not amend, restate, amend and restate, supplement or otherwise modify the Credit Documents.

6.08          Company Support Agreement. From and after the date hereof and until the earlier of such time that (a) Company Stockholders holding Company Preferred Stock and Company Common Stock, in the aggregate and by class or other grouping, as applicable, have duly executed and delivered Company Support Agreements sufficient to provide votes in favor of the Company Stockholder Approvals (the “Requisite Stockholder Support”), (b) the Company Stockholder Approvals have been obtained, the Company shall use reasonable best efforts to enter into Company Support Agreements with Company Stockholders holding Company Preferred Stock and Company Common Stock that, in the aggregate and by class or other grouping, as applicable, will result in Requisite Stockholder Support being achieved. In connection with the foregoing, (i) from time to time at the written request of the Acquiror, the Company shall provide reasonably detailed updates to the Acquiror of the status of any ongoing discussions between the Company, on the one hand, and any Company Stockholder, on the other hand, that has not duly executed and delivered a Company Support Agreement and (ii) upon receipt of an executed Company Support Agreement delivered by a Company Stockholder, the Company shall promptly, and in any event within 24 hours of receipt, deliver a copy of such Company Support Agreement to the Acquiror.

Article VII
COVENANTS OF ACQUIROR

7.01          HSR Act and Regulatory Approvals.

(a)           In connection with the transactions contemplated by this Agreement, Acquiror shall file promptly but in no event later than 10 Business Days after the date hereof, the notification required from Acquiror or any of its Affiliates under the HSR Act. Acquiror shall use its reasonable best efforts to submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the Company as promptly as reasonably practicable all information required for any application or other filing required to be made by the Company pursuant to any Antitrust Law. Acquiror shall substantially comply with any Information or Document Requests.

(b)           If available, Acquiror shall request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and consents or approvals pursuant to any other applicable Antitrust Laws, (ii) prevent the entry in any Action brought by a Regulatory Consent Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement and (iii) if any such Governmental Order is issued in any such Action, cause such Governmental Order to be lifted.

(c)           Acquiror shall cooperate in good faith with the Regulatory Consent Authorities and exercise its reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement as soon as practicable (but in any event prior to the Termination Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove any impediment under Antitrust Law or the actual or threatened commencement of any proceeding in any forum by or on behalf of any Regulatory Consent Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger; provided that notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.01 or any other provision of this Agreement shall require or obligate (i) Acquiror to take any actions, including selling, divesting, or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect the Acquiror’s or the Company’s freedom of action with respect to, or its ability to retain, any business, products, rights, services, licenses, assets or properties of the Acquiror or the Company or (ii) Acquiror or any other Person to take any actions with respect to Acquiror’s Affiliates, the Sponsor, the Subscriber, their respective Affiliates and any investment funds or investment vehicles affiliated with, or managed or advised by, Acquiror’s Affiliates, the Sponsor, the Subscriber or any portfolio company (as such this term is commonly understood in the private equity industry) or investment of Acquiror’s Affiliates, Sponsor or of any such investment fund or investment vehicle.

(d)            Acquiror shall promptly notify the Company of any substantive communication with, and furnish to the Company upon request copies of any notices or written communications received by, Acquiror or any of its Affiliates and any third party or Governmental Authority with respect to the transactions contemplated by this Agreement, and Acquiror shall permit counsel to the Company an opportunity to review in advance, and Acquiror shall consider in good faith the views of such counsel in connection with, any proposed communications by Acquiror or its Affiliates to any Governmental Authority concerning the transactions contemplated by this Agreement; provided, that Acquiror shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of the transactions contemplated by this Agreement without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Acquiror agrees to provide, to the extent permitted by the applicable Governmental Authority, the Company and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 7.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of Acquiror, and to remove competitively sensitive material; provided, that the Acquiror may, as it deems advisable and necessary, designate any materials provided to the Company under this Section 7.01 as “outside counsel only.”

(e)           Acquiror and the Company shall each bear 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the transactions contemplated by this Agreement.

7.02          Indemnification and Insurance.

(a)           From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and its certificate of incorporation, bylaws and indemnification agreements in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation, bylaws, and indemnification agreements, to the extent applicable, concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of its certificate of incorporation, bylaws, and indemnification agreements, to the extent applicable, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and its Subsidiaries to honor, each of the covenants in this Section 7.02.

(b)           For a period of six years from the Effective Time, Acquiror shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2021; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.02 shall be continued in respect of such claim until the final disposition thereof.

(c)           This Section 7.02 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.02. The obligations of Acquiror and the Surviving Company under this Section 7.02 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company without the consent of the affected Person.

7.03          Conduct of Acquiror During the Interim Period.

(a)           During the Interim Period, Acquiror and Merger Sub shall, subject to Section 7.11, carry on their business in the ordinary course of business and in accordance with applicable Law. During the Interim Period, except as set forth on Schedule 7.03 or as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, Acquiror shall not and shall not permit Merger Sub to:

(i)               change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the organizational documents of Merger Sub;

(ii)              (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding capital stock or other equity interests; (B) split, combine, reclassify or otherwise change any of its capital stock or other equity interests; or (C) other than the redemption of any shares of Acquiror Common Stock required by the Offer or as otherwise required by Acquiror’s Organizational Documents in order to consummate the transactions contemplated hereby, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Acquiror;

(iii)            make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any material Tax Return in a manner inconsistent with past practices in any material respect, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to a material amount of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to any material Taxes or settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes, incur any material liability for Taxes outside the ordinary course of business, or enter into any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial contract entered into in the ordinary course of business and not primarily related to Taxes);

(iv)             other than as set forth on Schedule 7.03(a)(iv), enter into, renew or amend in any material respect, any Acquiror Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constitute an Acquiror Affiliate Agreement);

(v)              waive, release, compromise, settle or satisfy any pending or threatened Action or compromise or settle any material liability, other than in the ordinary course of business consistent with past practice;

(vi)             incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(vii)           (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Acquiror or Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) in connection with the exercise of any Acquiror Warrants outstanding on the date hereof or (ii) the transactions contemplated by this Agreement (including the transactions contemplated by the Subscription Agreements) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant, including any amendment, modification or reduction of the warrant price set forth therein;

(viii)          adopt or amend any Benefit Plan, or enter into any employment contract or collective bargaining agreement other than the Acquiror Equity Incentive Plan or as otherwise contemplated by this Agreement;

(ix)             acquire (including by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of) any Person or division thereof;

(x)              adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquiror or Merger Sub (other than the transactions contemplated by this Agreement);

(xi)             make any capital expenditures;

(xii)            make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xiii)           enter into any new line of busines outside of the business currently conducted by Acquiror and Merger Sub as of the date of this Agreement;

(xiv)           make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

(xv)            voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Acquiror and Merger Sub and their assets and properties; or

(xvi)           enter into any agreement or undertaking to do any action prohibited under this Section 7.03.

(b)           During the Interim Period, Acquiror shall, and shall cause Merger Sub to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or Merger Sub may be a party.

7.04          Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX), Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of Acquiror Common Stock in connection with the Offer; (b) the payment of the Outstanding Company Expenses and Outstanding Acquiror Expenses pursuant to Section 11.05, (c) the payment of the cash in lieu of the issuance of any fractional shares pursuant to Section 3.06; and (d) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a), (b) and (c), to be disbursed to Acquiror.

7.05          Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or Merger Sub by third parties that may be in Acquiror’s or Merger Sub’s possession from time to time, and except for any information which in the opinion of legal counsel (including in-house counsel) of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or Merger Sub is bound, Acquiror shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror as such Representatives may reasonably request. The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company Group, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time.

7.06          Acquiror NASDAQ Listing.

(a)            From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to be listed on, NASDAQ.

(b)           Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions or otherwise reserved for issuance to be approved for listing on NASDAQ as promptly as practicable following the issuance thereof, subject to official notice of issuance, on or prior to the Closing Date.

7.07          Acquiror Public Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.08          Financing. Acquiror and Merger Sub shall take, or cause to be taken, as promptly as practicable after the date hereof, all actions, and to do, or cause to be done, all things necessary (including enforcing its rights under the Subscription Agreements), on or prior to the Closing Date, to consummate the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein, including using its reasonable efforts to enforce its rights under the Subscription Agreements to cause the Subscribers to pay to (or as directed by) Acquiror the applicable purchase price under each Subscriber’s applicable Subscription Agreement in accordance with its terms.

7.09          Additional Insurance Matters. Prior to the Closing, Acquiror shall obtain directors’ and officers’ liability insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of Acquiror and its Subsidiaries (including the directors and officers of the Company) at and after the Closing on terms customary for a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on NASDAQ which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as Acquiror and its Subsidiaries (including the Company).

7.10          Director and Officer Appointments. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, Acquiror shall take all actions necessary or appropriate to cause (a) the number of directors constituting the Acquiror Board to be such number as is specified on Schedule 7.10(a), (b) the individuals set forth on Schedule 7.10(b) to be elected as members of the Acquiror Board, effective as of the Closing and (c) the individuals set forth on Schedule 7.10(c) to be the executive officers of Acquiror effective as of the Closing. On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Schedule 7.10, which indemnification agreements shall continue to be effective following the Closing.

7.11          Exclusivity. Acquiror agrees that immediately following the execution of this Agreement it shall, and shall use its reasonable best efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with the Business Combination or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Business Combination. Acquiror shall promptly (and in any event within one Business Day) notify, in writing, the Company of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Business Combination other than with the Company, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”). Acquiror shall promptly (and in any event within one Business Day) keep the Company reasonably informed of any material developments with respect to any such Business Combination Proposal, but for purposes of clarity, Acquiror is not permitted to initiate discussions or engage in any negotiations with any Person other than the Company relating to a Business Combination Proposal.

7.12          Redomicile. Prior to the consummation of the Transactions, and subject to the Supermajority Acquiror Stockholder Approval, Acquiror shall effect the Redomicile. In connection with the Redomicile, Acquiror shall adopt as Acquiror’s initial certificate of incorporation the form of certificate of incorporation attached hereto as Exhibit L (the “Acquiror Initial Charter”). In accordance with Section 2.04(c) and Section 2.04(d), following the Redomicile, at the Effective Time, Acquiror shall adopt the Acquiror A&R Bylaws and, subject to the Majority Acquiror Stockholder Approval, the Acquiror A&R Charter. Acquiror shall effect the Redomicile in such a way that Acquiror’s representations and warranties set forth in Article V remain true and correct.

Article VIII
JOINT COVENANTS

8.01          Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 6.03 and Section 7.01, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and Acquiror shall cause Merger Sub to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to Material Contracts with the Company, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub or the Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company is a party or otherwise in connection with the consummation of the Transactions.

8.02          Preparation of Registration Statement; Special Meeting; Solicitation of Company Stockholder Approvals.

(a)           As promptly as practicable following the execution and delivery of this Agreement and in any event no later than 10 Business Days following the date of the delivery of the financial statements described in Section 6.05(a), Acquiror shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Acquiror and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Consent Solicitation Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Acquiror will cause the Proxy Statement to be mailed to stockholders of Acquiror. Acquiror and the Company shall each bear 50% of all fees and expenses incurred in connection with the preparation and filing of the Registration Statement and the receipt of stock exchange approval in connection with the listing of Acquiror Common Stock to be issued as Merger Consideration on the Closing Date, other than fees and expenses of advisors (which shall be borne by party incurring such fees).

(b)           Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other party and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of Acquiror Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c)           Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) approval of the Transactions, including the Business Combination (as defined in the Articles of Association), and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) approval of the Acquiror A&R Charter (the “Amendment Proposal”) and each change to the Acquiror A&R Charter that is required to be separately approved, (iii) approval of the issuance of the Acquiror Common Stock as Merger Consideration and pursuant to the Subscription Agreements in accordance with the rules of NASDAQ (the “NASDAQ Proposal”), (iv) the approval and adoption of the Acquiror Equity Incentive Plan (the “Acquiror Equity Plan Proposal”), (v) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals, (vi) the Redomicile (the “Redomicile Proposal”) and (vii) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the Amendment Proposal, the NASDAQ Proposal, the Acquiror Equity Plan Proposal and the Redomicile Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by Acquiror Stockholders at the Special Meeting.

(d)           Acquiror shall use reasonable best efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date (which record date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the CLCI, (ii) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to its stockholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement. The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”); provided, that if at any time prior to obtaining the Acquiror Stockholder Approvals, the Acquiror Board determines in good faith, after consultation with and receipt of a written opinion of outside legal counsel, that the failure to make an Acquiror Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Acquiror or the Acquiror Board may make an Acquiror Change in Recommendation. Notwithstanding the foregoing provisions of this Section 8.02(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Acquiror Stockholder Approvals, as applicable, whether or not a quorum is present, Acquiror shall have the right to make one or more successive postponements or adjournments of the Special Meeting; provided, that the Special Meeting, without the prior written consent of the Company, (1) may not be adjourned to a date that is more than 10 Business Days after the date for which the Special Meeting was originally scheduled or the most recently adjourned Special Meeting (excluding any adjournments required by applicable Law) and (2) is held no later than four Business Days prior to the Termination Date.

(e)           As promptly as practicable after the Registration Statement becomes effective, the Company shall solicit a written consent from the Company Stockholders approving and adopting this Agreement, the Merger and, to the extent required by Law, the Transactions (including (i) approval of the Transactions by (1) the holders of at least a majority of all outstanding shares of Company Preferred Stock, (2) the holders of at least a majority of all outstanding shares of Series 1 Preferred Stock of the Company (including the holders of at least a majority of all outstanding shares of (A) Series 1-A Preferred Stock and Series 1-B Preferred Stock (treated as a single class), (B) Series 1-C1 Preferred Stock and Series 1-C2 Preferred Stock (treated as a single class), and (C) Series 1-D Preferred Stock (treated as a single class)) and (3) a two-thirds vote of all outstanding shares of Series 2 Preferred Stock of the Company and (ii) approval of the Transactions by the holders of a majority of the outstanding Company Stock, voting together as a single class on an as-converted basis (collectively, the “Company Stockholder Approvals”)). In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (1) establish the record date (which record date shall be mutually agreed with Acquiror) for determining the Company Stockholders entitled to provide such written consent, (2) cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law and (3) solicit written consents from the Company Stockholders to give the Company Stockholder Approvals. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement, subject to the provisions of this Section  8.02(e). The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation. The Company will provide Acquiror with copies of all stockholder consents it receives within one Business Day of receipt. If the Company Stockholder Approvals are obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL.

8.03          Tax Matters.

(a)           Transfer Taxes. Except as otherwise set forth in this Agreement, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (“Transfer Taxes”) shall be paid 50% by the Company and 50% by Acquiror. The Company and Acquiror further agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

(b)           Tax Treatment. The parties intend that, for United States federal income tax purposes, (i) the Redomicile will qualify as a “reorganization” pursuant to Section 368(a)(1)(F) of the Code and the Treasury Regulations thereunder, (ii) the Recapitalization will qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code and the Treasury Regulations thereunder, (iii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations thereunder to which each of Acquiror, Merger Sub and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations thereunder, and (iv) this Agreement is adopted as a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (collectively, the “Intended Tax Treatment”). The Transactions shall be reported by the parties for all Tax purposes in accordance with the Intended Tax Treatment, unless otherwise required by a Tax Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar or corresponding provision of applicable Law). The parties hereto shall, and shall cause their Affiliates to, cooperate with each other and their respective counsel to document and support the Intended Tax Treatment and, following the Closing, the parties hereto shall not, or and shall not permit or cause their respective controlled Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended Tax Treatment.

(c)           The parties hereto shall, and shall cause their controlled Affiliates, to (i) cooperate in order to facilitate the issuance of any opinions relating to Tax matters that the SEC requires to be filed in connection with the Registration Statement, and (ii) deliver to Kirkland & Ellis LLP (or other applicable legal counsel to Acquiror) and DLA Piper LLP (US), in each case, to the extent requested by such counsel, a duly executed certificate dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.

(d)           On the Closing Date, the Company shall deliver to Acquiror (i) a certification from the Company meeting the requirements of Treasury Regulations Section 1.1445-2(c) (3), and (ii) a notice of such certification to the Internal Revenue Service pursuant to Treasury Regulations Section 1.897-2(h)(2), in each case, in form and substance reasonably satisfactory to Acquiror, dated as of the Closing Date and duly signed by a responsible corporate officer of the Company.

(e)           Each of the parties hereto shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party, including in connection with the filing of relevant Tax Returns and any Tax audit, examination or other Action. Such cooperation shall include the retention and (upon the other party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax audit, examination or other Action, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the pre-Closing holders of Acquiror Common Stock, Acquiror Warrants or Class B ordinary shares of Acquiror information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of Acquiror’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period beginning on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code and “global intangible low-taxed income” under Section 951A of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations thereunder as a result of the Redomicile or Recapitalization. For the avoidance of doubt, the parties agree that the cooperation contemplated by this Section 8.03(e) shall be carried out in a manner so as not to unreasonably interfere with the conduct of business of the parties.

8.04          Confidentiality; Publicity.

(a)           Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(b)           The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form previously agreed by the parties. None of Acquiror, Merger Sub, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use its commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, (i) each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto and (ii) subject to Section 6.02 and this Section 8.04, each party hereto may communicate with third parties to the extent necessary for the purpose of seeking any third party consent.

8.05          Post-Closing Cooperation; Further Assurances. Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

Article IX
CONDITIONS TO OBLIGATIONS

9.01          Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)           Antitrust Law Approval. (i) All applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated, (ii) all waiting periods (and any extensions thereof) under any Antitrust Laws in the jurisdictions listed in Schedule 9.01(a) that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals, clearances or authorizations under any Antitrust Laws in the jurisdictions listed in Schedule 9.01(a) required to be obtained prior to the Closing shall have been obtained, and (iii) any agreement with any Governmental Authority not to consummate the transactions contemplated hereby shall have expired or been terminated.

(b)           No Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting or enjoining consummation of the Transactions, including the Merger.

(c)           Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

(d)               Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)               Acquiror Stockholder Approvals. The Acquiror Stockholder Approvals shall have been obtained.

(f)                Company Stockholder Approvals. The Company Stockholder Approvals shall have been obtained.

(g)               Company’s Required Funds. The Closing Acquiror Cash shall equal or exceed $225,000,000, and Acquiror shall have made arrangements for any Closing Acquiror Cash held in the Trust Account to be released from the Trust Account at the Effective Time.

9.02          Additional Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a)               Representations and Warranties. The representations and warranties of the Company contained in Section 4.01 (Organization, Standing and Corporate Power), Section 4.02(a) (Corporate Authority; Approval; Non-Contravention), Section 4.07(d) (Absence of Certain Changes or Events) and Section 4.25 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.04 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects other than de minimis inaccuracies as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Material Adverse Effect.

(b)               Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)               Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a) and Section 9.02(b) have been fulfilled.

(d)               Ancillary Agreements. The Company shall have delivered to Acquiror executed counterparts to all of the Ancillary Agreements to which the Company, or any Company Stockholder, is party.

(e)               No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(f)                Debt Instruments. The Company shall have delivered to Acquiror fully executed copies of the Debt Facility Waiver, in each case, in form and substance reasonably satisfactory to Acquiror, which Debt Facility Waiver shall be effective on or prior to the Closing Date.

9.03          Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)               Representations and Warranties. The representations and warranties of Acquiror and Merger Sub contained in Section 5.01 (Organization, Standing and Corporate Power), Section 5.02(a) (Corporate Authority; Approval; Non-Contravention), Section 5.09(h)(i) (Absence of Certain Changes or Events) and Section 5.07 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of Acquiror and Merger Sub contained in Section 5.12 (Capitalization), shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects other than de minimis inaccuracies as of such earlier date. All other representations and warranties of Acquiror and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a material adverse effect on Acquiror.

(b)               Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)               Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d)               Acquiror A&R Charter. The Acquiror Initial Charter shall be amended and restated in the form of the Acquiror A&R Charter.

(e)               NASDAQ. The Acquiror Common Stock to be issued in connection with the Transactions shall have been approved for listing on NASDAQ, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(f)                Ancillary Agreements. Acquiror shall have delivered to the Company executed counterparts to all of the Ancillary Agreements to which Acquiror or Sponsor is party.

(g)              Resignations. The directors and executive officers of Acquiror listed on Schedule 9.03(g) shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

Article X
TERMINATION/EFFECTIVENESS

10.01      Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned:

(a)               by mutual written consent of the Company and Acquiror;

(b)               prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that any condition specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before September 25, 2021 (the “Termination Date”), or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if either (A) Acquiror’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) Acquiror is in breach of this Agreement on such date, which breach could give rise to a right of the Company to terminate this Agreement;

(c)               prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that any condition specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to use its commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if either (A) the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) the Company is in breach of this Agreement on such date, which breach could give rise to a right of Acquiror to terminate this Agreement;

(d)               by written notice from either the Company or Acquiror to the other if Acquiror Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the meeting);

(e)               by written notice from Acquiror to the Company if the Company Stockholder Approvals have not been obtained within 10 Business Days following the date that the Consent Solicitation Statement is disseminated by the Company to the Company Stockholders pursuant to Section 8.02(e); or

(f)                by written notice from Acquiror to the Company if prior to April 2, 2021, the Company does not secure the Requisite Shareholder Support pursuant to duly executed and delivered Company Support Agreements.

10.02      Effect of Termination

. Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or any of their respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination. The provisions of Sections 6.04, 8.04, 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, to the extent required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XI
MISCELLANEOUS

11.01      Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02      Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)           If to Acquiror or Merger Sub, to:

Spring Valley Acquisition Corp.

2100 McKinney Ave., Suite 1675

Dallas, TX 75201
Attn:       Christopher Sorrells
E-mail:     Chris.Sorrells@sv-ac.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002
Attn:          Adam D. Larson, P.C.

                   Allan Kirk
E-mail:       Adam.Larson@kirkland.com
                   Allan.Kirk@kirkland.com

(b)           If to the Company to:

Dream Holdings, Inc.

212 Rome Street

Newark, NJ 07105

Attn:         David Rosenberg

E-mail:      davidrosenberg@aerofarms.com

Dream Holdings, Inc.

212 Rome Street

Newark, NJ 07105

Attn:        General Counsel

E-mail:      generalcounsel@aerofarms.com

Dream Holdings, Inc.

212 Rome Street

Newark, NJ 07105

Attn:         Chief Financial Officer

E-mail:       cfo@aerofarms.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

51 John F. Kennedy Parkway
Suite 120

Short Hills, NJ 07078
Attn:    Andrew P. Gilbert
              Scott A. Cowan
E-mail:  Andrew.Gilbert@us.dlapiper.com
              Scott.Cowan@us.dlapiper.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.03      Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04      Rights of Third Parties. Except as otherwise provided in Section 11.16, this Agreement is exclusively for the benefit of the Company, and its respective successors and permitted assigns, with respect to the obligations of Acquiror and Merger Sub under this Agreement, and for the benefit of Acquiror and Merger Sub, and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

11.05      Expenses. Except as otherwise provided herein (including Section 7.01(e) and Section 8.03(a)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants; provided, however, that, on the Closing Date following the Closing, (a) Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all documented out-of-pocket fees and disbursements of the Company for outside counsel incurred in connection with the Transactions and fees and expenses of the Company for any other agents, advisors, consultants, experts and financial advisors employed by the Company incurred in connection with the Transactions (the “Outstanding Company Expenses”), and (b) Acquiror shall pay or cause to be paid by wire transfer of immediately available funds all reasonable, documented out-of-pocket fees and disbursements of Acquiror, Merger Sub or the Sponsor for outside counsel and fees and expenses of Acquiror, Merger Sub or the Sponsor or for any other agents, advisors, consultants, experts and financial advisors employed by or on behalf of Acquiror, Merger Sub or the Sponsor incurred in connection with the Transactions (collectively, the “Outstanding Acquiror Expenses”).

11.06      Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided that, the Redomicile shall be effected in accordance with both the DGCL and the CLCI, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07      Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.08      Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

11.09      Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Ancillary Agreements executed on the date hereof and the Confidentiality Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

11.10      Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement (but not necessarily by the same natural persons who executed this Agreement) and which makes reference to this Agreement. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11      Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.12      Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or the federal courts of the United States of America, the United States District Court for the District of Delaware, sitting in New Castle County, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court; provided that the courts of the Cayman Islands shall have jurisdiction over the Redomicile to the extent required by the CLCI. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 11.12.

11.13      Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

11.14      Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.15      Non-survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

11.16      Acknowledgements. Each of the parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby; (c) the Acquiror and Merger Sub Representations constitute the sole and exclusive representations and warranties of Acquiror and Merger Sub; (d) except for the Company Representations by the Company and the Acquiror and Merger Sub Representations by Acquiror and Merger Sub, respectively, none of the parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any party hereto (or any party’s Affiliates) or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any party hereto (or any party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any party hereto (or its Subsidiaries), or the quality, quantity or condition of any party’s or its Subsidiaries’ assets) are specifically disclaimed by all parties hereto and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any party hereto or its Subsidiaries); and (e) each party hereto and its respective Affiliates are not relying on any representations and warranties in connection with the Transactions except the Company Representations by the Company, the Acquiror and Merger Sub Representations by Acquiror and Merger Sub and the other representations expressly made by a Person in the Ancillary Agreements.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

SPRING VALLEY MERGER SUB, INC.

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

DREAM HOLDINGS, INC.

By:	/s/ David Rosenberg
Name: David Rosenberg
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT B

Form of Investor Rights Agreement

[See attached]

INVESTOR RIGHTS AGREEMENT

This INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated as of [_____], 2021, is entered into by and among AeroFarms, Inc., a Delaware public benefit corporation (formerly known as Spring Valley Acquisition Corp., a Cayman Islands exempted corporation) (the “Company”), Dream Holdings, Inc., a Delaware public benefit corporation (“Dream Holdings”), and each of the stockholders of the Company or Dream Holdings, as applicable, whose name appears on the signature pages hereto (each, a “Stockholder,” and collectively, the “Stockholders”). Each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Agreement and Plan of Merger by and among the Company, Spring Valley Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”) and Dream Holdings, dated as of March 25, 2021 (as amended, restated, supplemented, modified or waived from time to time in accordance with its terms, the “Merger Agreement”).

WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into Dream Holdings (the “Merger”), with Dream Holdings surviving the Merger as a wholly owned subsidiary of the Company;

WHEREAS, prior to the closing of the Merger, the Company will hold a meeting of the Company’s stockholders to consider, among other things, (i) the approval and adoption of the Merger Agreement and the Merger, (ii) the approval of the issuance of Company common stock (“Company Common Stock”) as contemplated by the Merger Agreement and the Subscription Agreements, (iii) domesticate as a corporation in the State of Delaware and adopt the Acquiror A&R Charter as set forth on Exhibit G to the Merger Agreement, including the conversion of the Company into a public benefit corporation contemplated thereby, (iv) the approval and adoption of the Acquiror Equity Incentive Plan, in accordance with the Merger Agreement, and (v) any other proposals the Company and Dream Holdings deem necessary to effectuate the Transactions (the “Company Proposals”); and

WHEREAS, in connection with the consummation of the Merger pursuant to the Merger Agreement, the Stockholders and the Company have entered into this Agreement to set forth certain understandings among such parties, including with respect to certain governance and voting matters.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

GOVERNANCE AND VOTING MATTERS

1.1	Board and Committees.

(a)          Subject to the approval of the Company Proposals and the consummation of the Merger, the Company will take all necessary action (to the extent permitted by applicable Law and to the extent such action is consistent with the fiduciary duties of the board of directors of the Company (the “Board”) under Delaware Law) to cause the following to occur immediately after the effective time of the Merger:

(i)                 The Board to consist of nine directors (each, a “Director”), including Nikolaus Bormann, Jim Borel, Alastair Cooper, Stephan Dolezalek, Debora Frodl, Omar Karim, Peter Lacy, David Rosenberg and Patrick Wood;

(ii)               The Board shall be divided into the following three classes:1

(1)                Class I directors for a term expiring at the Company’s 2022 Annual Meeting of Stockholders (the “First Annual Meeting”): [_______________] (collectively, the “Class I Nominees”);

(2)                Class II directors for a term expiring at the 2023 Annual Meeting of Stockholders (the “Second Annual Meeting”): [_______________] (collectively, the “Class II Nominees”); and

(3)                Class III directors for a term expiring at the 2024 Annual Meeting of Stockholders (the “Third Annual Meeting” and, collectively with the First Annual Meeting and Second Annual Meeting, the “Annual Meeting”): [_______________] (collectively, the “Class III Nominees” and, collectively with the Class I Nominees and Class II Nominees, the “Nominees”);

(iii)             The audit committee of the Board to consist of [three] directors, including: [__________________];

(iv)              The compensation committee of the Board to consist of [three] directors, including: [__________________];2 and

(v)                The nominating and corporate governance committee of the Board to consist of [three] directors, including: [__________________].

(b)          After the Closing, the Company will take all necessary action (to the extent permitted by applicable Law and to the extent such action is consistent with the fiduciary duties of the Board under Delaware Law) to (i) cause the Board to nominate and recommend for election to the Board at the (1) First Annual Meeting each of the Class I Nominees, (2) Second Annual Meeting each of the Class II Nominees and (3) Third Annual Meeting each of the Class III Nominees, each to serve until their successors are duly elected and qualified, and (ii) cause each applicable Nominee to be included in the proxy statement prepared by management of the Company in connection with the Company’s soliciting proxies or consents in favor of the foregoing for the applicable Annual Meeting, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of the Company or the Board with respect to the election of members of the Board at the applicable Annual Meeting.

(c)           If a Nominee is not elected because of such Nominee’s death, disability, disqualification, withdrawal as a nominee or for any other reason, the Stockholders holding a majority of the shares of Company Common Stock shall be entitled to designate promptly another Nominee and the Stockholders and the Company shall take all necessary and desirable actions within its control such that the director position for which such Nominee was nominated shall not be filled pending such designation or the size of the Board shall be increased by one and such vacancy shall be filled with such successor Nominee within ten days of such designation. Notwithstanding anything to the contrary, the director position for which such Nominee was nominated shall not be filled pending such designation and appointment, unless the Stockholders fail to designate such Nominee for more than 30 days, after which the Company may appoint an interim successor nominee who may serve as a director if duly elected until the Stockholders make such designation. The Stockholders shall not be obligated to designate all (or any) of the directors they are entitled to designate pursuant to this Agreement but the failure to do so shall not constitute a waiver of their rights hereunder.

[1]	Note to Draft: Patrick Wood to be a Class II Nominee and Deborah Frodl to be a Class III Nominee.
[2]	Note to Draft: Deborah Frodl to be a member of the compensation committee and the nominating and corporate governance committee.

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(d)          The Company shall (i) purchase directors’ and officers’ liability insurance in an amount and pursuant to terms determined by the Board to be reasonable and customary and (ii) for so long as any Director to the Board nominated pursuant to the terms of this Agreement serves as a Director of the Company, maintain such coverage with respect to such Directors.

1.2               Voting. Subject to the approval of the Company Proposals and the consummation of the Merger, the Stockholders shall vote, or provide a written consent or proxy with respect to, their shares of the Company Common Stock in favor of each of the Nominees in accordance with Section 1.1(c) at the applicable Annual Meeting and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company or the Board with respect to the election of members of the Board with respect to the applicable Annual Meeting.

1.3               Restrictions on Other Agreements. The Stockholders shall not, directly or indirectly, grant any proxy or enter into or agree to be bound by any voting trust, agreement or arrangement of any kind with respect to their shares of Company Common Stock if and to the extent the terms thereof conflict with the provisions of this Agreement (whether or not such proxy, voting trust, agreement or agreements are with other holders of shares of Company Common Stock that are not parties to this Agreement or otherwise).

ARTICLE ii

TERMINATION

This Agreement shall terminate after the Third Annual Meeting.

ARTICLE iiI

MISCELLANEOUS

3.1               Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be personally delivered, sent by nationally recognized overnight courier, mailed by registered or certified mail or be sent by facsimile or electronic mail to such party at the address set forth below (or such other address as shall be specified by like notice). Notices will be deemed to have been duly given hereunder if (i) personally delivered, when received, (ii) sent by nationally recognized overnight courier, one business day after deposit with the nationally recognized overnight courier, (iii) mailed by registered or certified mail, when received, and (iv) sent by facsimile or electronic mail, on the date sent so long as such communication is transmitted before 5:00 p.m. in the time zone of the receiving party on a business day, otherwise, on the next business day.

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(a)	If to the Company prior to the closing of the Merger, to:

Spring Valley Acquisition Corp.
2100 McKinney Ave., Suite 1675
Dallas, TX 75201
Attention:	Christopher Sorrells
E-mail:	Chris.Sorrells@sv-ac.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention:	Adam D. Larson, P.C.
Allan Kirk
E-mail:	Adam.Larson@kirkland.com
Allan.Kirk@kirkland.com

(b)	If to the Company after the closing of the Merger, to:

AeroFarms, Inc.
212 Rome Street
Newark, NJ 07105
Attention:	David Rosenberg
Email:	davidrosenberg@aerofarms.com

AeroFarms, Inc.
212 Rome Street
Newark, NJ 07105
Attention:	General Counsel
Email:	generalcounsel@aerofarms.com

AeroFarms, Inc.
212 Rome Street
Newark, NJ 07105
Attention:	Chief Financial Officer
Email:	cfo@aerofarms.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
51 John F. Kennedy Parkway

Suite 120
Short Hills, NJ 07078

Attention:	Andrew P. Gilbert
Scott A. Cowan
E-mail:	andrew.gilbert@us.dlapiper.com
scott.cowan@us.dlapiper.com

(c)	If to the Stockholders, to the addresses set forth on the signature pages hereto.

3.2               Severability. The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

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3.3               Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall be considered one and the same agreement.

3.4               Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) is not intended to confer upon any person, other than the parties hereto, any rights or remedies hereunder.

3.5               Further Assurances. Each party hereto shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other parties hereto to give effect to and carry out the transactions contemplated herein.

3.6               Governing Law; Equitable Remedies. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF). The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts (as defined below), this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto. Each party hereto further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at law would be adequate.

3.7               Consent to Jurisdiction. With respect to any suit, action or proceeding (“Proceeding”) arising out of or relating to this Agreement, each of the parties hereto hereby irrevocably (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware and the appellate courts therefrom (the “Selected Courts”) and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (b) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to their respective addresses referred to in Section 3.1 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law; and (c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT AND TO HAVE ALL MATTERS RELATING TO THIS AGREEMENT BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

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3.8               Amendments; Waivers.

(a)                No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed (i) in the case of an amendment, by each of the parties hereto, and (ii) in the case of a waiver, by each of the parties against whom the waiver is to be effective.

(b)                No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

3.9               Assignment. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

3.10           No Recourse. This Agreement may only be enforced against, and any claims or cause of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any party hereto shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

AEROFARMS, INC. (F/K/A SPRING VALLEY ACQUISITION CORP.)

By:
Name: Christopher Sorrells
Title: Chief Executive Officer

[Signature Page to Investor Rights Agreement]

DREAM HOLDINGS, INC.

By:
Name: David Rosenberg
Title: Chief Executive Officer

[Signature Page to Investor Rights Agreement]

STOCKHOLDER:

[●]

Name:
Title:
Date:

Notice Address:
[●]
[●]
Facsimile: [●]
E-mail: [●]
Attention: [●]

with a copy (which shall not constitute notice) to:

[●]
[●]
Facsimile: [●]
E-mail: [●]
Attention: [●]

Stockholder’s Spouse (if applicable):

Name:
Date:

[Signature Page to Investor Rights Agreement]

EXHIBIT E

Form of Registration Rights Agreement

[See attached]

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2021, is made and entered into by and among AeroFarms, Inc., a Delaware public benefit corporation (formerly known as Spring Valley Acquisition Corp., a Cayman Islands exempted company) (the “Company”), Spring Valley Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor Parent”), SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned parties listed under Holder or New Holder on the signature pages hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 of this Agreement, a “Holder,” and collectively, the “Holders”).

RECITALS

WHEREAS, the Company, Spring Valley Merger Sub Inc., a Delaware corporation, and Dream Holdings, Inc., a Delaware corporation (“Dream”), have entered into that certain Agreement and Plan of Merger, dated as of March 25, 2021 (as amended or supplemented from time to time, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”);

WHEREAS, pursuant to the transactions contemplated by the Business Combination Agreement, the Company domesticated as a Delaware corporation and, as a result, the Sponsor holds (i) Class A common stock, par value $0.0001 per share, of the Company (the “Common Stock”) and (ii) warrants to purchase Common Stock at an exercise price of $11.50 per share, subject to adjustment (the “Warrants”);

WHEREAS, the Company and the Sponsor Parent entered into that certain Registration and Shareholder Rights Agreement, dated as of November 23, 2020 (the “Original RRA”);

WHEREAS, certain of the holders designated as New Holders on the signature pages hereto (the “New Holders”) are receiving shares of Common Stock (the “Business Combination Shares”) on or about the date hereof, pursuant to the Business Combination Agreement; and

WHEREAS, in connection with the execution of this Agreement, the Company and the Sponsor Parent desire to terminate the Original RRA and replace it with this Agreement, and to include the recipients of the Business Combination Shares identified herein.

NOW, THEREFORE, in consideration of the mutual representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article 1
DEFINITIONS

1.1              Definitions. The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, QIB or Institutional Accredited Investor, bought deal, over-night deal or similar transaction that does not include “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Combination Shares” shall have the meaning given in the Recitals hereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holder” shall have the meaning given in subsection 2.2.1.

“Dream” shall have the meaning given in the Recitals hereto.

“Effectiveness Period” is defined in Section 3.1.2.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1” means a Registration Statement on Form S-1.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration that may be available at such time.

“Holder” and “Holders” shall have the meaning given in the Preamble.

“Institutional Accredited Investor” means an institutional “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act.

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“Joinder” shall have the meaning given in Section 6.2.

“Maximum Number of Securities” shall have the meaning given in Section 2.3.

“New Holders” shall have the meaning given in the Recitals hereto.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean (a) the members of a Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings), (b) any trust for the direct or indirect benefit of a Holder or the immediate family of a Holder, (c) if a Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (d) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in a Holder or (e) any affiliate of a Holder or the immediate family of such affiliate.

“Piggyback Registration” shall have the meaning given in subsection 2.4.1.

“Pro Rata” shall have the meaning given in Section 2.3.

“QIB” shall mean a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

“Registrable Securities” shall mean (a) all shares of Common Stock held by the Sponsor as of immediately following the closing of the Business Combination, (b) all Warrants held by the Sponsor Parent as of immediately following the closing of the Business Combination, (c) all shares of Common Stock issuable upon the exercise of any Warrants referred to in clause (b), (d) the Business Combination Shares held by the New Holders as of the date of this Agreement and (e) any equity securities of the Company or subsidiary of the Company that may be issued or distributed or be issuable with respect to the securities referred to in clauses (a), (b), (c) or (d) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction, in each case held by any Holder; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

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“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)               all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the shares of Common Stock or other Registrable Securities are then listed;

(b)               fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)               printing, messenger, telephone and delivery expenses;

(d)               reasonable fees and disbursements of counsel for the Company;

(e)               reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(f)                reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration in the applicable Registration or the Takedown Requesting Holder initiating an Underwritten Shelf Takedown.

“Registration Statement” shall mean any registration statement filed by the Company that covers the Registrable Securities pursuant to the provisions of this Agreement, including the prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning given in the Preamble.

“Sponsor Parent” shall have the meaning given in the Preamble.

“Subscription Agreements” shall mean the several subscription agreements entered into by the Company, each dated as of the date of the Business Combination Agreement, providing for the issuance to certain investors of Common Stock in connection with the consummation of the transactions contemplated by the Business Combination Agreement.

“Transfer” shall mean, with respect to any security, any interest therein, or any other securities or equity interests relating thereto, a direct or indirect transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or other disposition thereof, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily, by operation of law, pursuant to judicial process or otherwise. “Transferred” shall have a correlative meaning.

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“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

“Warrants” shall have the meaning given in the Preamble.

Article 2
REGISTRATIONS

2.1              Resale Shelf Registration Rights.

2.1.1        Registration Statement Covering Resale of Registrable Securities. Subject to compliance by the Holders with subsection 3.3, the Company shall prepare and file or cause to be prepared and filed with the Commission, no later than forty five (45) days following the Closing Date, a Registration Statement on Form S-3 or similar short form registration statement that may be available at such time or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time pursuant to any method or combination of methods legally available to, and requested by, the Holders of all of the Registrable Securities then held by such Holders that are not then covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as practicable after filing, but in any event no later than the earlier of (i)  ninety (90) days (or one hundred twenty (120) days if the Commission notifies the Company that it will “review” the Registration Statement) after the date of this Agreement and (ii) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be “reviewed” or will not be subject to further review, and, once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use commercially reasonable efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3. When effective, a Registration Statement filed pursuant to this Section 2.1 (including any documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act.

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2.1.2         Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3         Amendments and Supplements. Subject to the provisions of subsection 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.4        Notice of Certain Events. The Company shall promptly notify the Holders in writing of any request by the Commission for any amendment or supplement to, or additional information in connection with, the Resale Shelf Registration Statement required to be prepared and filed hereunder (or prospectus relating thereto). The Company shall promptly notify each Holder in writing of the filing of the Resale Shelf Registration Statement or any prospectus, amendment or supplement related thereto or any post-effective amendment to the Resale Shelf Registration Statement and the effectiveness of any post-effective amendment.

2.1.5         Underwritten Takedown. If the Company shall receive a request from the Holders of Registrable Securities with an estimated market value of at least $35,000,000 that the Company effect a Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least two (2) Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Holders and thereupon shall use commercially reasonable efforts to effect, as expeditiously as practicable, the offering in such Underwritten Takedown of:

(a)               subject to the restrictions set forth in Section 2.3, all Registrable Securities for which the requesting holder has requested such offering under this subsection 2.1.5, and

(b)               subject to the restrictions set forth in Section 2.3, all other Registrable Securities that any Holders have requested the Company to offer by request received by the Company within one (1) Business Day after such holders receive the Company’s notice of the Underwritten Takedown Notice, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

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(c)               Promptly after the expiration of the one-Business Day-period referred to in subsection 2.1.5(b), the Company will notify all selling holders of the identities of the other selling holders in the Underwritten Takedown and the number of shares of Registrable Securities requested to be included therein.

(d)               the Company shall only be required to effectuate one Underwritten Takedown pursuant to this Agreement within any six-month period.

2.1.6        Block Trade. If the Company shall receive a request from the Holders of Registrable Securities with an estimated market value of at least $15,000,000 that such holders wish to effect the sale of all or any portion of the Registrable Securities in a Block Trade, then the Company shall, as expeditiously as practicable, use commercially reasonable efforts to facilitate the offering of such Registrable Securities for which such requesting holder has requested in such Block Trade, and in any event, within 72 hours of receipt of such request.

2.1.7        Withdrawal. Holders of majority-in-interest of the Registrable Securities included in an Underwritten Takedown may elect to withdraw from such Underwritten Takedown by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the public announcement of such Underwritten Takedown, in which case, such withdrawn Underwritten Takedown will count as an Underwritten Takedown for the purposes of subsection 2.1.5(d) unless the withdrawing holders reimburse the Company for all Registration Expenses with respect to such Underwritten Takedown; provided, however, that if at the time of such withdrawal, the withdrawing holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing holders shall not be required to pay any of such expenses and shall retain their rights pursuant to subsection 2.1.5(d). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other holders that had elected to participate in such Underwritten Takedown. The Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Takedown prior to its withdrawal under this subsection 2.1.7, other than if a holder elects to pay such Registration Expenses pursuant to this subsection 2.1.7.

2.1.8        Selection of Underwriters. Selling holders holding a majority in interest of the Registrable Securities requested to be sold in an Underwritten Takedown shall have the right to select an Underwriter or Underwriters in connection with such Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Company. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc. No holder participating in an Underwritten Takedown shall be required to make any representations or warranties to or agreements with the Company or the Underwriters other than representations, warranties or agreements regarding such holder’s authority to enter into such underwriting agreement and to sell, and its ownership of, the securities being registered on its behalf, its intended method of distribution and any other representation required by law.

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2.1.9        Underwritten Takedowns effected pursuant to this Section 2.1 shall be counted as Demand Registrations effected pursuant to Section 2.2.

2.2              Demand Registration.

2.2.1        Request for Registration. Subject to compliance with Section 3.4 hereof, and provided that there is not an effective Resale Shelf Registration Statement available for the resale for the Registrable Securities pursuant to Section 2.1, at any time and from time to time on or after the date the Company consummates the Business Combination, the Holders who hold at least a majority in interest of the then-outstanding number of Registrable Securities (the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within five (5) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of such demand, and each Holder who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) business days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than forty five (45) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated pursuant to this Agreement to effect more than one (1) Demand Registration during any six-month period or any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1.

2.2.2         Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) business days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

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2.2.3        Underwritten Demand Registration. If a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such underwriting by the majority-in-interest of the Demanding Holders initiating the Demand Registration, and subject to the reasonable approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result in aggregate proceeds to the selling shareholders of at least $35,000,000.

2.2.4        Withdrawal. A majority-in-interest of the Demanding Holders may elect to withdraw from such Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration, in which case, such withdrawn Demand Registration will count as a Demand Registration for the purposes of subsection 2.2.1 unless the withdrawing Holders reimburse the Company for all Registration Expenses with respect to such Demand Registration; provided, however, that if at the time of such withdrawal, the withdrawing Holders have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the withdrawing Holders shall not be required to pay any of such expenses and shall retain their rights pursuant to subsection 2.1.5(b). Following the receipt of a notice of withdrawal, the Company shall promptly forward such notice to any other Holders that had elected to participate in such Demand Registration. The Company shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this subsection 2.2.4, other than if a Holder elects to pay such Registration Expenses pursuant to this subsection 2.2.4.

2.3              Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration conducted pursuant to this Agreement advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that, in such Underwriters’ opinion, the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other securities of the Company that the Company desires to sell and the shares of Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the securities of the Company that the Company desires to sell for its own account; and (c) any securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons as to which “piggyback” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Securities.

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2.4              Piggyback Registration.

2.4.1        Piggyback Rights. If, at any time, subject to compliance by the Holders with Section 3.3, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for equityholders of the Company for their account (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.2 hereof (subject to Section 2.3)), other than a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a dividend reinvestment plan, or (e) for a corporate reorganization or transaction under Rule 145 of the Securities Act, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such holders may request in writing within three (3) business days after receipt of such written notice (a “Piggyback Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders proposing to distribute their securities through a Piggyback Registration shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Piggyback Registration.

2.4.2        Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in such Underwriters’ opinion, the dollar amount or number of securities of the Company that the Company desires to sell for its own account, taken together with securities of the Company, if any, as to which Registration has been demanded pursuant to written contractual arrangements with persons other than the Holders of Registrable Securities hereunder, and the Registrable Securities as to which Registration has been requested pursuant this Section 2.4, exceeds the Maximum Number of Securities, then the Company shall include in any such Registration:

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(a)               If the Registration is undertaken for the Company’s account: (i) first, the securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities as to which Registration has been requested pursuant to the terms of this Agreement which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the securities of the Company for the account of other persons that the Company is obligated to register pursuant to written contractual piggyback registration rights with such persons, other than pursuant to this Agreement, which can be sold without exceeding the Maximum Number of Securities; and

(b)               If the Registration is undertaken as a demand pursuant to contractual rights with the Company other than this Agreement: (i) first, the securities of the Company for the account of the persons entitled to such contractual rights making such demand that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to the terms of this Agreement that can be sold without exceeding the Maximum Number of Securities, Pro Rata; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the securities of the Company that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the securities of the Company for the account of any other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.4.3        Piggyback Registration Withdrawal. Any Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown or similar transaction. The Company (whether on its own determination or as the result of a withdrawal by persons pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.4.3.

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2.5              Lock-up. The Company agrees and shall cause each director and officer (that makes filings pursuant to Section 16 of the Exchange Act) of the Company, along with any affiliated trust holding securities controlled by or for the benefit of such directors and officers or any other entity holding equity interests of the Company over which any such director or officer exercises dispositive control with respect to such equity securities of the Company, to agree, that, in connection with each sale of Registrable Securities pursuant to Section 2.1 or Section 2.2 conducted as an Underwritten Offering, if requested, to become bound by and to execute and deliver a customary lock-up agreement with the Underwriter(s) of such offering restricting such applicable person’s or trust’s right to (a) Transfer, directly or indirectly, any equity securities of the Company held by such person or entity or (b) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of such securities during the period commencing on the date of the final prospectus relating to such offering and ending on the date specified by the Underwriters (such period not to exceed ninety (90) days). The terms of such lock-up agreements shall be negotiated among the applicable Holders, the Company and the Underwriters and shall include customary exclusions from the restrictions on Transfer set forth therein.

Article 3
COMPANY PROCEDURES

3.1               General Procedures. If at any time on or after the date the Company consummates a Business Combination the Company is required to effect the Registration of Registrable Securities, the Company shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as practicable:

3.1.1        use commercially reasonable efforts to prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and use commercially reasonable efforts to keep it effective until all Registrable Securities covered by such Registration Statement have been sold; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration under this Agreement to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board, it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time;

3.1.2        prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the prospectus, as may be requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the prospectus or such securities have been withdrawn (the “Effectiveness Period”);

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3.1.3        prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4        prior to any public offering of Registrable Securities, use commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5        use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6        provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7        advise each seller of such Registrable Securities, promptly after it shall receive written notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8        at least five (5) days prior to the filing of any Registration Statement or prospectus or any amendment or supplement to such Registration Statement or prospectus (other than by way of a document incorporated by reference) furnish a copy thereof to each seller of such Registrable Securities or its counsel;

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3.1.9        comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.;

3.1.10     permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11     obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12     on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13     in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14      make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15     if the Registration involves the Registration of Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) in excess of $50,000,000, use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.16     otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

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3.2          Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3          Information. The Holders of Registrable Securities shall promptly provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

Article 4
INDEMNIFICATION AND CONTRIBUTION

4.1          Indemnification.

4.1.1        The Company agrees to indemnify, to the extent permitted by law, each Holder and each of their respective affiliates and each of their respective officers, employees, directors, partners, members, attorneys and agents, and each person, if any, who controls a Holder (within the meaning of the Securities Act or the Exchange Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.1.2        In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

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4.1.3        Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4        The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5        If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

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Article 5
UNDERWRITING AND DISTRIBUTION

5.1          Rule 144. The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the Holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

Article 6
MISCELLANEOUS

6.1          Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed to the parties as follows:

If to the Company:

AeroFarms, Inc.

212 Rome Street

Newark, NJ 07105

Attention: David Rosenberg

Email: davidrosenberg@aerofarms.com

AeroFarms, Inc.

212 Rome Street

Newark, NJ 07105

Attention: General Counsel

Email: generalcounsel@aerofarms.com

AeroFarms, Inc.

212 Rome Street

Newark, NJ 07105

Attention: Chief Financial Officer

Email: cfo@aerofarms.com

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with copy (which shall not constitute notice) to:

DLA Piper LLP (US)

51 John F. Kennedy Parkway

Suite 120

Short Hills, NJ 07078

Attention:	Andrew P. Gilbert
Scott A. Cowan
Email:	andrew.gilbert@us.dlapiper.com
scott.cowan@us.dlapiper.com

If to the Sponsor or Sponsor Parent:

2100 McKinney Ave, Suite 1675
Dallas, TX 75201
Attention: Christopher Sorrells
Email: chris.sorrells@sv-ac.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention: Matthew R. Pacey
Email: matt.pacey@kirkland.com

If to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2          Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and any of the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated, in whole or in part, by such Holder in conjunction with and to the extent of any Transfer of any Registrable Security by any such Holder to a Permitted Transferee(s). This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and assigns and the Holders and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Section 4 and this Section 6.2. The rights of a Holder under this Agreement may be Transferred, in whole or in part, by such Holder to a transferee who acquires or holds any Registrable Security; provided, however, that such transferee has executed and delivered to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (a “Joinder”), and the transferor shall have delivered to the Company no later than five (5) business days following the date of the Transfer, written notification of such Transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so Transferred. The execution of a Joinder shall constitute a permitted amendment of this Agreement.

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6.3          Amendments and Modifications. Upon the written consent of the Company and the holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects a Holder, solely in his, her or its capacity as a holder of the securities of the Company, in a manner that is materially different from other Holders (in such capacity) shall require the consent of such Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company.

6.4          Other Registration Rights and Arrangements. Other than with respect to the Subscription Agreements, the Company represents and warrants that no person, other than a holder of the Registrable Securities has any right to require the Company to register any of the Company’s share capital or capital stock for sale or to include the Company’s share capital or capital stock in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. The parties hereby terminate the Original RRA, which shall be of no further force and effect and is hereby superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its securities that would provide to such holder registration rights on a basis more favorable than the registration rights granted to the Holders in this Agreements or violate the rights granted to the Holders in this Agreement, and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.5          Term. This Agreement shall terminate upon the earlier of (a) the tenth (10th) anniversary of the date of this Agreement or (b) the date as of which there shall be no Registrable Securities outstanding; provided further that with respect to any Holder, such Holder will have no rights under this Agreement and all obligations of the Company to such Holder under this Agreement shall terminate upon the date that such Holder no longer holds Registrable Securities.

6.6          Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

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6.7          Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Signatures to this Agreement transmitted via facsimile or e-mail shall be valid and effective to bind the party so signing (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law (e.g., www.docusign.com)).

6.8         Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including, without limitation, the Original RRA.

6.9          Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER OR IN CONNECTION HEREWITH OR IN CONNECTION WITH ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND ALL ACTIONS ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION HEREWITH OR THEREWITH (WHETHER AT LAW OR IN EQUITY, WHETHER SOUNDING IN CONTRACT, TORT, STATUTE OR OTHERWISE) SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CHOICE OR CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

6.10        Consent to Jurisdiction; Venue; Service. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware located in Wilmington, Delaware, or if (but only if) such court does not have subject matter jurisdiction, the state or federal courts located in the State of Delaware for the purpose of any suit, action or other proceeding described in Section 6.9; (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its subsidiaries to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such suit, action or proceeding brought in one of the above-named courts is improper, or that this Agreement or the subject matter hereof may not be enforced in or by such court; and (c) hereby agrees not to commence or maintain any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of inconvenient forum or otherwise. Each party to this Agreement hereby also (i) consents to service of process in any action described in this Section 6.10 in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with clause (i) or made by overnight delivery by a nationally recognized courier service addressed to a party’s address specified pursuant to Section 6.1 shall constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process. Notwithstanding the foregoing in this Section 6.10, a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

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6.11        WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE SPONSOR OR SPONSOR PARENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

6.12        Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.13        Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.14        Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

AEROFARMS, INC.

By:
Name:
Title:

[Signature Page to Registration and Shareholder Rights Agreement]

HOLDERS:

SPRING VALLEY ACQUISITION SPONSOR, LLC

By:
Name:	David Levinson
Title:	Corporate Secretary

SPRING VALLEY ACQUISITION SPONSOR SUB, LLC

By:
Name:	David Levinson
Title:	Corporate Secretary

[Signature Page to Registration and Shareholder Rights Agreement]

NEW HOLDERS:

[●]

By:
Name:
Title:

[Signature Page to Registration and Shareholder Rights Agreement]

EXHIBIT A

Joinder

This Joinder (“Joinder”) is executed on                    , 20    , by the undersigned (the “New Holder”) pursuant to the terms of that certain Registration Rights Agreement, dated as of [●], 2021 (the “Agreement”), by and among AeroFarms, Inc., a Delaware public benefit corporation (formerly known as Spring Valley Acquisition Corp., a Cayman Islands exempted company) (the “Company”), and the Holders identified therein, as such Agreement may be amended, supplemented or otherwise modified from time to time. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Joinder, the New Holder hereby agrees as follows:

1. Acknowledgment. New Holder acknowledges that New Holder is acquiring certain equity securities of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered a holder of Registrable Securities (a “Holder”) for all purposes under the Agreement.

2. Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3. Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:	ACCEPTED AND AGREED:

Print Name:	COMPANY

By:	By:

Address:

EXHIBIT F

Form of Lock-Up Agreement

[See attached]

LOCK-UP AGREEMENT

Spring Valley Acquisition Corp.

2100 McKinney Ave., Suite 1675

Dallas, TX 75201

Re: Lock-Up Agreement

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is being delivered to you in accordance with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 25, 2021, entered into by and among Spring Valley Acquisition Corporation, a Cayman Islands exempted corporation (“Acquiror”), Spring Valley Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Dream Holdings, Inc., a Delaware public benefit corporation (the “Company”), pursuant to which, among other things, Merger Sub will be merged with and into the Company on the date hereof (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Acquiror. Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Merger Agreement.

In order to induce Acquiror to proceed with the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned (the “Securityholder”) hereby agrees with Acquiror as follows:

1.             Subject to the exceptions set forth herein, the Securityholder agrees not to, without the prior written consent of the board of directors of Acquiror, (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any shares of Common Stock, par value $0.0001 per share, of Acquiror (“Common Stock”) held by it immediately after the effective time of the Merger, any shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by the Securityholder immediately after the effective time of the Merger, or any securities convertible into or exercisable or exchangeable for Common Stock held by the Securityholder immediately after the effective time of the Merger (the “Lock-up Shares”), (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a)-(c), collectively, “Transfer”) until 180 days after the closing date of the Merger (the “Lock-Up Period”), subject to the early release provisions set forth in Section 2 below.

2.             The restrictions set forth in paragraph 1 shall not apply to:

(i)	in the case of an entity, (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the undersigned or affiliates of the undersigned or who shares a common investment advisor with the undersigned or (B) as part of a distribution to members, partners or shareholders of the undersigned;

(ii)	in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)	in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(v)	in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)	in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(vii)	in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(viii)	transfers of any shares of Common Stock or other securities acquired as part of the private placement with such Subscribers (as defined in the Merger Agreement) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the private placement with such Subscribers;

(ix)	transactions relating to Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock acquired in open market transactions after the effective time of the Merger, provided, that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(x)	the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to Acquiror in connection therewith (A) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (B) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Letter Agreement during the Lock-Up Period;

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(xi)	Transfers to Acquiror pursuant to any contractual arrangement in effect at the effective time of the Merger that provides for the repurchase by Acquiror or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Securityholder’s service to Acquiror;

(xii)	the entry, by the Securityholder, at any time after the effective time of the Merger, of any trading plan providing for the sale of shares of Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xiii)	transactions in the event of completion of a liquidation, merger, stock exchange or other similar transaction which results in all of Acquiror’s securityholders having the right to exchange their shares of Common Stock for cash, securities or other property; and

(xiv)	transactions to satisfy any U.S. federal, state, or local income tax obligations of the Securityholder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the BCA was executed by the parties, and such change prevents the Merger from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Merger does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction.

provided, however, that (A) in the case of clauses (i) through (vii), these permitted transferees must enter into a written agreement, in substantially the form of this Letter Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister, in each case, of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

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3.             In furtherance of the foregoing, Acquiror, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

4.             This Letter Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned (i) Securityholder, (ii) Acquiror and (iii) the Acquiror Director Designees or, if such persons are not serving as Directors of Acquiror, Christopher Sorrells or Jeffrey Schramm.

5.             No party hereto may assign either this Letter Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Securityholder and each of its respective successors, heirs and assigns and permitted transferees.

6.             This Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereto (a) all agree that any action, proceeding, claim or dispute arising out of, or relating in any way to, this Letter Agreement shall be brought and enforced in the Delaware Chancery Court, and irrevocably submit to such jurisdiction and venue, which jurisdiction and venue shall be exclusive and (b) waive any objection to such exclusive jurisdiction and venue or that such courts represent an inconvenient forum.

7.             This Letter Agreement shall terminate on the expiration of the Lock-up Period.

[Signature Pages Follow]

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Very truly yours,

If stockholder is an individual:

Signature:
Print Name:

If stockholder is an entity:

Name of Stockholder:

Signature:
Name:
Title:

Number of Lock-up Shares:

[Signature Page to Lock-Up Agreement]

Exhibit 10.1

Final Form

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is entered into as of __________ _____, 2021, by and among Spring Valley Acquisition Corp., a Cayman Islands exempted corporation (“Acquiror”), Dream Holdings, Inc., a Delaware corporation (the “Company”) and [______] (the “Stockholder”). Each of Acquiror, the Company and Stockholder (and if applicable, his or her Spouse (defined below)) are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used herein without being otherwise defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).

RECITALS

WHEREAS, Acquiror, Spring Valley Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and the Company are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company with the Company being the surviving corporation (the “Merger”);

WHEREAS, Stockholder is the record and beneficial owner of the number and type of capital stock, options, warrants, rights or securities (including debt securities) convertible, exchangeable or exercisable therefor, of the Company (“Equity Securities”) set forth on Schedule A hereto (in addition to any other Equity Securities of the Company acquired thereby after the date hereof and prior to the Closing, including, without limitation, any Equity Securities issued or deemed issued to Stockholder in connection with the conversion of any other Subject Securities (defined below), or received by Stockholder pursuant to any reclassification, stock split, combination, stock dividend, subdivision, recapitalization or the like) (collectively, the “Subject Securities”) and expects to receive substantial benefits as a result of the consummation of the Merger;

WHEREAS, concurrently with the entry into the Merger Agreement, the Company is required to obtain and deliver, or cause to be delivered, to Acquiror, Support Agreements duly executed by certain Company stockholders;

WHEREAS, reference is made herein to that certain Third Amended and Restated Certificate of Incorporation of the Company, filed with the Delaware Secretary of State on June 4, 2019 (the “Certificate”);

WHEREAS, in consideration for the payments and other benefits to be received by Stockholder under the terms of the Merger Agreement and as a material inducement to Acquiror’s and Merger Sub’s entrance into the Merger Agreement and consummation of the Merger, Stockholder agrees to enter into this Agreement and to be bound by the obligations set forth herein; and

WHEREAS, the Parties acknowledge and agree that Acquiror and Merger Sub would not have entered into the Merger Agreement and the Ancillary Documents or agreed to consummate the transactions contemplated thereby without the restrictions contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.                   Voting Agreement / Proxy.

(a)                Stockholder acknowledges and agrees that it has received a copy of, and has reviewed, the Merger Agreement, a copy of which is attached hereto as Annex A.

(b)                Stockholder hereby irrevocably agrees that, from and after the date hereof and until the earlier of the Closing or the valid termination of the Merger Agreement (the “Voting Period”), at any meeting of the securityholders of the Company (whether annual or special and whether or not adjourned or postponed), however called, and in any action by written consent of the securityholders of the Company at which the Merger Agreement and other related agreements (or any amended versions thereof) or such other related actions, are submitted for the consideration and vote of any securityholders of the Company or for any other consent or approval of any party to the Certificate, Stockholders Agreement or any other agreement, unless otherwise directed in writing by Acquiror, Stockholder shall cause the Subject Securities to be voted, and shall exercise, or cause to be exercised, all consents, approvals or other rights under the Certificate, the Company’s bylaws, the Stockholders Agreement of the Company, dated June 4, 2019, as may be amended from time to time (the “Stockholders Agreement”) or any other agreement in a manner that is:

(i)                 in favor of (A) the Merger and the adoption and approval of the Merger Agreement and the terms thereof and (B) each of the other actions necessary for the consummation of the transactions contemplated by the Merger Agreement, including, without limitation, each of the Company Stockholder Approvals;

(ii)               against any action, proposal, agreement or transaction that (A) would result in a material breach of any representation or warranty or covenant of the Company under the Merger Agreement, (B) would reasonably be expected to prevent, delay or impair consummation of the transactions contemplated under the Merger Agreement (provided, that this Section 1(b)(ii) shall not apply with respect to any transaction expressly permitted pursuant to Section 6.01 of the Merger Agreement), or (C) result in any of the conditions set forth in Section 9.01 or Section 9.02 of the Merger Agreement not being fulfilled;

(iii)             against the following actions (other than the Merger, the transactions contemplated by the Merger Agreement and/or any Ancillary Agreement, including, without limitation, each of the Company Stockholder Approvals, and actions in furtherance of each of the foregoing) that would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement and/or any Ancillary Agreement: (A) any merger or other business combination involving the Company; (B) any sale, lease, sublease, license, sublicense or transfer of all or substantially all of the rights or other assets of the Company; (C) any reorganization, recapitalization, dissolution or liquidation of the Company and (D) subject to clause (iv) below, any amendment to the Company’s Certificate or the Company’s bylaws to change the voting rights on the Subject Securities or the number of votes required to approve any proposal; and

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(iv)              until such time as Requisite Stockholder Support has been achieved, in favor of (a) waiving all rights under the Certificate, the Company’s bylaws, the Stockholders Agreement or any other agreement as may be necessary or desired to approve to the Merger and the other actions contemplated by the Merger Agreement, including, but not limited to, waiving treatment of the Transaction as a Liquidation Event (and therefore any approvals necessary as a result of the Transaction otherwise being considered a Liquidation Event), (b) any action, proposal, agreement or transaction necessary to result in converting all outstanding shares of Preferred Stock into shares of Common Stock pursuant to the Certificate, (c) any amendment or modification to the Certificate , the Company’s bylaws or the Stockholders Agreement necessary or desired to provide the Supporting Stockholders with the necessary power and authority to approve the Merger and the Transaction on the economic and governance terms as are set forth in the Merger Agreement and (d) any action necessary or desirable to give effect to any rights under the Stockholders Agreement as may be necessary or desired to effectuate the Merger and the Transaction in reliance on rights or obligations arising under the Stockholders Agreement, including by way of exercising drag-along rights in order to consummate the Merger and the Transaction pursuant to Section 4.10 of the Stockholders Agreement; provided that in each instance, the approval, or series of relates approvals, does not diminish the consideration that will be received by such Stockholder under the Merger Agreement.

(c)                Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Subject Securities, other than such agreements as are being terminated in accordance with Section 3.

(d)                Notwithstanding the foregoing, this Section 1 shall not apply to any proposal submitted to the stockholders of the Company holding the number of shares of capital stock of the Company required by the terms of Section 280G(b)(5)(B) of the Code, whether at a meeting or in an action by written consent, to render the parachute payment provisions of Section 280G inapplicable to any and all payments or benefits provided pursuant to Company Benefit Plans or other Company Contracts that might result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code or that would be subject to an excise tax under Section 4999 of the Code.

2.                   Appointment of Holders’ Representative. By executing this Agreement or accepting any consideration as contemplated by Article III of the Merger Agreement, Stockholder irrevocably appoints, authorizes and empowers the transaction committee of the board of directors that approved the transactions contemplated by the Merger Agreement (the “Holder Representative”) to act as a representative for the benefit of the pre-Closing Company Stockholders (each, a “Pre-Closing Holder”, and collectively, “Pre-Closing Holders”), including Stockholder, as the sole and exclusive agent and attorney-in-fact to act on behalf of each Pre-Closing Holder, including Stockholder, in connection with, and to facilitate the consummation of, the transactions contemplated by this Agreement, the Merger Agreement and any Ancillary Agreements, which shall include (without limitation) the power and authority to: (i) execute and deliver, and receive deliveries of the Merger Agreement and any Ancillary Agreements (with such modifications or changes herein or therein as to which the Holder Representative, in its sole and absolute discretion, shall have consented); (ii) interpret the terms and provisions of the Merger Agreement and the documents to be executed and delivered in connection therewith; (iii) execute and deliver, and receive deliveries of, execute and deliver such amendments, modifications, waivers and consents in connection with the Merger Agreement and any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby as the Holder Representative, in its sole discretion, may deem necessary or desirable; (iv) receive service of process; (v) make any calculations and determinations and settle any matters on behalf of all Pre-Closing Holders; (vi) issue notices and instructions to the Exchange Agent in accordance with the terms of the Merger Agreement and any applicable Ancillary Agreements; (vii) assert or pursue on behalf of the Pre-Closing Holders any Action or investigation against any of the other parties to the Merger Agreement or any Ancillary Agreement, consenting to, compromising or settling any such Actions or investigations, conducting negotiations with any of the other parties to the Merger Agreement or any Ancillary Agreement and their respective Representatives regarding such Action or investigations, and, in connection therewith, to: (A) assert or institute any Action or investigation; (B) file any proofs of debt, claims and petitions as the Holder Representative may deem advisable or necessary; and (C) file and prosecute appeals from any decision, judgment or award rendered in any such Action or investigation; and (viii) to make, execute, acknowledge and deliver all such other statements, agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Holder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by the Merger Agreement and all Ancillary Agreements on behalf of the Pre-Closing Holders (but, in each case, subject to the terms and conditions hereunder and thereunder).

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3.                   Termination of Certain Arrangements. Stockholder and the Company hereby consent to, and agree that, effective as of the Closing, the Amended and Restated Stockholders’ Agreement of the Company, dated as of June 4, 2019, by and among the Company and the Stockholders (as defined therein) (the “Stockholders’ Agreement”), and the Amended and Restated Registration Rights Agreement of the Company, dated as of May 16, 2019, by and among the Company and the Investors (as defined therein) (the “Registration Rights Agreement”), shall each terminate and Stockholder shall cause any other agreement to which Stockholder or an Affiliate of Stockholder is a party in the capacity as a stockholder (other than the Company and its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand, to be terminated as of the Closing in accordance with the terms of the applicable agreement (and, in each case, any amendment, notice or other action necessary to effectuate any such termination shall be deemed made without any surviving liability or obligation of Acquiror, Stockholder, the Surviving Company or any of its Affiliates), and such agreements shall be of no further force or effect. From and after the Closing, Stockholder shall have no further rights pursuant to any agreement contemplated to be terminated in this Section 3.

4.                   Waiver of Appraisal Claims. Stockholder hereby irrevocably and unconditionally waives and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal and any dissenters’ rights relating to the Merger or the transactions contemplated by the Merger Agreement that Stockholder or any other Person may have by virtue of, or with respect to the Equity Securities (including, without limitation, all rights under Section 262 of the DGCL).

5.                   Transfer of Subject Securities; New Subject Securities. During the Voting Period, absent the advance written consent of Acquiror (which it may withhold in its sole discretion), Stockholder shall not, directly or indirectly: (i) sell, convey, assign, transfer (including by succession or otherwise by operation of Law), exchange, pledge, hypothecate or otherwise encumber or dispose of any Subject Securities (or any right, title or interest therein) or any other Equity Securities, (ii) deposit any Subject Securities or any other Equity Securities into a voting trust or enter into a voting agreement or any other arrangement with respect to any Subject Securities or any other Equity Securities or grant or purport to grant any proxy or power of attorney with respect thereto, (iii) enter into any contract, option, call or other arrangement or undertaking, whether or not in writing, with respect to the sale, conveyance, assignment, transfer (including by succession or otherwise by operation of Law), exchange, pledge, hypothecation or other encumbrance or disposition, or limitation on the voting rights, of any Subject Securities (or any right, title or interest therein) or any other Equity Securities, or (iv) commit or agree to take any of the foregoing actions (any action described in clauses (i), (ii), (iii) or (iv), a “Transfer”); provided, that, notwithstanding anything to the contrary in the foregoing, in no event shall a Transfer include (and in no event shall the Stockholder be restricted from making) any transfer of Subject Securities (or any right, title or interest therein) or any other Equity Securities in the event such transfer is to (A) any party to a Support Agreement or an Affiliate of any party to a Support Agreement or (B) any “Investor” party to a Subscription Agreement with Acquiror dated as of the date of this Agreement, in each case to the extent that such Subject Securities (or any right, title or interest therein) or any other Equity Securities become subject to the obligations under such Support Agreement or a substantially identical Support Agreement executed by such Affiliate or Investor, as applicable; provided, further, that, notwithstanding anything to the contrary in the foregoing, in no event shall a Transfer include (1) an exercise or conversion of Subject Securities for or into Company Common Stock pursuant to a warrant exercise notice letter or (2) any pledge or collateral arrangement that does not restrict the Stockholder from transferring the Subject Securities free and clear of all liens and encumbrances in connection with the Closing. Any Transfer or action in violation of this Section 5 shall be void ab initio. If any involuntary Transfer of any of Subject Securities occurs, the transferee (and all transferees and subsequent transferees of such transferee) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect during the Voting Period.

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6.                   No Trading. Stockholder acknowledges and agrees that Stockholder is aware, and that Stockholder’s Representatives are aware, of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. Stockholder hereby acknowledges that, by virtue of this Agreement, the Merger Agreement and the transactions contemplated hereby and thereby, it may be in possession of material nonpublic information of Acquirer, and agrees that while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Acquiror (other than engaging in the transactions described in the Merger Agreement), communicate such information to any third party, take any other action with respect to Acquiror in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

7.                   Remedies.

(a)                Stockholder expressly acknowledges and agrees that (i) it is receiving good and valuable consideration sufficient to make this Agreement, and each of the terms herein, binding and fully enforceable, each of the restrictions contained in this Agreement are supported by adequate consideration and are reasonable in all respects (including with respect to subject matter, time period and geographical area) and such restrictions are necessary to protect Acquiror’s interest in, and value of, the Company’s business (including the goodwill inherent therein) and (ii) Acquiror would not have entered into the Merger Agreement and this Agreement or consummate the transactions contemplated thereby or hereby without the restrictions contained in this Agreement.

(b)                The Parties acknowledge and agree that the amount of actual damages suffered by Acquiror in the event of an actual or threatened breach of this Agreement would be difficult or impossible to accurately calculate and there may be irreparable damages to Acquiror in the event of such an actual or threatened breach. Consequently, the Parties agree that in addition to any other remedy or relief to which it may be entitled, in the event of a breach or threatened breach of this Agreement, each Party, or its successors and assigns, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, and to enforce specifically the performance by any other Party of the terms and provisions hereof. Each Party hereto hereby agrees to waive any defense in any suit that another Party hereto has an adequate remedy at Law and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief.

(c)                In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the court or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

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(d)                Notwithstanding anything to the contrary set forth herein, the Parties acknowledge and agree that this Section 7 is not intended to be, and is not, an admission or acknowledgement by any Person that money damages or any other monetary payment would be a sufficient remedy for a breach of this Agreement, or that the inability to obtain a monetary remedy by virtue of the limitations in this Section 7 will limit a Party’s ability to obtain injunctive relief or specific performance in accordance with this Section 7. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any on remedy will not preclude the exercise of any other remedy.

8.                   Stockholder Representations and Warranties. Stockholder (and, if applicable, his or her Spouse) represents and warrants as of the date hereof to Acquiror and Merger Sub (solely with respect to Stockholder and not with respect to any other stockholder of the Company) that:

(a)                (i) Stockholder (and, if applicable, his or her Spouse) has all necessary corporate, limited liability company, limited partnership or other applicable power and authority (or, if Stockholder is a natural person, Stockholder has the legal capacity) to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder; (ii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by such Stockholder (and, if applicable, his or her Spouse) have been duly and validly authorized by all necessary action on the part of such Stockholder; (iii) the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement by such Stockholder will not, directly or indirectly (with or without notice or lapse of time), contravene, conflict with or result in a violation of, if Stockholder is an entity, the organizational documents of Stockholder or such Stockholder’s Affiliates; (iv) the execution and delivery of this Agreement does not, and the performance by Stockholder (and, if applicable, his or her Spouse) of Stockholder’s obligations hereunder will not result in the creation or imposition of any Lien upon the Subject Securities; or (v) where applicable, any Person executing this Agreement on behalf of Stockholder has full power and authority to execute and deliver this Agreement on behalf of Stockholder and to thereby bind Stockholder.

(b)                Stockholder has duly and validly executed this Agreement, this Agreement is a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with the terms set forth herein (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity) and Stockholder (together with his or her spouse if such Stockholder is married and the Stockholder’s Subject Securities constitute community property under applicable Law (such Stockholder’s spouse, a “Spouse”)) is the record and beneficial owner of, and has good and valid title, to, all of the Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Subject Securities), other than pursuant to the Stockholders’ Agreement and the Registration Rights Agreement or any restrictions on transfer arising under applicable securities laws or any pledge or collateral arrangement that does not restrict the Stockholder from transferring the Subject Securities free and clear of all liens and encumbrances in connection with the Closing. Stockholder (and, if applicable, his or her Spouse) has the sole right to vote the Subject Securities, and none of the Subject Securities are subject to any proxy, voting trust or other similar agreement or arrangement other than pursuant to the Stockholders’ Agreement and the Registration Rights Agreement or any restrictions on transfer arising under applicable securities laws. The Subject Securities are the only Equity Securities owned of record or beneficially by such Stockholder (and, if applicable, his or her Spouse) on the date hereof, and except as set forth on Schedule A hereto, Stockholder does not: (i) own beneficially or of record, have the right to acquire, or have any other interest in any Equity Securities or securities of any nature of the Company’s Subsidiaries, or any rights to acquire, or any securities that are convertible into, any of the foregoing; or (ii)  have any voting rights with respect to any Equity Securities, or any rights to acquire, or any securities convertible into any such voting rights.

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(c)                As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement, (i) there are no Actions pending or, threatened against Stockholder or, to the knowledge of Stockholder, any of its Affiliates and (ii) neither Stockholder nor any of its Affiliates is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Authority.

(d)                Stockholder understands and acknowledges that Acquiror and Merger Sub are relying upon Stockholder’s execution, delivery and performance of this Agreement and upon the representations and warranties and covenants of Stockholder contained in this Agreement.

(e)                No agent, broker, investment banker, finder or other intermediary is or shall be entitled to any fee or commission or reimbursement of expenses from Acquiror, Merger Sub or the Company or any of their respective Affiliates in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.

(f)                 None of the information supplied or to be supplied by Stockholder for inclusion or incorporation by reference in the Registration Statement and Proxy Statement and any amendment or supplement thereto will, at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g)                Stockholder acknowledges that Stockholder is a sophisticated investor with respect to the Stockholder’s Subject Securities and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon Acquiror, the Company or any Affiliate of Acquiror and the Company, and based on such information as Stockholder has deemed appropriate, made Stockholder’s own analysis and decision to enter into this Agreement. Stockholder acknowledges that Stockholder has had the opportunity to seek independent legal advice prior to executing this Agreement.

(h)                Stockholder has received a copy of and has reviewed the Merger Agreement.

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9.                   Release. Effective as of the Effective Time, Stockholder hereby, on behalf of: (a) if Stockholder is an individual, himself or herself or his or her heirs and your and their Representatives, including, if applicable, his or her Spouse, (b) if Stockholder is an entity, its Affiliates and their respective Representatives, (c) if Stockholder is a trust, the beneficiaries of the trust, and (d) any of Stockholder’s other successors and assigns (collectively, the “Releasor Parties”), as of the Effective Time but not before, fully, forever, irrevocably and unconditionally waive, release, acquit and discharge the Surviving Corporation, the Company and their respective Affiliates (including, for clarity, Acquiror and its Affiliates), successors and assigns, and each of their respective former, current and future equityholders, controlling persons, directors, officers, employees, agents, members, managers, general or limited partners, other Representatives, successors or assignees (or any former, current or future equityholders, controlling persons, directors, officers, employees, agents, members, managers, general or limited partners, other Representatives, successors or assignees of any of the foregoing) (collectively, the “Releasee Parties”) from any and all manner of actions, causes of actions, suits, debts, covenants, claims, obligations, liabilities, demands, controversies, damages, judgments, executions, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, whether vicarious, derivative, or direct, whether fixed, contingent or liquidated, whether foreseeable or unforeseeable, or whether presently existing or hereafter discovered, that may be or could have been asserted, with respect to, or arising during, or in connection with, any period ending at or prior to the Effective Time (including out of any event, occurrence, act, or failure to act) arising out of or relating to (i) the negotiation, execution and consummation of this Agreement, the Merger Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby or (ii) such Person’s direct or indirect ownership of Equity Securities or securities of any nature of any of the Company’s Subsidiaries or such Person’s capacity as an equityholder of the Company or any of its Subsidiaries, in each case, prior to the Effective Time; provided, that nothing contained in this paragraph shall extend to any manner of actions, causes of actions, claims (including any claims brought by the Holder Representative on behalf of the Pre-Closing Holders and any claims for specific performance, injunctive relief or other equitable remedies) or obligations, liabilities, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, in connection with (i) a Pre-Closing Holder’s rights under the Merger Agreement or the Ancillary Agreements, (ii) any rights to indemnification, limitation of liability or advancement or reimbursement of expenses to the extent a Releasor Party is entitled under the indemnification provisions of the Company Group Organizational Documents, (iii) any rights to compensation that such Person may be entitled to under employment or other service agreements entered into (or compensation or benefit plans, programs or policies of) with a Releasee Party and which were in force as of the date of this Agreement, and (iv) arising from or in any way related to a Releasor Party’s relationship with any of the Releasee Parties after the Closing. Effective as of the Effective Time, each Pre-Closing Holder forever waives any and all rights of first refusal, rights of first offer, preemptive rights, registration rights or similar rights pursuant to any stockholder agreement, registration rights agreement or other similar agreement pertaining to the Company or any of its Affiliates (other than arising out of the Merger Consideration).

10.               Termination; Amendments and Waivers; Assignment.

(a)                This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the termination of the Merger Agreement pursuant to Article X thereof and, upon such termination shall be of no further force and effect, without the creation or imposition of any penalty, liability or obligation upon any Party.

(b)                Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by Stockholder and Acquiror. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by Stockholder without Acquiror’s prior written consent; provided, however, that the Stockholder shall, in the event of a Transfer pursuant to Section 5 to one of its Affiliates, cause such Affiliate to (i) execute a joinder to this Agreement to become a party hereto and to subject any Subject Securities (or any right, title or interest therein) or any other Equity Securities of the Company Transferred to or otherwise owned by such Affiliate to the obligations in this Agreement as if such Affiliate was the Stockholder hereunder or (ii) enter into a substantially identical Support Agreement to this Agreement.

(c)                None of the representations, warranties, covenants and agreements set forth in this Agreement shall survive the Closing, except for Sections 2, 3 and 8 hereof.

11.               Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) as follows:

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(a)                If to Acquiror, to:

Spring Valley Acquisition Corp.
2100 McKinney Ave., Suite 1675
Dallas, TX 75201
Attention:	Christopher Sorrells
E-mail:	Chris.Sorrells@sv-ac.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention:	Adam D. Larson, P.C.
Allan Kirk
E-mail:	Adam.Larson@kirkland.com
Allan.Kirk@kirkland.com

(b)                If to the Company, to:

Dream Holdings, Inc.
212 Rome Street
Newark, NJ 07105
Attention:	David Rosenberg
E-mail:	davidrosenberg@aerofarms.com

Dream Holdings, Inc.
212 Rome Street
Newark, NJ 07105
Attn:	General Counsel
E-mail:	generalcounsel@aerofarms.com

Dream Holdings, Inc.
212 Rome Street
Newark, NJ 07105
Attn:	Chief Financial Officer
E-mail:	cfo@aerofarms.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078
Attention:	Andrew P. Gilbert
Scott A. Cowan
E-mail:	andrew.gilbert@us.dlapiper.com
scott.cowan@us.dlapiper.com

(c)                If to Stockholder, to the address and contact information set forth on the Stockholder’s signature page hereto.

or to such other address as the Party to whom notice is given may have previously furnished to the other Party in writing in the manner set forth above.

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12.               Miscellaneous.

(a)                Entire Agreement. This Agreement, the Merger Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

(b)                No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Notwithstanding the foregoing, the Sponsor shall be an express third-party beneficiary of this Agreement with full rights as such. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

(c)                Further Assurances. Stockholder hereby agrees to use Stockholder’s best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein.

(d)                No Litigation. Stockholder hereby agrees not to commence, maintain or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Authority (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement, the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or any of the Ancillary Agreements or (ii) alleging a breach of any fiduciary duty of any Person in connection with this Agreement, the Merger Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Stockholder from enforcing the Stockholder’s rights under this Agreement or the Stockholder’s right to receive the Merger Consideration or any cash in lieu of fractional shares to which it may be entitled pursuant to the Merger Agreement in accordance with the terms thereof.

(e)                Other Provisions. Sections 1.02 (Construction), 8.04 (Confidentiality; Publicity), 11.11 (Severability), 11.06 (Governing Law), 11.12 (Jurisdiction; WAIVER OF TRIAL BY JURY) and 11.07 (Captions; Counterparts) of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

[Signature pages follow]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Support Agreement as of the date first above written.

SPRING VALLEY ACQUISITION CORP.

By:
Name: Christopher Sorrells
Title: Chief Executive Officer

[Signature Page to Support Agreement]

DREAM HOLDINGS, INC.

By:
Name: David Rosenberg
Title: Chief Executive Officer

[Signature Page to Support Agreement]

STOCKHOLDER:

[●]

Name:
Title:
Date:

Notice Address:
[●]
[●]
Facsimile: [●]
E-mail: [●]
Attention: [●]

with a copy (which shall not constitute notice) to:

[●]
[●]
Facsimile: [●]
E-mail: [●]
Attention: [●]

Stockholder’s Spouse (if applicable):

Name:
Date:	, 2021

[Signature Page to Support Agreement]

SCHEDULE A

Stockholder	Type/Series of Securities	Number
[__________________]	Common Stock	[____]
	Series 1-A Convertible Preferred Stock	[____]
	Series 1-B Convertible Preferred Stock	[____]
	Series 1-C1 Convertible Preferred Stock	[____]
	Series 1-C2 Convertible Preferred Stock	[____]
	Series 1-D Convertible Preferred Stock	[____]
	Series 2 Convertible Preferred Stock	[____]
	Common Stock Warrants	[____]
	Common Stock Options	[____]

Annex A

Merger Agreement

[See attached.]

Exhibit 10.2

Execution Version

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of March 25, 2021, by and among SV Acquisition Sponsor Sub, LLC, a Delaware limited liability company (the “Sponsor”), Spring Valley Acquisition Corp., a Cayman Islands exempted company (“Acquiror”), and Dream Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, Sponsor holds 5,630,000 Class B ordinary shares of Acquiror, par value $0.0001 per share (the “Class B Shares”), of which 750,000 are held indirectly by those Persons listed on Schedule I attached hereto (such Persons, the “Strategic Investors”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Acquiror, Spring Valley Merger Sub, Inc., a Delaware corporation, and the Company entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”); and

WHEREAS, as an inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT

Section 1.1            Sponsor Voting Agreements.

(a)          At any meeting of the stockholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought, Sponsor shall (i) appear at each such meeting or otherwise cause all of its Class B Shares (other than any Class B Shares held by Sponsor on behalf of the Strategic Investors) and any shares of Acquiror Common Stock that Sponsor holds of record or beneficially, as of the date hereof, or acquires record or beneficial ownership of after the date hereof (collectively, the “Subject Acquiror Shares”) to be counted as present thereat for purposes of calculating a quorum, (ii) not redeem any Subject Acquiror Shares at such meeting and (iii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Acquiror Shares:

(i)                 in favor of each Proposal; and

(ii)              against any proposal in opposition to approval of the Merger Agreement or inconsistent with the Merger Agreement or the Transactions.

Section 1.2            No Inconsistent Agreement. Sponsor hereby represents and covenants that Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

ARTICLE II
MISCELLANEOUS

Section 2.1            Authorization; No Breach. Each of Sponsor, Acquiror and the Company has all requisite corporate or limited liability company power, as applicable, without violating any agreement to which it is bound, to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement has been duly and validly authorized by all requisite corporate or limited liability company action, as applicable, and no other actions or proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement.

Section 2.2            Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the consummation of the Closing, (b) the termination of the Merger Agreement in accordance with Article X thereof and (c) the liquidation of Acquiror. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE II shall survive the termination of this Agreement.

Section 2.3            Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware (without reference to its choice of law rules). Each party hereto hereby irrevocably and unconditionally (a) agrees that all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall only be brought in the Court of Chancery of the State of Delaware or the federal courts of the United States of America, the United States District Court for the District of Delaware, sitting in New Castle County, (b) expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof, and (c) waives and agrees not to raise (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action or proceeding.

Section 2.4            WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2.4.

2

Section 2.5            Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 2.6            Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

Section 2.7            Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, Sponsor and the Company.

Section 2.8            Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.9            Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror or Sponsor:

Spring Valley Acquisition Corp.

2100 McKinney Ave., Suite 1675

Dallas, TX 75201
Attention:        Christopher Sorrells
Email:                Chris.Sorrells@sv-ac.com

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with a copy to (which will not constitute notice):

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002
Attention:      Adam D. Larson, P.C.

  Allan Kirk
Email:            Adam.Larson@kirkland.com

  Allan.Kirk@kirkland.com

If to the Company:

Dream Holdings, Inc.

212 Rome Street

Newark, NJ 07105
Attention:      David Rosenberg
Email:           David.Rosenberg@aerofarms.com

with a copy to (which will not constitute notice):

DLA Piper LLP

51 John F. Kennedy Parkway

Suite 120

Short Hills, NJ 07078
Attention:     Andrew Gilbert

 Scott Cowan
Email:          Andrew.Gilbert@us.dlapiper.com

 Scott.Cowan@us.dlapiper.com

Section 2.10        Counterparts. This Agreement may also be executed and delivered by facsimile signature or by other electronic means in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 2.11        Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the Sponsor, Acquiror and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:

SV ACQUISITION SPONSOR SUB, LLC

By:	/s/ David Levinson
Name: David Levinson
Title: Secretary

[Signature Page to Sponsor Support Agreement]

ACQUIROR:

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:

DREAM HOLDINGS, INC.

By:	/s/ David Rosenberg
Name: David Rosenberg
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Exhibit 10.3

FORM - CONFIDENTIAL

SUBSCRIPTION AGREEMENT

Spring Valley Acquisition Corp.
2100 McKinney Ave., Suite 1675

Dallas, TX 75201

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Spring Valley Acquisition Corp., a Cayman Islands exempted company (“SVAC”), and the undersigned subscriber (the “Investor”), in connection with that certain Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among SVAC, Spring Valley Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Dream Holdings, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things, SVAC shall, subject to obtaining stockholder approval (i) domesticate as a corporation in the State of Delaware (the “Redomicile”) and (ii) adopt an amended and restated certificate of incorporation (the “A&R Charter”), Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as the surviving company in the Merger and, after giving effect to such Merger, will become a wholly-owned subsidiary of SVAC, on the terms and subject to the conditions set forth in the Transaction Agreement (the transactions contemplated by the Transaction Agreement, including the Merger, the “Transaction”). In connection with the Transaction, SVAC is seeking commitments from interested investors to purchase, contingent upon, and substantially concurrently with the closing of the Transaction (the “Transaction Closing”), shares of SVAC’s Class A common stock, par value $0.0001 per share, following the Redomicile (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, SVAC is entering into subscription agreements (the “Other Subscription Agreements,” and together with this Subscription Agreement, collectively, the “Subscription Agreements”) with certain other investors (the “Other Investors,” and together with the Investor, collectively, the “Investors”), pursuant to which the Investors, severally and not jointly, have agreed to purchase, contingent upon, and substantially concurrently with the Transaction Closing, inclusive of the Shares subscribed for by the Investor under this Subscription Agreement, an aggregate amount of up to 12,500,000 Shares, at the Per Share Purchase Price. The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and SVAC acknowledges and agrees as follows:

1.                   Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from SVAC the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for in this Subscription Agreement. The Investor acknowledges and agrees that SVAC reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by SVAC only when this Subscription Agreement is signed by a duly authorized person by or on behalf of SVAC; SVAC may do so in counterpart form. Notwithstanding the foregoing or anything to the contrary in Section 8 below, in the event that the Closing Date (as defined below) shall not have occurred by the Outside Date (as defined below) this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to SVAC in connection herewith shall immediately be returned to the Investor.

2.                   Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the concurrent consummation of the Transaction Closing. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the Transaction Closing. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) SVAC to the Investor (the “Closing Notice”) that SVAC reasonably expects all conditions to the Transaction Closing to be satisfied or waived on a date that is not less than four (4) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to SVAC, two (2) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SVAC in the Closing Notice to be held in escrow until the Closing. On the Closing Date, SVAC shall issue the number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form in the name of the Investor (or its nominee) or as otherwise directed by the Investor, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws) on SVAC’s share register and (ii) provide to Investor evidence of the issuance of such Shares to the Investor from SVAC’s transfer agent (the “Transfer Agent”); provided, however, that SVAC’s obligation to issue the Shares to the Investor is contingent upon SVAC having received the Subscription Amount in full accordance with this Section 2. If the Closing does not occur within three (3) business days following the Closing Date specified in the Closing Notice, SVAC shall promptly (but not later than two (2) business day thereafter) return the Subscription Amount in full to the Investor; provided, that unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligations to purchase the Shares at the Closing in the event SVAC delivers a subsequent Closing Notice in accordance with this Section 2. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to be closed for business.

CONFIDENTIAL

3.             Closing Conditions.

a.                    The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i)                 no suspension or removal from listing of the Shares on NASDAQ (and defined below), and no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred, and the Subscribed Shares shall be approved for listing on Nasdaq, subject to official notice of issuance;

(ii)               no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any law, judgment, decree, order, award, rule or regulation (whether temporary, preliminary, or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise prohibiting or enjoining consummation of the transactions contemplated hereby; and

(iii)             all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement, and including the approval of SVAC stockholders and regulatory approval, if any, shall have been satisfied (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be fulfilled at the Transaction Closing, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived and the Transaction Closing shall be scheduled to occur concurrently with or on the same date as the Closing.

b.                   The obligation of SVAC to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the condition that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement at and as of the Closing Date.

c.                    The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the conditions:

(i)               that all representations and warranties of SVAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by SVAC of each of the representations and warranties of SVAC contained in this Subscription Agreement at and as of the Closing Date;

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CONFIDENTIAL

(ii)                SVAC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii)              the subscriptions contemplated by the Other Subscription Agreements executed by the Other Investors shall have been or will be consummated substantially concurrently with the Closing and there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially economically benefits the Other Investors unless the Investor has been offered substantially the same benefits;

(iv)               no suspension or the offering or sale of the Shares shall have been initiated or, to SVAC’s knowledge, threatened by the Securities and Exchange Commission (the “SEC”); and

(v)               no amendment or modification of, or waiver under, the Transaction Agreement shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits to Investor under this Subscription Agreement without having received Investor’s prior written consent (which consent is not to be unreasonably withheld, conditioned or delayed), provided that, for the avoidance of doubt, the waiver of any condition to closing under the Transaction Agreement shall not require the prior written consent of any Investor.

4.                   Further Assurances. At or prior to the Closing, each of SVAC and the Investor shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement. Prior to or at the Closing, the Investor shall deliver to SVAC a duly complete and executed Internal Revenue Service Form W-9 or appropriate Form W-8, as applicable.

5.                   SVAC Representations and Warranties. SVAC represents and warrants to the Investor and the Placement Agents (as defined below) that:

a.                    SVAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. SVAC has all corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date following the Redomicile, SVAC will be duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

b.                   As of the Closing Date, the Shares will be duly authorized by SVAC and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the A&R Charter (as amended to the Closing Date) or under the General Corporations Law of the State of Delaware.

c.                    This Subscription Agreement has been duly authorized, executed and delivered by SVAC and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against SVAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.                   The issuance and sale of the Shares and the compliance by SVAC with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated by this Subscription Agreement will (x) be substantially done in accordance with the rules of The Nasdaq Capital Market (the “NASDAQ”) and (y) will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SVAC or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SVAC or any of its subsidiaries is a party or by which SVAC or any of its subsidiaries is bound or to which any of the property or assets of SVAC is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of SVAC and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of SVAC to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of SVAC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SVAC or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of SVAC to comply in all material respects with this Subscription Agreement.

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e.                    As of their respective filing dates, each report (collectively, the “SEC Reports”) required to be filed by SVAC with the SEC on or prior to the date hereof complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder and were timely filed. None of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.The financial statements of SVAC included in the SEC Reports complied, as of the respective filing dates of such SEC Reports, in all material respects with applicable accounting requirements and rules and regulations of the SEC with respect thereto as in effect as of the applicable filing date and fairly present in all material respects the financial position of SVAC as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports as of the date hereof.

f.                    Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, SVAC has not entered into any side letter or similar agreement with any investor in connection with such investor’s direct or indirect investment in SVAC or with any other investor; provided, however, that the Company entered into that certain Note Purchase Agreement, dated as of February 22, 2021, by and among the Company and each of the purchasers listed on Exhibit A attached thereto, pursuant to which the Company issued $30,000,000 of subordinated convertible promissory notes of the Company, which will automatically convert into Shares of SVAC in connection with the Closing and Transaction Closing at a conversion price per share equal to the Per Share Purchase Price multiplied by ninety percent (90%). No Other Subscription Agreement includes terms and conditions that are materially more advantageous to any Other Investor than the Investor hereunder (other than terms particular to the regulatory requirements of such subscriber or its affiliates or related funds), and such Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.

g.                   As of the date of this Subscription Agreement, the authorized capital stock of SVAC consists of 1,000,000 preference shares, par value $0.0001 per share (“Preferred Shares”) and 330,000,000 shares of common stock, par value $0.0001 per share, including (i) 300,000,000 shares of Class A ordinary shares (“Class A Shares”) and (ii) 30,000,000 Class B ordinary shares (the “Class B Shares”). As of the date of this Subscription Agreement, (i) no Preferred Shares are issued and outstanding, (ii) 23,000,000 Class A Shares are issued and outstanding, (iii) 5,750,000 Class B Shares are issued and outstanding, and (iv) 11,500,000 redeemable warrants and 8,900,000 private placement warrants to acquire Class A Shares are outstanding. All (A) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and (B) outstanding warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except as set forth above in this Subscription Agreement and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SVAC any Class A Shares, Class B Shares or other equity interests in SVAC, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, SVAC has no subsidiaries, other than Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which SVAC is a party or by which it is bound relating to the voting of any securities of SVAC, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement.

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h.                   The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the NASDAQ. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of SVAC, threatened against SVAC by the NASDAQ or the SEC, respectively, to prohibit or terminate the listing of the Class A Shares. SVAC has taken no action that is designed to terminate the listing of the Class A Shares on the NASDAQ or the registration of the Class A Shares under the Exchange Act.

i.                     Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by SVAC to the Investor in the manner contemplated by this Subscription Agreement. The Shares (i) were not offered by a form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

j.                     Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) investigation, action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SVAC, threatened against SVAC or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SVAC.

k.                   Other than J.P. Morgan Securities LLC or any of its affiliates (“J.P. Morgan”), Cowen and Company, LLC or any of its affiliates (“Cowen”) or Wells Fargo Securities, LLC or any of its affiliates (“Wells” and together with J.P. Morgan and Cowen, collectively, the “Placement Agents” and each a “Placement Agent”), SVAC has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Investor could become liable.

l.                     SVAC is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

m.                 As of the date hereof, SVAC is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of SVAC, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which, as of the date of this Subscription Agreement, SVAC is a party or by which SVAC’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over SVAC or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.¶

n.                   SVAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by SVAC of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 13 of this Subscription Agreement; (iv) those required by the NASDAQ, including with respect to obtaining approval of SVAC’s stockholders; and (vi) any filing, the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.¶

o.                   As of the date hereof, SVAC has not received any written communication from a governmental entity that alleges that SVAC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

p.                   Neither SVAC nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does SVAC or any subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

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6.             Investor Representations and Warranties. The Investor represents and warrants to SVAC and the Placement Agents that:

a.                    The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor acknowledges that this offering of the Shares meets the exemptions from filing under FINRA Rule 5123. The Investor is not an entity formed for the specific purpose of acquiring the Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

b.                   The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to SVAC or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry positions representing the Shares shall contain a restrictive legend to such effect and, as a result, the Investor may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for resale pursuant to Rule 144 of the Securities Act (“Rule 144”). The Investor acknowledges that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the Shares.

c.                   The Investor acknowledges and agrees that the Investor is purchasing the Shares from SVAC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SVAC, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of SVAC expressly set forth in Section 5 of this Subscription Agreement.

d.                   The Investor is not, and is not acting on behalf of, (i) an “employee benefit plan” subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an individual retirement account or annuity or other “plan” that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) any entity or account that is deemed under the Department of Labor regulation codified at 29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA, to include the “plan assets” of any “employee benefit plan” subject to ERISA or “plan” subject to Code §4975, or (iv) any other plan subject to non-U.S., state, local or other federal laws or regulations that are substantially similar to the foregoing provisions of ERISA or the Code.

e.                    The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SVAC, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that the Investor has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

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f.                    The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SVAC, the Company or a representative of SVAC or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and SVAC, the Company or a representative of SVAC or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SVAC, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SVAC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SVAC.

g.                   The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor (i) will not look to the Placement Agents for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the Shares and has no need for liquidity with respect to its investment in the Shares, (ii) acknowledges that the Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither SVAC nor the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by this Subscription Agreement and (iii) has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

h.                   Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SVAC. The Investor acknowledges specifically that a possibility of total loss exists.

i.                    In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor and SVAC’s representations in Section 5. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SVAC, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

j.                     The Investor acknowledges that the Placement Agents: (i) have not provided the Investor with any information or advice with respect to the Shares, (ii) have not made or make any representation, express or implied as to SVAC, the Company, the Company’s credit quality, the Shares or the Investor’s purchase of the Shares, (iii) have not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares, (iv) may have acquired, or during the term of the Shares may acquire, non-public information with respect to the Company, which, subject to the requirements of applicable law, the Investor agrees need not be provided to it, (v) may have existing or future business relationships with SVAC and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.

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k.                  The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

l.                     The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

m.                 The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

n.                   The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

o.                   No disclosure or offering document has been prepared by any Placement Agent in connection with the offer and sale of the Shares.

p.                   Neither the Placement Agents, nor any of their respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to SVAC, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SVAC.

q.                   At the Closing, the Investor will have sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

r.                    Neither the due diligence investigation conducted by the Investor in connection with making its decision to acquire the Shares nor any representations or warranties made by the Investor in this Subscription Agreement shall modify, amend or affect the Investor’s right to rely on the truth, accuracy and completeness of SVAC’s representations and warranties contained in this Subscription Agreement, subject to the terms hereof.

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s.                   The Investor acknowledges and agrees that the Placement Agents are not making a recommendation to Investor to participate in the offer and sale of the Shares, and nothing set forth in any disclosure or documents that may be provided to Investor from time to time is intended to suggest that the Placement Agents are making such a recommendation.

t.                   The Investor hereby acknowledges and agrees that, from the date of this Subscription Agreement, that it will not, nor will any person acting at the Investor’s direction or pursuant to any understanding with the Investor, engage in any Short Sales with respect to securities of SVAC prior to the Closing (or the termination of this Subscription Agreement, if earlier). “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the subscription (including the Investor’s controlled affiliates and/or affiliates) from entering into any short sales; (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement; and (iii) nothing herein shall prohibit the Investor from engaging in derivative transactions of any kind, including, but not limited to, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through U.S. broker dealers or non-U.S. broker dealers or foreign regulated brokers..

7.                   Registration Rights.

a.                    SVAC agrees that, as soon as practicable (but in any case no later than thirty (30) calendar days after the consummation of the Transaction (the “Filing Date”)), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or one hundred twenty (120) calendar days after the filing thereof if the SEC notifies SVAC that it will “review” the Registration Statement) and (ii) ten (10) business days after SVAC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”). Notwithstanding the foregoing, if the SEC prevents SVAC from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted to be registered by the SEC. In such event, the number of Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, SVAC shall amend the Registration Statement or file a new Registration Statement to register such additional Shares and cause such amendment or Registration Statement to become effective as promptly as practicable. SVAC agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the third anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 within 90 days without limitation as to the amount of such securities that may be sold and without the requirement for SVAC to be in compliance with the current public information requirement under Rule 144 (the earliest of (i)-(iii) being the “Expiration”). For as long as the Registration Statement shall remain effective pursuant to the immediately preceding sentence, SVAC will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Registrable Securities pursuant to the Registration Statement or Rule 144 under the Securities Act (when Rule 144 under the Securities Act becomes available to the Company), as applicable, qualify the Registrable Securities for listing on the applicable stock exchange on which the Shares are then listed, and update or amend the Registration Statement as necessary to include the Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the Shares and any other equity security of SVAC issued or issuable with respect to the Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. The Investor agrees to disclose its ownership to SVAC upon request to assist it in making the determination described above. SVAC may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after SVAC becomes eligible to use such Form S-3. SVAC will provide a draft of the Registration Statement to the Investor for review at least two (2) business days in advance of filing the Registration Statement. If the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. The Investor acknowledges and agrees that SVAC may postpone or suspend, as applicable, the use of any such Registration Statement (i) if it determines that in order for such Registration Statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) during any customary blackout or similar period or as permitted hereunder and (iii) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of SVAC’s Annual Report on Form 10-K for its first completed fiscal year (each such circumstance, a “Suspension Event”); provided, that (I) SVAC shall not so delay filing or so suspend the use of the Registration Statement on more than two (2) occasions, or for a period of more than sixty (60) consecutive days or more than a total of ninety (90) calendar days, in each case in any three hundred sixty (360) day period, (II) SVAC shall have a bona fide business purpose for not making such information public, and (III) SVAC shall use commercially reasonable efforts to make such registration statement available for the sale by the Investor of such securities as soon as practicable thereafter. Any failure by SVAC to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve SVAC of its obligations to file or effect the Registration Statement as set forth above in this Section. SVAC’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to SVAC such information regarding the Investor, the securities of SVAC held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by SVAC to effect the registration of such Shares, and shall execute such documents in connection with such registration as SVAC may reasonably request that are customary of a selling stockholder in similar situations, provided that, the Investor shall not, in connection with the foregoing, be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares.

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b.                   In the case of the registration, qualification, exemption or compliance effected by SVAC pursuant to this Subscription Agreement, SVAC shall, upon reasonable request, inform Investor as to the status of such registration, qualification, exemption and compliance. At its expense SVAC shall:

(i)                  except for such times as SVAC is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which SVAC determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Investor ceases to hold any Registrable Securities and (ii) the date all Registrable Securities held by Investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to Affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), as applicable.

(ii)                advise Investor within five Business Days:

(1)                when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;

(2)                of the issuance by the SEC of any stop order or other matter causing the suspension of the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

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(3)                of the receipt by SVAC of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(4)                subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, SVAC shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding SVAC other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (4) above constitutes material, nonpublic information regarding SVAC;

(iii)              use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv)               upon the occurrence of any event contemplated in Section 7(b)(ii)(4), except for such times as SVAC is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, SVAC shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)                use its commercially reasonable efforts to cause all Shares to be listed on the primary securities exchange or market, if any, on which the Shares issued by SVAC have been listed; and

(vi)               use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Acquired Shares contemplated hereby and to enable Investor to sell the Acquired Shares under Rule 144.

c.                    In connection with the effectiveness of any Registration Statement hereunder, any sale, assignment, transfer or other disposition of the Shares by the Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by the Investor become freely tradable and upon compliance by the Investor with the requirements of this Subscription Agreement, if requested by the Investor, SVAC shall cause the transfer agent for the Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares without restrictive legends within two (2) trading days of any such request therefor from the Investor, provided that SVAC and the Transfer Agent have timely received from the Investor customary representations and other documentation reasonably acceptable to SVAC and the Transfer Agent in connection therewith. Subject to receipt from the Investor by SVAC and the Transfer Agent of customary representations and other documentation reasonably acceptable to SVAC and the Transfer Agent in connection therewith, including, if required by the Transfer Agent, an opinion of SVAC’s counsel, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, the Investor may request that SVAC remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) are covered by and may be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for SVAC to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, SVAC shall, in accordance with the provisions of this section and within two (2) trading days of any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions and, upon the Transfer Agent’s request, a legal opinion of its counsel, that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. SVAC shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

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d.                   Indemnification.

(i)                 SVAC agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as and to the extent, but only to the extent, the same are caused by or contained in any information regarding the Investor furnished in writing to SVAC by or on behalf of the Investor expressly for use therein.

(ii)                The Investor agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless SVAC, its directors and officers and agents and employees and each person who controls SVAC (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of a material fact contained in the Registration Statement, or any form of prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein (in the case of any prospectus, or any form of prospectus or preliminary prospectus or supplement thereto, in light of the circumstances under which they were made) or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(iii)              Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and, (2) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties exists with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv)               The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

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(v)                If the indemnification provided under this Section 7(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation.

8.                   Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms prior to the occurrence of the Transaction Closing, (b) upon the mutual written agreement of SVAC and the Investor to terminate the Subscription Agreement, (c) 30 days after the Termination Date (as defined in the Transaction Agreement, as in effect as of the date hereof), if the Closing has not occurred by such date (the “Outside Date”), (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived on or prior to the Closing, or are not capable of being satisfied on or prior to the Closing, and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing, or (e) SVAC’s notification to the Investor in writing that it has abandoned its plans to move forward with the Transaction and/or terminates the Investor’s obligations with respect to the subscription without the delivery of the Shares having occurred (the termination events described in clauses (a)–(e) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SVAC shall notify the Investor in writing of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further force and effect (subject to the proviso of the immediately preceding sentence); provided that any monies paid by the Investor to SVAC in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

9.                   Trust Account Waiver. The Investor acknowledges that SVAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SVAC and one or more businesses or assets. The Investor further acknowledges that, as described in the final prospectus of SVAC, filed with the Securities and Exchange Commission (File No. 333-249067), and dated as of November 23, 2020 (the “Prospectus”), available at www.sec.gov, SVAC has established a trust account containing the proceeds of its initial public offering (the “IPO”) (with interest accrued from time to time thereon, the “Trust Fund”) initially in an amount of $232,300,000 for the benefit of SVAC’s public stockholders (the “Public Stockholders”) and certain parties (including the underwriters of the IPO) and that SVAC may disburse monies from the Trust Fund only: (i) to the Public Stockholders in the event they elect to redeem the Class A Shares in connection with the consummation of SVAC’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”), (ii) to the Public Stockholders if SVAC fails to consummate a Business Combination within 24 months from the closing of the IPO, (iii) any interest earned on the amounts held in the Trust Fund necessary to pay for franchise and income taxes, or (iv) to SVAC after or concurrently with the consummation of a Business Combination. For and in consideration of SVAC entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Investor hereby agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Fund or distributions therefrom, or make any claim against, the Trust Fund, with respect to claims arising out of this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Claims”). The Investor hereby irrevocably waives any Claims it may have against the Trust Fund (including any distributions therefrom) now or in the future as a result of, or arising out of, this Subscription Agreement and will not seek recourse against the Trust Fund (including any distributions therefrom) for Claims arising out of this Subscription Agreement; provided that nothing in this Section 9 (x) shall serve to limit or prohibit the Investor’s right to pursue a claim against SVAC for legal relief against assets held outside the Trust Fund, for specific performance or other equitable relief, (y) shall serve to limit or prohibit any claims that the Investor may have in the future against SVAC’s assets or funds that are not held in the Trust Fund (including any funds that have been released from the Trust Fund and any assets that have been purchased or acquired with any such funds) or (z) shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Fund by virtue of its record or beneficial ownership of Class A Shares currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such Class A Shares, except to the extent that the Investor has otherwise agreed with SVAC to not exercise such redemption right. The Investor agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by SVAC to induce it to enter in this Subscription Agreement, and the Investor further intends and understands such waiver to be valid, binding and enforceable under applicable law.

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10.                Miscellaneous.

a.                    Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without SVAC’s prior written consent. Notwithstanding the foregoing, Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Investor); provided, that no such assignment shall relieve the Investor of its obligations hereunder.

b.                   SVAC may request from the Investor such additional information as SVAC may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested; provided that any such information shall be subject to the confidentiality and use restrictions set forth in the confidentiality agreement executed by and between SVAC and the Investor (or affiliate thereof). The Investor acknowledges that SVAC may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of SVAC.

c.                    The Investor acknowledges that SVAC, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify SVAC and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties made by Investor set forth in Section 6 above are no longer accurate in any material respect. The Investor acknowledges and agrees that each purchase by the Investor of Shares from SVAC will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d.                   SVAC, the Company and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 10(d) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of SVAC set forth in this Subscription Agreement.

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e.                    All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

f.                    This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by the Investor and SVAC. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g.                   This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 10(c), Section 10(d), this Section 10(g) and Section 11 with respect to the persons specifically referenced therein, and Section 5 and Section 6 with respect to the Placement Agents, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

h.                   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i.                     If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j.                     This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in ..pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k.                   The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l.                     This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

m.                 Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to SVAC. A courtesy copy of any communication or notice shall be emailed to Investor.

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n.                   The Investor and SVAC hereby agree, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees, that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10(n) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10(n) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO, AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.                Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SVAC expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SVAC. The Investor acknowledges and agrees that none of (a) any other investor pursuant to this Subscription Agreement or any Other Subscription Agreement (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (b) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (c) any other party to the Transaction Agreement or any Non-Party Affiliate other than SVAC, shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any Other Subscription Agreement, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SVAC, the Company, the Placement Agents or any Non-Party Affiliate concerning SVAC, the Company, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SVAC, the Company, any Placement Agent or any of SVAC’s, the Company’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.

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12.                Disclosure. SVAC shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that SVAC has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of SVAC, the Investor shall not be in possession of any material, non-public information received from SVAC, the Company or any of its respective officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with SVAC, the Placement Agents or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, SVAC shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers, in any press release, promotional materials, media or similar circumstances, or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (a) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (b) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which the Shares are listed; provided, however, that SVAC shall provide the Investor with prior written notice of such permitted disclosure.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered (if different):	Date: ________, 2021

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for: [●]

Aggregate Subscription Amount: $[●]	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SVAC in the Closing Notice.

[Signature Page to Subscription Agreement]

CONFIDENTIAL

IN WITNESS WHEREOF, SVAC has accepted this Subscription Agreement as of the date set forth below.

SPRING VALLEY ACQUISITION CORP.

By:
Name: Christopher Sorrells
Title: Chief Executive Officer

Date:                , 2021

[Signature Page to Subscription Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐  We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

*OR*

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1.	☐ We are an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐  Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐  Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐  Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

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Exhibit 99.1

AeroFarms, the World Leader in Indoor Vertical Farming,
to Become Publicly Traded Company through
Combination with Spring Valley Acquisition Corp.

•	AeroFarms® is revolutionizing agriculture, leveraging its proprietary technology platform to grow great-tasting produce at commercial scale and innovate the market for vertical farming.

•	Founded in 2004, AeroFarms is a certified B Corporation and public benefit corporation on a mission to grow the best plants possible for the betterment of humanity.

•	$1.9 trillion total addressable market today, with opportunities to enter new product categories with established, industry-leading strategic partnerships.

•	AeroFarms data science driven and fully-controlled technology platform enables the company to better understand plants, optimize farms, improve quality and reduce costs.

•	AeroFarms’ Dream Greens® brand wins on quality, flavor, taste and texture with products sold throughout the Northeast U.S. at major retailers, including Whole Foods Market, ShopRite, Amazon Fresh and FreshDirect.

•	Business combination is expected to fully fund the equity needs of AeroFarms’ growth strategy, including expanding retail distribution and market penetration, constructing additional farms, introducing future generations of proprietary farming technology and entering new product categories.

•	All AeroFarms’ stockholders will roll 100% of their equity holdings into the new public company.

•	Transaction is expected to provide up to $357 million in gross proceeds to AeroFarms – comprised of Spring Valley’s $232 million of cash held in trust, assuming no redemptions, and a $125 million fully committed PIPE at $10.00 per share, including investments from leading institutional investors, AeroFarms insiders, and Pearl Energy Investments, the sponsor of Spring Valley.

•	Following the expected second quarter 2021 transaction close, the combined company is expected to have an estimated pro forma equity value of approximately $1.2 billion and will remain listed on Nasdaq under the new ticker symbol “ARFM.”

Newark, NJ – March 26, 2021 – AeroFarms, a certified B Corporation and leader in vertical farming, announced today it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spring Valley Acquisition Corp. (Nasdaq: SV) (“Spring Valley”), a special purpose acquisition company. Upon closing of the transaction, AeroFarms will become publicly traded on Nasdaq under the new ticker symbol “ARFM”. The combined company will be led by David Rosenberg, Co-founder and Chief Executive Officer of AeroFarms.

Founded in 2004, AeroFarms is widely recognized as the world leader in vertical farming. As a certified B Corporation and public benefit corporation since 2017, AeroFarms is on a mission to grow the best plants possible for the betterment of humanity. Through its innovative growing platform, AeroFarms helps solve issues brought on by macro challenges such as population growth, water scarcity, arable land loss, health consciousness, and supply chain risks like the COVID-19 pandemic. AeroFarms has developed patented and award-winning technology in areas such as plant biology, mechanical design, environmental control, data science, operations, and plant genetics. Through the integration of these disciplines, AeroFarms achieves up to 390 times greater productivity per square foot annually versus traditional field farming while using up to 95% less water and zero pesticides. With over 250 invention disclosures and a vast library of data collected over 15 years of operations, AeroFarms is continually improving its systems to understand plants at unprecedented levels and solve agriculture-related supply chain issues. Today, AeroFarms sells great-tasting leafy greens products under its Dream Greens brand, which is consistently celebrated by top chefs and tastemakers.

AeroFarms’ Investment Highlights

•	AeroFarms is revolutionizing agriculture and has been innovating vertical farming for 15 years.

•	$1.9 trillion total addressable market opportunity within its core leafy greens market and other adjacencies.

•	Proprietary technology and industry leadership with proven innovation and design evolution through five generations of farm models supported by an experienced team and a robust portfolio of over 250 invention disclosures.

•	Data science driven and fully-controlled technology platform enables AeroFarms to better understand plants and optimize farms, while improving quality and reducing costs.

•	Commercially selling leafy greens with a brand that is already winning at retail, providing customers with a premium product with superior quality, flavor, taste and texture.

•	Grown over 550 varieties of produce to date and working with key strategic partners to use its growing platform to address broader problems in agriculture.

•	Strong projected financial performance driven by demonstrated farm key performance indicators (KPIs) and an accelerated farm rollout schedule.

Management Commentary

Chris Sorrells, CEO of Spring Valley, said, “Our goal was to partner with an industry-leading, best-in-class, sustainability-focused company and we are ecstatic to combine forces with AeroFarms, the market leader in vertical farming, to accomplish this vision. AeroFarms has a technological edge on the industry, developing a world-class innovation team that has fueled a robust and growing intellectual property portfolio of patents and trade secrets. Moreover, their team has been selling commercial product with major retailers, building a trusted brand that is performing well, and developing influential partnerships that will enhance their ability to scale this business quickly. The future is very bright for AeroFarms and we are excited to share this highly compelling ESG investment opportunity by bringing the market leader in the vertical farming industry public.”

David Rosenberg, Co-Founder and CEO of AeroFarms, added, “At AeroFarms, our mission is to grow the best plants possible for the betterment of humanity, and we are executing on this by taking agriculture to new heights with the latest in technology, innovation and understanding of plant science. Our technology empowers our operations – this is how we get closer to where the problems, opportunities and solutions are. We also have the capabilities to innovate fast by turning our crops a typical 26 times per year that allows us to continuously learn and improve yield and quality while simultaneously reducing capital and operating costs. Our business is at an inflection point where we will scale up our proven operational framework and begin our expansion plans in earnest. With the support of Spring Valley, we not only have the capital in place to execute our plan, but also a sponsor who shares the same ESG philosophies to make a positive impact on the world, while serving the interests of our shareholders.”

Transaction Overview

Under the terms of the Merger Agreement, the transaction is valued at a fully diluted pro forma equity value of approximately $1.2 billion assuming no redemptions by Spring Valley shareholders. The PIPE offering was anchored by leading institutional investors, AeroFarms insiders and Pearl Energy Investments, the sponsor of Spring Valley. The transaction will provide approximately $317 million of unrestricted cash at close to fund future farm development and general corporate purposes.

The transaction has been unanimously approved by the Board of Directors of Spring Valley, as well as the Board of Directors of AeroFarms, and is subject to satisfaction of closing conditions, including the approval of the shareholders of Spring Valley.

Upon completion of the proposed transaction, AeroFarms expects to nominate two of Spring Valley’s existing directors, Debora Frodl and Patrick Wood, III, to its Board of Directors. The remaining directors and officers of Spring Valley are expected to resign and be replaced with AeroFarms nominees, which will be named at a future date.

Additional information about the proposed transaction, including a copy of the Merger Agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Spring Valley with the Securities and Exchange Commission (“SEC”) and is available on the AeroFarms investor relations page at https://aerofarms.com/investors and at www.sec.gov.

Advisors

J.P. Morgan Securities LLC is acting as exclusive financial advisor to AeroFarms. Cowen is acting as a financial advisor to Spring Valley. Cowen and Wells Fargo Securities are acting as capital markets advisors to Spring Valley. J.P. Morgan Securities LLC, Cowen and Wells Fargo Securities acted as placement agents to Spring Valley in connection with the PIPE offering.

DLA Piper LLP (US) is acting as legal counsel to AeroFarms, Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to the placement agents and Kirkland & Ellis LLP is acting as legal counsel to Spring Valley.

Webcast Information

Spring Valley and AeroFarms management will host a webcast to discuss the proposed transaction on March 26, 2021 at 8:00 a.m. ET. Hosting the call will be Chris Sorrells, CEO of Spring Valley; David Rosenberg, Co-Founder and CEO of AeroFarms; and Guy Blanchard, CFO of AeroFarms.

To listen to the prepared remarks via telephone, dial 1-877-407-0784 (U.S.) or 1-201-689-8560 (international) and an operator will assist you, or via webcast which can be found on AeroFarms’ investor relations website at https://aerofarms.com/investors. A telephone replay will be available through April 9, 2021 at 11:59 p.m. ET by using 1-844-512-2921 (U.S.) or 1-412-317-6671 (international) and pin number: 13718018.

About Spring Valley Acquisition Corp.

Spring Valley Acquisition Corp. is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. While Spring Valley may pursue an initial business combination target in any business or industry, it is targeting companies focusing on sustainability, including clean energy and storage, smart grid/efficiency, environmental services and recycling, mobility, water and wastewater management, advanced materials and technology enabled services. Spring Valley’s sponsor is supported by Pearl Energy Investment Management, LLC, a Dallas, Texas based investment firm that focuses on partnering with best-in-class management teams to invest in the North American energy industry.

About AeroFarms

Since 2004, AeroFarms, through its holding company, Dream Holdings, Inc., has been leading the way for indoor vertical farming and championing transformational innovation for agriculture. On a mission to grow the best plants possible for the betterment of humanity, AeroFarms is a Certified B Corporation with global headquarters in Newark, New Jersey, United States. Named one of the World’s Most Innovative Companies by Fast Company two years in a row and one of TIME’s Best Inventions, AeroFarms’ patented, award-winning indoor vertical farming technology provides the perfect conditions for healthy plants to thrive, taking agriculture to a new level of precision, food safety and productivity while using up to 95% less water and no pesticides versus traditional field farming. AeroFarms enables local production to safely grow all year round for its commercial retail brand Dream Greens that has peak flavor always®. In addition, AeroFarms has developed multi-year strategic partnerships ranging from government to major Fortune 500 companies to help uniquely solve agriculture supply chain needs. For additional information, visit: https://aerofarms.com/.

Additional Information and Where to Find It

In connection with the business combination, Spring Valley intends to file a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which will include a preliminary prospectus with respect to its securities to be issued in connection with the business combination and a preliminary proxy statement with respect to Spring Valley’s stockholder meeting at which Spring Valley’s stockholders will be asked to vote on the proposed business combination. Spring Valley and AeroFarms urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC, because these documents will contain important information about the proposed business combination. After the Form S-4 has been filed and declared effective, Spring Valley will mail the definitive proxy statement/prospectus to stockholders of Spring Valley as of a record date to be established for voting on the business combination. Spring Valley stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Avenue Suite 1675 Dallas, TX 75201; e-mail: investors@sv-ac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov.

Participants in the Solicitation

Spring Valley and its directors and officers may be deemed participants in the solicitation of proxies of Spring Valley’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spring Valley’s executive officers and directors in the solicitation by reading Spring Valley’s final prospectus filed with the SEC on November 25, 2020, the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Spring Valley’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and AeroFarms or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding Spring Valley’s proposed acquisition of AeroFarms, Spring Valley’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of AeroFarms and Spring Valley and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AeroFarms and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Spring Valley or AeroFarms is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to AeroFarms; risks related to the expansion of AeroFarms’ business and the timing of expected business milestones; the effects of competition on AeroFarms’ business; the ability of Spring Valley or AeroFarms to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor AeroFarms presently know, or that Spring Valley nor AeroFarms currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and AeroFarms’ expectations, plans, or forecasts of future events and views as of the date of this press release. Spring Valley and AeroFarms anticipate that subsequent events and developments will cause Spring Valley’s and AeroFarms’ assessments to change. However, while Spring Valley and AeroFarms may elect to update these forward-looking statements at some point in the future, Spring Valley and AeroFarms specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and AeroFarms’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Spring Valley Acquisition Corp.
www.sv-ac.com
Robert Kaplan
Investors@sv-ac.com

Investor Relations:

Jeff Sonnek

ICR

Jeff.Sonnek@icrinc.com

1-646-277-1263

Media Relations:

Marc Oshima
AeroFarms

MarcOshima@AeroFarms.com

1-917-673-4602

Exhibit 99.2

AeroFarms Merger with Spring Valley Acquisition Corp.

March 26, 2021

Operator

Welcome to the AeroFarms and Spring Valley Acquisition Corp. Transaction Conference Call.

We would like to first remind everyone that this call may contain forward-looking statements that are not historical facts, consistent with the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995.

I will now turn the call over to Mr. Chris Sorrells. Sir, please go ahead.

Chris Sorrells – Chief Executive Officer, Spring Valley Acquisition Corp.

Thank you for joining us today. I'm Chris Sorrells, CEO of Spring Valley Acquisition Corp, and I’m here today with AeroFarms’ Co-founder and CEO David Rosenberg and CFO Guy Blanchard to present this exciting opportunity, a first-of-its-kind public company, utilizing its proprietary technology platform to grow great-tasting produce and innovate the market for controlled environment agriculture and vertical farming.

Spring Valley's goal was to partner with an industry-leading sustainability-focused company. Sustainability however, is more than just a mandate, this is core to who we are as business managers and our team has over 150 years of combined experience in the sector. We've invested in over 30 companies during the past 20 years, and have demonstrated success in building 11 publicly-traded bellwethers in the sustainability and energy sectors. I’m particularly excited about building number 12 – AeroFarms – and believe that our track record and experience enables us to add immediate value to this transaction.

AeroFarms' is THE market leader in vertical farming due to its unmatched technology and data science platform. This is not just another indoor farming business. AeroFarms has the capabilities and technological infrastructure in place to implement true innovation to traditional produce markets and make a profound impact on humanity – all while being good stewards of resources and the people and partners that are supporting their mission.

Most importantly, AeroFarms is executing on all KPIs today, and proving out unit economics at scale. We believe AeroFarms is capable of driving farm-level unlevered IRRs into the high 20s – low 30s without any significant technology breakthrough.

David has an extremely compelling strategic growth plan that he’ll share with you in a moment, but I’d preface his remarks with a few important points:

•	AeroFarms’ experienced management team is revolutionizing the farming industry and has been innovating vertical farming for 15 years
•	They have a differentiated platform with proven technology, innovation and design evolution through five generations of farm models that have a demonstrated impact on improving quality and reducing costs
•	AeroFarms is already selling leafy greens commercially with the likes of marquee retailers such as Whole Foods Market, ShopRite, Amazon Fresh, and FreshDirect with a brand that is winning at retail with category leading velocity growth that is 50% better than the competition in our general market area and a best-in-class net promotor score in the vertical farming category.

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The vertical farming industry is at the onset of enormous growth, driven by social and environmental macro trends and rapid innovation. AeroFarms has an excellent leadership team, a purpose-driven culture focused on ESG, and a credible plan to build scale by aggressively constructing new farms. We are proud to introduce you to this best-in-class company, and we look forward to assisting AeroFarms in its growth as the leader in vertical farming.

With that, I'd like to turn the call over to David Rosenberg, CEO and Co-founder of AeroFarms.

David Rosenberg – Co-Founder & Chief Executive Officer, AeroFarms

Thank you, Chris for that introduction. I am thrilled to speak with you today and look forward to getting to know many of you in the future as we share our exciting growth story with the investment community.

Founded in 2004, AeroFarms is headquartered in Newark, New Jersey and innovating agriculture through our vertical farming technology platform. We do this by growing plants layer upon layer indoors, without sun, without soil, and year-round without any climate restriction in any season. AeroFarms is widely recognized as the world leader in vertical farming and has received over 50 awards since 2011, including TIME Best Inventions and Fast Company’s World’s Most Innovative Company. We were an inaugural winner of the Global Sustainable Development Goals Awards and ranked number one on the 2020 FoodTech 500.

At AeroFarms, our mission is to grow the best plants possible for the betterment of humanity. While we are strong stewards of stakeholder capital, we also maintain a strong commitment to our communities and the environment. As a certified B Corporation and public benefits corporation since 2017, we use business as a force for good, addressing food deserts by increasing access to locally grown food, building farms in schools for students to learn healthy eating habits early, and providing second-chance career opportunities for those formerly incarcerated.

As part of this ethos, we recognize the considerable environmental and social challenges that put pressure on our food system and traditional agriculture today. AeroFarms is helping solve these challenges and we are doing it through our focus on technology and innovation.

•	To start with, there is the issue of population growth. Food production will need to increase by 69% by 2035 to feed the world’s growing population. AeroFarms has up to 390 times the productivity of a typical field farm. With 26 crop turns per year and multiple layers of growing, we can support the needs of a larger population and achieve greater annual yield in our facilities than a conventional field farm in New Jersey.

•	Our growing population faces the stresses of increasing water scarcity. AeroFarms can grow a plant using up to 95% less water with our aeroponic technology and closed loop system.

•	It’s not just water – over the last forty years, the world has also lost one-third of its arable land due to soil erosion and contamination by toxic metals. AeroFarms grows without soil, instead typically utilizing a patented growing media that is both reusable and recyclable.

•	Socially, people today are much more aware of the chemicals on their food and concerned with sustainability. At AeroFarms, we are proud to use zero pesticides, herbicides, and fungicides. Most people think that when you buy organics, it means pesticide-free, which is typically NOT the case – it just means organic pesticides. AeroFarms is the definition of “clean food”.

•	Finally, our food system today is challenged by supply chain issues and waste, exacerbated by risks of disease and climate change. AeroFarms produces locally for fresher food and less waste.

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These key data points demonstrate the impact we are making to help frame the broader opportunity in a $1.9 trillion addressable market.

Compared to field farming and greenhouse growing, vertical farming is at the cutting edge of innovation. This is driven by trends like those observed by Haitz’s Law, which predicts a 20-fold improvement in the output of LEDs and a 10-fold reduction in their costs every ten years. AeroFarms innovates alongside Haitz’s Law, and in many cases ahead of this curve. Over the last five years, for example, we have increased LED efficiency by 59%, driving a cost advantage for a large cost component of utilities.

AeroFarms has been innovating for 15 years, and this is key because we're building off of an iterative foundation of experience. With this experience, we believe AeroFarms is at the front of the innovation curve compared to the industry. We're currently building our Model 5 farm, which is naturally our fifth generation of design, building upon the four models that came before it. Today we are at an important inflection point for the busines where we’ve hit our operational KPIs at scale and are ready to bring our business to new heights.

AeroFarms innovation is anchored by the precise control and integration across six disciplines of controlled environment agriculture: plant biology, mechanical design, environment controls, data analytics, operations, and plant genetics. These disciplines make up our growing platform, the technology foundation that allows us to consistently control environmental inputs like temperature, humidity, CO2 levels, and nutrient and micronutrient mix across our farms.

This starts with our understanding of plant biology. We use our knowledge of plants to be great farmers and then apply these capabilities to solve broader problems in agriculture. Our proprietary technology allows us to continually experiment, tailoring environmental inputs, gathering data insights, and optimizing growing conditions to produce new plant varieties, improve quality, and reduce capital and operating costs. To be clear, we are a technology platform, not a conventional greenhouse grower using off-the-shelf equipment. We have had over 250 invention disclosures to date, a number which is constantly growing.

So how do we accomplish all this? First, we lead with our deep knowledge of plant biology. We have grown over 550 different varieties of plants to date. Our team of plant scientists understand these plants at unprecedented levels, optimizing for the precise conditions they need at every stage of growth.

Next is our mechanical design. This is more than building vertical towers, but also constructing them in a way that maximizes plant growth at every stage of development. Unlike other growers, our design uniquely utilizes aeroponic technology to grow leafy greens, misting plants with nutrient solution at the root structure. While leaves need carbon dioxide, roots need oxygen and aeroponics enables great oxygenation of the root zone, resulting in healthier plants with stronger physiology.

This precision is one part of how we create tight environmental controls for our plants. There’s a reason “the greenhouse effect” is named the way it is; as light pours into a greenhouse, temperatures can fluctuate across the facility. Unlike in greenhouses, our platform can create unique environments at the plant level to optimize conditions for growth. One example of this is with our luminaire technology. We are able to control the light spectrum, intensity, and frequency of our LEDs, which contributes to giving plants exactly what they want and influences properties like taste and texture.

This precision necessitates operational excellence to ensure that our people and machinery integrate with the growing systems so that we can safely operate a successful business and drive down costs. We have an extensive library of over 200 standard operating procedures that work in concert across our entire growing process – from seeding, germination, growing, harvesting, packaging, and sanitation – to drive strong unit economics.

AeroFarms is also very data-driven, and it’s the data that pulls all of the innovation together.

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We use our proprietary agSTACK system to create a fully connected farm. As its name suggests, agSTACK integrates our hardware, intelligent controls and sensors, SCADA, and manufacturing execution system to create a powerful data loop. By collecting and analyzing data, we gather insights about our plants, and apply these learnings for the continuous improvement of our platform. Using machine vision, for example, we collect information about seed spacing, which leads to increased plant yields. Our commercial farms essentially act as R&D centers, driving quality higher and costs lower to make it easier and more profitable to build future farms.

These sorts of gains are made possible with the support of key technology partnerships. We partner with Dell to unearth data and drive greater insights. With Nokia Bell Labs, we are co-developing advanced machine vision capabilities to monitor plant health and detect growing anomalies.

With these tools in play, we can dive even deeper into plant biology at the genetic level. In typical farming, one moves the genetics to match the environment. At AeroFarms, we match the environment to the genetics. We have the capability to influence genetic expression through environmental inputs to improve plant outcomes and farm economics in ways that consumers care most about – nutrition, taste, texture, consistency, among others.

These key components of our technology and innovation have together driven meaningful improvements in our farm economics and the quality and flavor of our plants. For example, we’ve improved the growth cycle for our baby leafy greens from 20 to 14 days in the last several years and just in the last 12 months, achieved a 23% increase in yield. As mentioned earlier, we have also increased our LED efficiency by 59% over the last five years, driving a cost advantage for a large cost component of utilities. This point on cost is very important and is an area that we are constantly working to reduce. While we will benefit from industry advancements, our advantages relative to competitors stem from our focus on the specific segments of light spectrum that plants require for photosynthesis while avoiding the other segments of the spectrum that require more energy. Improvements such as these make our economics competitive today and point toward even lower costs for future potential product offerings.

This rapid rate of innovation is driven by our world class team, including the engineers, plant scientists, and programmers who make up 50% of our corporate employee base. This investment has also fueled a robust and growing IP portfolio. Today we have 282 invention disclosures which have yielded 51 issued and pending patents across 18 patent families. Additionally, we have 46 designated trade secrets. We think about IP both defensively and offensively and monetizing this IP down the road is going to be very valuable to the company over the long-term. To further this innovation, AeroFarms is excited to also be developing a premier R&D center in Abu Dhabi, a partnership with the Abu Dhabi Investment Office to further advance new technologies and serve as a hub for future expansion in the region.

Shifting back to our business, the first application of our technology has been in our leafy greens business. We grow leafy greens because it gives us 26 crop turns a year – which we think of as 26 learnings a year – to constantly capture insights, improve plant quality and yield, grow additional varieties, and create cost improvements. This compares to 1 to 3 turns in a conventional field setting or about 12 turns in a high-tech greenhouse. We are fundamentally in the right category of produce and we have attractive economics.

Today we sell leafy greens locally under our Dream Greens brand, which is available in the northeast US, including at Whole Foods Market, ShopRite, Amazon Fresh and FreshDirect. We sell at approximately the same price as field-grown organic leafy greens. And customers love our greens, which win on quality, flavor, taste and texture. In 2020, our products performed on average 50% better than the average velocity per SKU of the indoor farming industry in our general market area. We received a best-in-class Net Promoter Score of 55, 57% higher than the indoor vertical farming segment average.

While leafy greens is our beachhead and proven commercial model, we’re already utilizing our growing platform to identify new produce types and markets. In produce, we believe the berry category offers a tremendous market opportunity given the year-round challenges of growing outdoors in a traditional farming environment. We've grown over 50 varieties of strawberries and are working to scale our strawberry farms over the long-term to be a year-round producer at the local-level – something we think is a very powerful combination.

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Strawberries are also another example of how our technology platform can change an industry through improvements in quality. One of the metrics of quality for berries is Brix, which is a measurement of soluble sugar content. An average strawberry has a Brix content of six to eight. AeroFarms is consistently producing berries with a Brix content of 11, and that's illustrative of how we harness our understanding of plant biology and technology to be better farmers to give customers a better-tasting berry. We stress the plant to move the phytochemicals around and drive more sugars from the leaf to the berry.

Beyond berries, we see additional opportunities to address the pharmaceuticals, nutraceuticals, and cosmeceuticals industries. There’s a lack of appreciation for how much of what we use every day is plant-derived. With our technology platform, we can effectively use a plant as a bioreactor to produce proteins and inputs for other applications. As an example, we have been growing a plant to produce a protein to treat highly-symptomatic people of COVID-19, which is in clinical trials sponsored by the National Institutes of Health.

We also see an addressable market in advanced genetics, using our platform for speed breeding and other genetic development work in plants. Here, we are a Founding Member of the Precision Indoor Plants Consortium and Principal Investigator for its first and largest project in lettuce. With this partnership, we work alongside companies like BASF to utilize our platform to optimize new genetics. Another example has to do with CRISPR-Cas9. If you're not familiar, the Nobel Prize in Chemistry in 2020 went to the developers of CRISPR-Cas9, which is a genetic editing tool where scientists are able to pull out a genetic trait in a genetic sequence. Using our platform, we co-developed the first CRISPR-Cas9 produce product.

In the long-term, we also see opportunities to commercialize components of our technology platform, including standalone machine vision capabilities and horticulture luminaires. This represents another addressable market for AeroFarms.

These examples present long-term opportunities for AeroFarms to monetize our technology and expand our reach.

In the near-term, we are focused on scaling our core business of providing the marketplace a great-tasting leafy greens product, and doing it in a responsible fashion. Just as Amazon began with books and Tesla with electric vehicles, leafy greens are our beachhead and we look forward to utilizing our platform in many ways. These additional opportunities are just a couple examples of where AeroFarms can apply our technology platform to build a successful business while having a positive impact on humanity.

With that, I’ll pass the call to Guy Blanchard, our CFO for some commentary on our business model and our plans for expansion.

Guy Blanchard – Chief Financial Officer, AeroFarms

Thank you, David.

We know that customers love our products, and we're ready to get a lot more of it in their hands. Our immediate business plan from a revenue perspective is to build a portfolio of farms across North America. We've mapped the country, and are now using a detailed process to select individual sites.

We select sites based on a detailed methodology and weighing of a variety of factors, including access to customers and market depth within a day's drive. We identify sites that offer an advantageous cost structure. Utility costs differ significantly across the country, and getting electricity, labor, construction, and logistics costs correct are all important to achieving strong farm-level economics. Speed to build is also critical for us, so sites that are permit-ready, have utilities in place, and excellent infrastructure are key elements in our decision tree. Based on these criteria, we have identified a pipeline of excellent locations where we can execute over the coming years.

5

Our next farm, in Danville, Virginia, is breaking ground in April. This is an outstanding location for us. It was chosen based on the process I just described, and it hits on all of these points. Danville provides access to a thousand retail doors in the region, 50 million people within a day's drive, and very competitive energy costs. Danville is ready to develop with reliable infrastructure and excellent access to utilities. We break ground in April 2021 and expect to be producing in Q2 2022, with existing customer relationships expected to absorb up to 60% of production.

Our 5-year plan represents an initial portfolio of our Danville farm and 15 additional commercial farms in North America, constructed at a rate of three per year starting in 2022. The capital from this transaction fully funds the equity needs of our commercial farm expansion, R&D, and working capital requirements.

We plan to become EBITDA positive in the second half of 2024. As we look out to year 5, or 2026, we forecast gross margins approaching nearly 50%, and EBITDA margins in the mid-30s.

Now back to Chris for some closing remarks.

Chris Sorrells – Chief Executive Officer, Spring Valley

Thanks, Guy.

From a transaction perspective, this deal reflects approximately a $1.2 billion post money equity valuation. The transaction is backed by a $125 million PIPE, and includes $232 million in gross cash proceeds from Spring Valley's IPO held in trust. The approximately $317 million in net proceeds will position AeroFarms with a strong balance sheet and a fully funded business plan for the build-out of its farming facilities.

Importantly all existing shareholders, including management, are rolling their equity, and will own approximately 65% of the pro-forma company at closing, reflecting their ongoing confidence and commitment.

Today's enterprise value is priced at a significant discount to the publicly traded comparables of sustainable high-growth food, as well as high-growth food and beverages. We believe this represents a very attractive entry multiple relative to the peer set.

In summary, AeroFarms has a long track record building and operating commercial farms and already has a commercial product in market with key retail partners, and the customer reaction has been overwhelmingly positive. We have attractive unit economics today, and we believe those unit economics are going to get better going forward.

We believe AeroFarms has a strong competitive differentiation with the quality of its products. However it is their technology platform that creates not just a moat, but a long-term opportunity to expand beyond leafy greens to address other high-value categories and opportunities that can benefit from their technological capabilities to solve problems for the betterment of humanity.

Thank you. We hope you join our journey, and we look forward to making a greater impact on the world.

Operator

That concludes today’s conference call. Thank you for your participation. You may now disconnect.

6

Exhibit 99.3

Bringing agriculture through technology to new heights and innovation INVESTOR PRESENTATION March 2021

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Dream Holdings, Inc. (“Dream”) and Spring Valley Acquisition Corp. (“Spring Valley”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Spring Valley, Dream or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of Spring Valley or Dream has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Dream or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Dream and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward-Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “strategy,” “future,” “outlook,” “opportunity,” “should,” “would,” “will be,” “will continue,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Dream and Spring Valley, including statements as to the expected timing, completion and effects of the proposed transaction, statements regarding each of Dream and Spring Valley, and statements regarding estimates, projections and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Dream’s and Spring Valley’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Dream and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Spring Valley or Dream is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; the inability to complete the PIPE investment in connection with the proposed transaction; the lack of a third party valuation in determining whether or not to pursue the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Dream; risks related to expansion of Dream’s business and technology; the risk that the vertical farming industry may not grow as large or as quickly as management currently expects, the impact of any future loss of “B Corporation” status on Dream’s business; the effects of competition on Dream’s future business; the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on Dream’s business or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions; the ability of Spring Valley or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Spring Valley or Dream presently know or that Spring Valley or Dream currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and Dream’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Spring Valley and Dream anticipate that subsequent events and developments will cause Spring Valley’s and Dream’s assessments to change. However, while Spring Valley and Dream may elect to update these forward-looking statements at some point in the future, Spring Valley and Dream specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Spring Valley’s and Dream’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Presentation is based on the estimates of Dream and Spring Valley management. Dream and Spring Valley obtained the industry, market and competitive position data used throughout this Presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Dream and Spring Valley believe their estimates to be accurate as of the date of this Presentation. However, this information may prove to be inaccurate because of the method by which Dream or Spring Valley obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. Use of Projections This Presentation contains projected financial information with respect to Dream. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. 2

Disclaimer (cont’d) Important Information and Where to Find It In connection with the Proposed Business Combination, Spring Valley intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the SEC, which will include a preliminary proxy statement to be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by Spring Valley’s stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Dream’s stockholders in connection with the Proposed Business Combination. After the Registration Statement has been declared effective, Spring Valley will mail a definitive proxy statement/prospectus, when available, to its stockholders and Dream’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about Spring Valley, Dream and the Proposed Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov. No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the Proposed Business Combination among Dream and Spring Valley or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. Participants in the Solicitation Spring Valley and Dream and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of Spring Valley is in its final prospectus filed with the SEC on November 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or any other document to be filed by Spring Valley with the SEC. Some of the financial information and data contained in this Presentation, such as earnings before income taxes, depreciation and amortization (“EBITDA”), have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Spring Valley and Dream believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Dream’s financial condition and results of operations. Dream’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Spring Valley and Dream believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Dream’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. [Dream is not able to forecast net income on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP, and therefore has not provided a reconciliation for forward-looking EBITDA]. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Dream’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. You should review Dream's audited financial statements, which will be included in the Registration Statement. Trademarks and Intellectual Property All trademarks, service marks, and trade names of Dream or Spring Valley or their respective affiliates used herein are trademarks, service marks, or registered trade names of Dream or Spring Valley, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with Dream or Spring Valley, or an endorsement or sponsorship by or of Dream or Spring Valley. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Dream or Spring Valley will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. 3

Transaction Overview KEY HIGHLIGHTS ✓ $232mm cash in trust from Spring Valley Acquisition Corp. (Nasdaq: SV)1 David Rosenberg CEO and Co-Founder ✓ $250 PIPE – Sponsor, management, and board investing $20mm+ ✓ ~$1.1bn pro forma enterprise value ✓ 3.2x 2025E revenue and 13.0x 2025E EBITDA2 Guy Blanchard Attractive valuation versus other leading sustainable high-growth food peers ✓ CFO ✓ $472mm in cash to fund operations and accelerate growth1 ✓ No additional equity capital requirements expected between now and achieving free cash flow Chris Sorrells ✓ 63.9% existing shareholder equity rollover CEO ✓ 2.1% convertible notes holders ✓ 18.0% SPAC including founder shares ✓ 16.0% PIPE Investors 1 Assumes no redemptions from Spring Valley Acquisition Corp.; includes cash to balance sheet from convertible note; assumes $40mm in transaction expenses 2 Multiples based off pro forma implied enterprise value; 2025E Revenue $329.9mm and 2025E EBITDA $82.0mm 4 Ownership Capital Structure Valuation Transaction Size

Spring Valley Acquisition Corp. Leadership $18,323 $3,678 CHRIS SORRELLS CEO BILLY QUINN Chairman 2012 IPO 1 Current Market Cap 2006 IPO Current Market Cap ◼ In 2006, Sorrells lead an investment in Renewable Energy Group, Inc. while the company was beginning operations in a developing, but promising industry ◼ In 2002, four years before its IPO, NGP was an original investor in Energy Transfer, which grew from a small private company into one of the largest publicly traded midstream corporations after its IPO in 2006 through several acquisitions and organic growth projects Team with Extensive Transaction Experience in Sustainability Strong C-level Operational Expertise in Sustainability ◼ Grew revenues from ~$85mm in 2008 to ~$2.6bn in 2019 via organic growth and an aggressive acquisition strategy Proprietary Network and Sourcing Capability Established Track Record of Building Publicly Traded Bellwethers Source: Company filings, FactSet as of 2/18/2021 1 Pro forma for class A shares not directly listed in IPO 5 The Spring Valley team has experience in scaling platforms that can be leveraged to create value for AeroFarms and its shareholders ◼ Pearl Energy Investments (“Pearl”) is a Dallas, Texas-based investment firm with over $1.2bn of committed capital under management founded by Spring Valley chairman Billy Quinn ◼ Prior to founding Pearl, Mr. Quinn served as a Co-Managing Partner of Natural Gas Partners (“NGP”), a $20bn fund which created one of the first sustainability focused funds ◼ Pearl is rooted in energy and sustainability with 60+ years of combined experience $289 $3,092 WHO WE ARE AND WHAT WE OFFER STRONG HISTORY OF VALUE CREATION

AeroFarms is bringing agriculture to new heights through technology and innovation 6

Champion for Plants, People and the Planet Grow the best plants possible for the betterment of humanity Understand plant biology to be great farmers and solve broader problems in agriculture Serve communities by leading with brand and providing access to high-quality, consistent, and safe products Protect the environment for future generations, growing more while using less 7 Proud to be a B Corporation AeroFarms has been a B Corporation since 2017, certified by the nonprofit B Lab for meeting rigorous standards of social and environmental performance, accountability, and transparency. Providing Second Chance Opportunities Since 2016 AeroFarms has been providing employment to those formerly incarcerated and was 1 of 5 companies recognized by the NJ Reentry Corporation for this work in 2020. VISION Serving the Community AeroFarms serves local communities through its for-profit small farms program, including a Newark charter school visited by former First Lady Michelle Obama and Jersey City, host of the first-in-the-nation municipal vertical farming program, with the World Economic Forum. MISSION Stewarding Sustainability AeroFarms was the first and only agriculture company honored by the Ellen MacArthur Foundation as one of the Circular Economy 100. Inaugural Winners

AeroFarms Leads the Industry in Vertical Farming and More TECHNOLOGY INNOVATION STRATEGIC PARTNERSHIPS FARM OPERATIONS DATA SCIENCE 8 AeroFarms Has Been Recognized With Over 50 Awards Since 2011: Ranked #1Inaugural Winners The AeroFarms sensor network feeds a vast library of data, collected over 15 years of operations, allowing the company to understand plants at unprecedented levels and solve agriculture-related supply chain problems. AeroFarms partners with leading S&P 500 companies and government agencies, using its growing platform and experience to further provide solutions in agriculture. With over 250 invention disclosures, AeroFarms is constantly developing and improving its proprietary mechanical, operating, environmental and biological systems. AeroFarms built and operates the largest vertical farm in the world and sells great tasting leafy greens. To date, the company has grown over 550 different varieties of fruits and vegetables and uses its understanding of plant biology to optimize farming systems.

World Class Leadership Team with Decades of Experience Guy Blanchard Chief Financial Officer Andreas Sokollek Chief Operating Officer Marc Oshima Chief Marketing Officer and Co-Founder MaryAlice Feinstein Chief People Officer Roger Buelow Chief Technology Officer Stacy Kimmel, Ph.D. VP of R&D Dane Almassy VP of Sales Mark Boyland General Counsel BACKED BY A STRONG INVESTOR BASE 9 David Rosenberg Chief Executive Officer and Co-Founder ▪ Successful serial entrepreneur, 14+ years leading Silicon Valley VC backed companies ▪ Member of World Economic Forum (WEF) and WEF Global Internet of Things Council ▪ Co-founded and co-chaired WEF YGL Circular Economy Taskforce ▪ 3 Team U.S. Gold Medal National Championships in Fencing and 2 Individual Silver Medals ▪ MBA from Columbia Business School

Innovating Vertical Farming at Scale for 15 Years Understanding how innovation in vertical farming scales is important. Since its founding in 2004, AeroFarms has differentiated from the industry, proving its technology, testing innovation and evolving its design through five generations of farm models. Model 1 Model 1 farm launches with first leafy greens sales Large-scale farming Builds world’s largest vertical farm in Newark (including automated components) and begins large-scale farming New Projects Achieves major KPIs at scale and announces new projects in Abu Dhabi and Jersey City Representative farm rollout map; more detail on Page 27 2004 2021 and beyond Technology update Improvements Improves grow towers and innovates in numerous ancillary equipment around the farm to reduce costs and improve major KPIs Scale and Development Construct additional facilities around the world and introduce Model 5 and future generations of the farm model, expanding scale and improving farm-level unit economics Refines and optimizes technology for commercial use Representative rendering of AgX facility in Abu Dhabi; completed facility may be different 10 2020 2019 2016 2013

AeroFarms Vision and the Future of Farming Addressing social and environmental macro trends through science and innovation AeroFarms leads in vertical farming through a history of innovation, proprietary technology and strategic partnerships 01 AeroFarms data science driven and fully-controlled proprietary technology platform enables the company to better understand plant growth, optimize farms, improve quality, and reduce costs 02 With this platform, AeroFarms drives its leafy greens business, providing customers with a premium product with superior flavor, taste and texture 03 Extensive growth opportunities to expand into new markets and enter new product categories with industry leading strategic partnerships 04 Farm KPIs continually improving with an accelerated farm rollout schedule driving strong projected financial performance 05 11

01 The AeroFarms Opportunity 12

Helping Solve the Global Sustainability and Food Crisis 1/3 Lost POPULATION GROWTH Food production will need to increase by 69% by 20351 to feed the growing population and expanding middle class WATER SCARCITY Global water demand is set to increase by 55% from 2000 to 20502 ARABLE LAND LOSS The world has lost 1/3 of its arable land in the last 40 years3 due to soil erosion and contamination by toxic metals4 SOCIAL AWARENESS With pesticide residues on 70% of washed produce in the US, people are concerned with sustainability and chemicals on their food5 SUPPLY CHAIN ~$1.2 trillion worth of food is lost or wasted each year,6 exacerbated by risks of disease and climate change Up to 390x as productive as a field farm7 Uses up to 95% less water than regular field farmers Uses as little as 0.3% of the land of a field farmer7 Grows using zero pesticides Locally produced for fresher food less waste and Solutions are enabled by AeroFarms’ rapid innovation in mechanical design, biological science and data analytics and controls 1 BBC: Is the world running out of fresh water?; 2 Environmental Outlook to 2050: The consequences of Inaction; 3 The Guardian: Earth has lost a third of arable land in past 40 years; 4 US FDA: Metals and Your Food ; 5 The Guardian: Pesticide residues found in 70% of produce sold in US even after washing; 6 USDA for Romaine and Leaf Lettuce; 7 Calculation is based on AeroFarms’ annual crop turns, levels of vertical growing and output per square foot versus values for a conventional field farm in a region like New Jersey with one crop turn per year 13 AeroFarms Solution Macrotrend

Fresh Produce is a $1.4 Trillion Industry Global fresh produce Global leafy greens Global fresh produce breakdown (2019) Leafy greens² 5% Other v egetables¹ 30% Berries³ 12% Fresh produce industry: $1.4 trillion1 Local produce market of shoppers say they would Other fruits¹ 53% 1 BMI 2019 retail food market data, excludes foodservice sales; 2 BMI 2019 leafy greens market data defined as leaf and stem vegetables; 3 2019 Technavio Global Berries Market; 4 CStoreDecisions Consumers Increasingly Value Local Food article 14 93% buy more local food if it was available4 58% of shoppers prefer to buy local produce4 Leafy greens, baby greens, microgreens, herbs, and niche varieties: $78 BILLION2 From 2019 to 2023, leafy greens is projected to grow 7% CAGR to be a $103 billion industry2 From 2019 to 2023, fresh produce is projected to grow 7% CAGR to be a $1.8 trillion industry1

Unrivaled Sustainability and Productivity High-tech Greenhouse Conventional Farming Up to 12 1 - 3 FASTER Crop turns Crop turns Crop turns 26 CROP TURNS HIGHER OUTPUT Up to 12x 1x lbs/sqft1 lbs/sqft lbs/sqft 390x YIELD¹ MORE EFFICIENT Up to 90% 0% Water savings Water savings Water savings 95% WATER USE Most consistent product Somewhat consistent product Least consistent product BETTER QUALITY BECOMING CHEAPER Declining costs Slightly declining costs Increasing costs LONG TERM COST STRUCTURE² 1 Calculation is based on AeroFarms’ annual crop turns, levels of vertical growing and output per square foot versus values for a conventional field farm in a region like New Jersey with one crop turn per year; ² Farmland Prices In The United States according to the USDA 15

02 Technology Platform 16

Market Leader with Vertical Integration Across All Disciplines of Controlled Environment Agriculture understanding of Optimizing plant performance enables: ✓ New varieties ✓ Higher quality ✓ Lower costs 17 Tightly controlled environment Optimized plant genetics Mechanical design of grow towers and ancillary equipment Operations at scale, with controlled standard operating procedures Deep plant biology Data science enabling fully-connected agriculture

Key Components of AeroFarms’ Technology Platform Expertise in HVAC and building design Advanced grow towers Aeroponic technology to allow plant roots to receive the optimal amount of nutrients at the optimal time ▪ Unique horticulture luminaire and LED technology Extensive library of 200+ standard operating procedures Proprietary cloth grow medium is typically reusable and/or recyclable ▪ Automated nutrient delivery system Digital controls, including: Integrated algorithm for every stage of grow cycle (including custom lighting) agSTACK software with integrated PLC and SCADA systems ◼ Full automation across loading, unloading, seeding, growing, harvesting and packaging Plant genetics, optimized for indoor plant growing ◼ 18

The agSTACK System Enables a Fully-Connected Farm GROW THE BEST PLANTS POSSIBLE SYSTEMS DATA LOOP ROL AND APPLY LEARNINGS TO BE GREAT FARMERS (SCADA) UNDERSTAND PLANT BIOLOGY AT UNPRECEDENTED LEVELS (MES) agSTACK powers integration, traceability, data insights and machine learning SAMPLE TECHNOLOGY PARTNERSHIPS Partnered to support software and cloud services for AeroFarms growing systems to unearth data and drive greater plant insights Partnered to co-develop machine vision capabilities to monitor plant health analytics and detect growing anomalies 19 agSTACK CONTINUOUS IMPROVEMENT MANUFACTURING EXECUTION SYSTEM SUPERVISORY CONT DATA ACQUISITION DATA ANALYSIS INTELLIGENT CONTROL DATA COLLECTION HARDWARE

Precision Control Enables Unparalleled Influencing Genetics and Their Expression Performance for Plants …Improves Plant Outputs and Farm Economics through Environmental Inputs… TEMPERATURE AIR SPEED Taste Nutrition RELATIVE HUMIDITY LIGHT SPECTRUM Texture Consistency WATER LEVELS CO2 LEVELS LIGHT INTENSITY Yield Color LIGHT FREQUENCY NUTRIENT / MICRONUTRIENT MIX Shelf Life 20

AeroFarms Innovation Drives Improvements Across the Farm IMPROVED GENETICS Tight control of light, water, nutrients, and continually testing assumptions high-quality, flavorful plants T I M E 1 Harvest Yield increase calculated from January 2020 to December 2020 at the Rome Street Farm (current commercial facility), normalized to the production capacity of the Model 5, 48-grow tower farm design 21 C O S T LIGHTING EFFICIENCYYIELD IMPROVEMENT AeroFarms’ LED efficiency has increasedOver the last 12 months, AeroFarms 59% over the last five yearshas seen a 23% increase in yield QUALITY Improving plant genetics by isolating variablesoxygen, CO2 and temperature results in GROW CYCLE AeroFarms has improved the grow cycle for baby leafy greens from 20 to 14 days1 AeroFarms economics are competitive, selling at parity today and headed lower for future potential product offerings

Extensive Investments in Technology and IP A WORLD CLASS INNOVATION TEAM… Technological innovation is driven by AeroFarms’ world-class team of 45 INNOVATORS, who make up 50% of all corporate employees, including: ▪ ▪ ▪ Engineers Plant scientists Computer programmers 1 Snapshot as of January 2021 22 …FUELS A ROBUST AND GROWING IP PORTFOLIO1 282 invention disclosures 62 active invention disclosures in the pipeline PATENTS 18 active patent families 13 granted (issued) patents 38 pending patent applications TRADE SECRETS 46 designated trade secrets

03 Scaling the Leafy Greens Opportunity 23

Leafy Greens are the Ideal Initial Category for Disruption INDUSTRY opportunity for leafy greens with: AEROFARMS provides leafy greens with: contamination quality centralized production transportation costs The short leafy greens growth cycle allows for rapid experimentation and innovation, providing AeroFarms with data insights to enhance its technology platform and expand to other product areas 24 ❑Less spoilage ❑No food ❑Less variability in ❑No supply seasonality ❑ Fewer risks due to ❑Less pesticide use ❑Lower supply chain / ✓ Superior flavor and quality ✓ Production closer to the consumer ✓ New standard for food safety ✓ Consistency ✓ Year-round growing ✓ Democratized production ✓ Zero pesticides ✓ Strong unit economics ✓ Up to 95% less water

AeroFarms Wins at Retail with Great Tasting Leafy Green Products AeroFarms product is currently in over 200 stores in the Northeast, including Whole Foods Market, where AeroFarms experienced over 500% growth from 2019 to 2020 AeroFarms locally grown produce wins on quality, flavor, taste and texture with products that are priced competitively with organic players and other local farmers Along with baby leafy greens, AeroFarms sells products in high growth segments, such as microgreens AeroFarms sells its products under its Dream Greens brand and will be introducing a unified rebrand in 2021 1 Nielsen W/E 12/5/20 latest 52 weeks (collection of 5 leading grocery retailers in New York Metropolitan Area), combined with Nielsen FY2020 latest 52 weeks (1 leading grocery retailer in the New York Metropolitan Area); 2 Net Promoter Score is a key indicator of customer satisfaction, measured through third-party testing conducted by Qualtrics 25 In 2020 AeroFarms products performed on average 50% better than the average velocity per SKU of the indoor farming industry¹ AeroFarms received a best-in-class Net Promoter Score of 55; 57% higher than the indoor vertical farming segment average2

Top Tastemakers Applaud AeroFarms Products “An exquisite culinary experience“ Edmund LaMacchia VP of Procurement – Perishables, Whole Foods (former) “This is what I love about AeroFarms – that it's technology that's allowing people to farm better and smarter – and it makes really delicious food.” David Chang, Celebrity Chef and Founder of the Momofuku restaurant group “I had the distinct pleasure of sampling AeroFarms product – right out of the growing trays, then took a bag of greens home. Not only was the flavor density stunning and delicious, but the large bag of greens lasted a week. It likely would have lasted longer, but I ate them all. What a remarkable and timely approach to leveraging urban assets for nutrient dense food production.” Michel Nischan, renowned chef / leader in the sustainable food movement and President/ CEO Wholesome Wave 26

AeroFarms is Ready to Bring its Leafy Greens Farms to New Markets RE FARMS ons to Q1 2022 Q2 2022 Q3 2022 Newark, NJ Greater St. Louis Danville, VA Abu Dhabi, UAE Southern US Texas Triangle UNITED STATES2 ARABIAN PENINSULA2 Note: shown on a different scale than the map of the U.S. DEVELOPMENT TIMELINE ~3 – 4 months 4 – 5 months ~12 months Priority Market Selection Competitive multi-state RFI Comparative site analysis Incentive negotiations Site Selection Engineering and design Competitive bids Permitting Financial Closing / Start of Construction Construction of farm Equipment commissioning Start of Commercial Operations Hiring and training of personnel 27 1 Date represents financial closing / start of construction for each farm location; 2 Maps are illustrative; 300-mile target areas not to scale FARM PIPELINE SITE SELECTION METHODOLOGY Prioritize locations for new farms considering: CUSTOMER: quality, expansion strategy MARKET DEPTH: population within 1 day drive COSTS: utilities, labor, construction, logistics SPEED TO BUILD: Permitting, ready utilities and infrastructure INCENTIVES: Ability to attract incentives that reduce costs or create capital AeroFarms also won a World Wildlife Fund RFP to partner in developing a potential future farm FUTU Partial list of locati serve target markets 1 48-tower farm 1 48-tower farm NEXT FARM Target locations 1 48-tower farm DANVILLE, VIRGINIA Q2 20211 Model 5, 48-tower farm AGX, ABU DHABI Q2 20211 R&D and pilot grow rooms

AeroFarms has Secured its Next Farm in Danville, VA Top retailer distribution centers within 300 miles of Danville, VA food retailers PROJECT TIMELINE APRIL 2021 Q2 2022 ~12 months Priority Market Selection Site Selection Financial Closing / Start of Construction Start of Commercial Operations 1 4.0 million lbs (based on 77.5 clamshells per store per week) / 1.6 million lbs produced; 3 Defined as a 500 mile radius; Statista 2019 Population of US MSAs 28 <$0.06 kWh energy costs 50mm+ people within 1 day’s drive2 2.5x market coverage¹ 1,000+ in the region BENEFITS OF DANVILLE, VIRGINIA: ▪Unmet market potential and proximity to key sales channels with at least 6 top retailer distribution centers within 250 miles ▪Low operating costs with low energy rates and competitive, skilled workforce ▪R&D partnership opportunities with nearby universities with engineering and environmental sciences programs including Virginia Tech, Duke, UNC Chapel Hill, and Longwood University ▪Ready to develop site with reliable infrastructure and excellent access to utilities

04 Growing Beyond Greens Leafy 29

Accessing $1.8 Trillion Market Opportunity Strategic Partnerships Components luminaire automated nutrient delivery 1 BMI 2019 retail food market data, excludes foodservice sales; Produce is defined as fresh produce minus leaf and stem vegetables; 2 Technavio 2020; 3 2019 Mordor Global Seed Market - Growth, Trends, and Forecast; 4 2020 Markets and Markets – Hydroponics Market Global Forecast 30 Technology Potentially selling components of technology platform, including lighting and agSTACK system Work to Date Includes: ▪Co-developed standalone machine vision capabilities with Nokia Bell Labs ▪Co-developed a horticulture ▪Developing proprietary and agSTACK systems Broader market opportunity: $10bn4 Advanced Genetics Products and Services Using fully-controlled platform for speed breeding and genetic development Work to Date Includes: ▪Founding Member of the Precision Indoor Plants (PIP) Consortium and Principal Investigator for first and largest project (lettuce) ▪Co-developed first ever CRISPR-Cas9 produce product Broader market opportunity: $56bn3 Plant-made Pharmaceuticals, Nutraceuticals and Cosmeceuticals Using plants as bioreactors to produce proteins and inputs for other applications Work to Date Includes: ▪Actively participating in a National Institutes of Health (NIH) sponsored trial ▪Growing an Active Pharmaceutical Ingredient (API) for COVID-19 (or other SARS) therapeutic trial Broader market opportunity: $471bn2 Expansion into Berries and Other Markets Producing higher-quality berries and other traditionally seasonal produce year-round Work to Date Includes: ▪Have grown thousands of berry plants in R&D facilities since 2017 ▪Growing capabilities yield strawberries that consistently exceed industry averages for sweetness Fresh produce market opportunity: $1.3tn1

Preparing for Future Commercial Expansion into New Markets like Berries Berries today are subject to a seasonal supply chain with high pesticide use AeroFarms’ grows better berries, measured by sweetness, all year round, using zero pesticides AeroFarms has grown over 50 varieties of strawberries to date, each with a unique size, shape and flavor profile AeroFarms has a co-development agreement to create high-performing berry products with a strategic partner higher than the industry 1 Measure of soluble sugar content 31 Consistently achieving Brix1 of 11 ~1.5x average of 6-8 Grown over 6,300 berry plants to date Harvesting berries since 2017

05 Financial Projections 32

Future Farm Development Is Enabled by Current KPIs that Drive Unit Economics at Scale Core KPIs are shown below where 100% represents Model 5 farm design business plan1 Performance of Core Baby Leafy Greens Microgreens 100% 100% Harvest Yield measures how much useable plant mass we grow and harvest per unit of area per unit of time vs. our long-term plan. 90% 90% 80% 80% Last 12 Mo. Avg. Last 6 Mo. Avg. Last 3 Mo. Avg. Last 12 Mo. Avg.Last 6 Mo. Avg. Last 3 Mo. Avg. Baby Leafy Greens Microgreens 110% 110% Price per pound2 measures our ability to sell leafy greens product at target price points that support our long-term plan. 100% 100% 90% 90% 80% 80% Last 12 Mo. Avg. Last 6 Mo. Avg. Last 3 Mo. Avg. Last 12 Mo. Avg. Last 6 Mo. Avg. Last 3 Mo. Avg. Farm Level (Baby Leafy Greens and Microgreens) 100% Overall Operating Efficiency (OOE) measures two factors versus our long-term plan: utilization (are we operating our farms at targeted production capacity) and realization (are we selling what we grow [at target selling price]) 90% 80% Last 12 Mo. Avg.Last 6 Mo. Avg. Last 3 Mo. Avg. 1 100% represents Model 5 Farm Design (technology deployable in 2021); historical monthly data is presented through December 2020; 2 Price per lb. is the price achieved within each channel applied to the projected channel mix of the Model 5 farm – we are achieving our target selling price within each channel, which is the key driver of future farm performance 33 92% 91% 90% 100% of OOE target is expected to be achieved at future full-scale farms OVERALL OPERATING EFFICIENCY 103% 102% 101% 110%111% 112% Selling price consistently has achieved targets; our long-term plan is built on being price takers in established distribution channels, though we sell what we believe to be premium product PRICE PER LB. SOLD 97% 97% 92% Data represents average of every individual grow unit harvested during the period; commonly, “champion” yields can exceed 125%+ of long-term target 103% 96% 89% HARVEST YIELD

Farm Unit Economics Summary The Model 5 Farm Design represents AeroFarms’ technology that will be deployed in early 2021. Over time, modest performance improvements are modeled for future farm generations, namely the Model 6/7 Farm Designs. Each farm design is modeled to include the modest performance gains described below: improvements but excludes leased real estate allocation 1 Represents 48-grow tower farm economics for each Model 5/6/7. Business plan includes farms of 48 grow towers and large farms of 144 grow towers, sequenced in a rollout of Model 5 farms (financial close beginning March 2021), Model 6 farms (March 2022), and Model 7 farms (September 2023). Models 6 farm reflects modest performance improvements (10%) in the following areas, relative to Model 5: revenue, COGS excl. rent and depreciation, capex incl. tenant improvements; the Model 7 farm represents a further 10% improvement vs. Model 6, at farm stabilization 2Assumes illustrative SG&A allocation to support farm operations; the AeroFarms projections on the following slide carry this SG&A allocation and additional corporate SG&A 3 Projected 20-year unlevered IRR of the farm Source: Management 34 Key Assumptions1 MODEL 5MODEL 6MODEL 7 (Current)(March 2022)(September 2023) $52 million$47 million$41 million $25 million$28 million$31 million $8 million / 32%$12 million / 42%$16 million / 51% $9 million / 34%$12 million / 42%$15 million / 49% ~15%~22%~31% Description Total Project Capital (reduces by 10% each model) Annual Revenue (increases by 10% each model) Gross Profit (COGS decreases by 10% each model) EBITDA2 Unlevered IRR2,3 Includes working capital and tenant Levers for increase: yield, product mix, price Includes depreciation of fixed assets Includes corporate SG&A allocation Unlevered farm return, with corporate SG&A

AeroFarms Financial Overview FARM COUNT¹ REVENUE ($mm) # of towers 48 grow tower farms 144 grow tower farms 1,248 1,248 1,008 16 16 48 2021 2022 2023 2024 2025 2026 Run Rate 2021 2022 2023 2024 2025 2026 Run Rate % growth of towers 300% 125% 78% 31% 24% NM % growth 226% 305% 201% 102% 67% NM GROSS PROFIT ($mm) EBITDA ($mm) $(2) 2021 $(3) 2022 2023 2024 2025 2026 Run Rate 2021 2022 2023 2024 2025 2026 Run Rate % margin % margin NM NM 19% 35% 42% 48% 51% NM NM NM NM 25% 35% 40% 1 Farms that are under construction or operating 35 $332 $193 $82 $(39) $(47) $(49) $(4) $423 $264 $137 $11 $57 76813 5 5 43210 4 11 11 1927 3 9 4 7 6 1 4 $825 $553 $330 $4$13 $163

Transaction Summary – Pro Forma Equity Ownership USES SOURCES All values in $mm All values in $mm PRO FORMA CAPITALIZATION (at $10.00) PRO FORMA OWNERSHIP (%) AT CLOSING2 All values in $mm Convertible notes 2.1% SVAC IPO shares 14.7% 63.9% Existing AeroFarms shareholders PIPE shares 16.0% Sponsor shares 3.4% Note: Assumes no redemptions from Spring Valley Acquisition Corp.; assumes new shares issued at a price of $10.00 1 Comprised of 100.0mm shares owned by existing Aerofarms shareholders, 25.0mm PIPE shares, 23.0mm SVAC shares outstanding, 5.3mm SPAC sponsor shares and 3.3 shares owned by Aerofarms convertible notes holders; 2 Excludes impact of (i) 11.5mm Spring Valley Acquisition Corp. warrants and 8.9mm founder warrants struck at $11.50, which are not subject to vesting; (ii) 500,000 of additional SPAC Sponsor Shares which are subject to vesting (250,000 shares will be subject to vesting based on a $12/share price target; and 250,000 founder shares will be subject to vesting based on a $14/share price target calculated based on either (a) the closing price on the date of Closing or (b) the closing price of the stock for 20 trading days in any 30 trading day period within 5 years of Closing); (iii) New EIP which will dilute all of the above accordingly 36 Pro Forma Shares Outstanding1 156.6 Post-Money Equity Value $1,566 (-) Net Cash 499 Pro Forma Implied Enterprise Value (Post-Money) $1,067 AeroFarms Equity Rollover $1,000 Cash to Merged Company Balance Sheet 472 Estimated Transaction Expenses 40 Total uses $1,512 SVAC Equity $232 Convertible Note 30 AeroFarms Equity Rollover 1,000 PIPE Financing 250 Total sources $1,512

Valuation Benchmarking FV / Revenue (Sustainable High-growth Food) FV / CY2022E (CY+1) Revenue (High-growth food & beverages) 1.9x FV / EBITDA (Sustainable High-growth Food) FV / CY2022E (CY+1) EBITDA (High-growth food & beverages) Source: FactSet and company filings as of February 17, 2021 Note: Companies sorted from high to low based on firm value; 1 Financials converted to USD, USD / GBP conversion rate of 1.385 as of 02/17/2021 37 54.1x54.0x 1 Monster BeverageFevertree DrinksTattooed ChefVital Farms Corporation 22.8x30.0x Overall Median: 42.0x 49.4x 202520252025 30.1x 23.8x 13.0x 20252026 5.5x FV / EBITDA 8.4x7.9x 1 Monster BeverageFevertree DrinksTattooed ChefVital Farms Corporation 5.8x 3.6x Overall Median: 6.8x 7.2x6.5x7.3x 202520252025 3.2x 20252026 FV / Revenue

AeroFarms Company Highlights AeroFarms has a 15+ year track record of vertical farming at scale and an expert management team that is revolutionizing the farming industry Technology and data are a competitive differentiator and moat for AeroFarms AeroFarms sells leafy greens commercially with a brand that is winning at retail and with potential development partners A substantial pipeline of farm projects and a Total Addressable Market of $1.8T represents an enormous opportunity for expansion AeroFarms has increasingly attractive unit economics across multiple new farm models 38

Bringing agriculture to new heights through technology and innovation THANK YOU 39